SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a 16 or 15d 16 of

the Securities Exchange Act of 1934

For the nine-months ended September 30, 2017

Commission file number

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F:

Form 20 F ☐ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S T Rule 101(b)(1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S T Rule 101(b)(7):

Yes ☐ No ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b): N/A

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Report that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee-based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks including:

•	interest rate risk

•	foreign exchange risk

•	equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

•	our financial condition

•	our results of operation

Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this Report and in our annual report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”), could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of Central Bank (as defined below);

•	inflation;

•	deflation;

•	unemployment;

•	increases in defaults by our customers and in impairment losses;

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•	decreases in deposits;

•	customer loss or revenue loss;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	changes in demographics, consumer spending, investment or saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	damage to our reputation;

•	natural disasters;

•	implementation of new technologies;

•	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems); and

•	an inaccurate or ineffective client segmentation model.

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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CERTAIN TERMS AND CONVENTIONS

As used in this report on Form 6-K (the “Report”), “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander-Chile together with its consolidated subsidiaries.

When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A. References to “the Group,” “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

As used in this Annual Report, the term “billion” means one thousand million (1,000,000,000).

In this Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan renminbi); and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 1. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates.

As used in this Report, the terms “write-offs” and “charge-offs” are synonyms.

In this Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the SBIF are to the Superintendency of Banks and Financial Institutions.

Certain figures included in this Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

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ITEM 1. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the periods ended September 30, 2017 and 2016 has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These consolidated financial statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2016 20-F. See “Item 2. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

	As of and for the nine-month periods ended September 30,
	2017	2017	2016
	In U.S.$ thousands(1)	In Ch$ millions (2)
UNAUDITED CONSOLIDATED STATEMENT OF INCOME DATA (Chilean Bank GAAP)
Net interest income	1,533,584	980,190	964,717
Net fee and commission income	332,884	212,763	191,287
Financial transactions, net (3)	174,572	111,578	102,811
Other operating income	106,296	67,939	13,843
Net operating profit before provision for loan losses	2,147,336	1,372,470	1,272,658
Provision for loan losses	(347,962)	(222,400)	(255,573)
Net operating profit	1,799,374	1,150,070	1,017,085
Total operating expenses	(939,629)	(600,564)	(573,856)
Operating income	859,745	549,506	443,229
Income from investments in associates and other companies	4,622	2,954	2,248
Income before tax	864,367	552,460	445,477
Income tax expense	(165,254)	(105,622)	(79,994)
Net income for the year	699,113	446,838	365,483
Net income for the period attributable to:
Equity holders of the Bank	672,983	430,137	363,718
Non-controlling interests	26,130	16,701	1,765
Net income attributable to Equity holders of the Bank per share	3.57	2.28	1.93
Net income attributable to Equity holders of the Bank per ADS	1,428.49	913.02	772.04
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1

	As of September 30, 2017		As of December 31, 2016
	In U.S.$ thousands(1)	In Ch$ millions (2)
UNAUDITED CONSOLIDATED STATEMENT OF INCOME DATA (Chilean Bank GAAP)
Cash and deposits in banks	2,110,404	1,348,865	2,279,389
Cash items in process of collection	941,383	601,685	495,283
Trading investments	751,476	480,306	396,987
Investments under resale agreements	—	—	6,736,00
Financial derivative contracts	3,318,935	2,121,297	2,500,782
Interbank loans, net	435,025	278,046	272,635
Loans and accounts receivable from customers, net	41,734,363	26,674,518	26,113,485
Available-for-sale investments	3,329,300	2,127,922	3,388,906
Investments in associates and other companies	41,679	26,639	23,780
Intangible assets	92,485	59,112	58,085
Property, plant, and equipment	354,996	226,896	257,379
Current taxes	—	—	—
Deferred taxes	596,918	381,520	372,699
Other assets	1,292,199	825,909	840,499
TOTAL ASSETS	54,999,163	35,152,715	37,006,645
Deposits and other demand liabilities	11,375,266	7,270,501	7,539,315
Cash items in process of being cleared	803,753	513,719	288,473
Obligations under repurchase agreements	230,799	147,515	212,437
Time deposits and other time liabilities	19,700,964	12,591,871	13,151,709
Financial derivative contracts	3,045,831	1,946,743	2,292,161
Interbank borrowings	2,192,157	1,401,117	1,916,368
Issued debt instruments	10,795,996	6,900,261	7,326,372
Other financial liabilities	353,313	225,820	240,016
Current taxes	16,012	10,234	29,294
Deferred taxes	10,738	6,863	7,686
Provisions	433,541	277,098	308,982
Other liabilities	1,318,301	842,592	795,785
TOTAL LIABILITIES	50,276,671	32,134,334	34,108,598
Capital	1,394,513	891,303	891,303
Reserves	2,787,793	1,781,818	1,640,112
Valuation adjustments	(3,566)	(2,279)	6,640
Retained earnings	471,088	301,096	330,651
Attributable to Equity holders of the Bank	4,649,829	2,971,938	2,868,706
Non-controlling interest	72,664	46,443	29,341
TOTAL EQUITY (4)	4,722,492	3,018,381	2,898,047
TOTAL LIABILITIES AND EQUITY	54,999,163	35,152,715	37,006,645

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	As of and for the nine-month period ended September 30,
	2017	2016
CONSOLIDATED RATIOS (Chilean Bank GAAP)
Profitability and performance:
Net interest margin (5)	4.3%	4.4%
Return on average total assets (6)	1.7%	1.4%
Return on average equity (7)	20.0%	17.3%
Capital:
Average equity as a percentage of average total assets (8)	8.4%	8.0%
Total liabilities as a multiple of equity (9)	10.6	11.7
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.1%	2.1%
Allowance for loan losses as percentage of total loans	2.9%	3.0%
Operating Ratios:
Operating expenses /operating revenue (11)	43.8%	45.1%
Operating expenses /average total assets

OTHER DATA
CPI Inflation Rate (12)	1.4%	2.7%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end (12)	4.6%	6.8%
Number of employees at period end	11,052	11,557
Number of branches and offices at period end	405	464

(1)	Amounts stated in U.S. dollars at and for the nine-month period ended September 30, 2017 have been translated from Chilean pesos at the interbank market exchange rate of Ch$639.15 = U.S.$1.00 as of September 30, 2017 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Such translations should not be construed as representations that the Chilean peso amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.
(3)	Net income (expense) from financial operations and net foreign exchange gain.
(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.
(5)	Net interest income divided by average interest earning assets (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”).
(6)	Net income for the year divided by average total assets (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”).
(7)	Net income for the year divided by average equity (as presented in “Item 3. Operating and Financial Review and Prospects—C. Selected Statistical Information”).
(8)	This ratio is calculated using total average equity (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

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(9)	Total liabilities divided by equity.
(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.
(11)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.
(12)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Report must be transacted at the spot market rate in the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The U.S.$ Observed Exchange Rate (dólar observado), which is reported by the Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On September 30, 2017 and September 30, 2016 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$639.15 and Ch$657.40 respectively, or 0.36% more and 0.25% less, respectively, than the Central Bank’s published observed exchange rate for such dates of Ch$636.85 and Ch$659.08, respectively, per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

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	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End
2012	469.65	519.69	494.99	478.60
2013	466.50	533.95	495.09	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34
2016	645.22	730.31	676.83	667.29
2017 (through October 20, 2017)	615.58	679.05	652.66	625.55

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
April 2017	647.47	665.35	655.74	664.28
May 2017	665.41	679.05	671.54	675.31
June 2017	659.46	672.37	665.15	663.21
July 2017	647.99	666.61	658.17	651.58
August 2017	626.68	652.77	644.24	628.36
September 2017	615.58	638.28	625.54	636.85
October 2017 (through October 20, 2017)	619.68	640.52	628.72	625.55

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2016 dividend must be proposed and approved during the first four months of 2017. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of The Bank of New York Mellon, as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10. Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs” in our 2016 20-F).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10. Additional Information—D. Exchange Controls” in our 2016 20-F.

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The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)
2013	232,780	493.1	1.24	1.05	60
2014	265,156	476.0	1.41	1.01	60
2015	300,198	540.4	1.75	1.15	60
2016	336,659	503.7	1.79	1.07	75
2017	330,645	500.9	1.75	1.06	70

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 1,039 shares per ADS for 2012. For 2013, 2014, 2015, 2016 and 2017, it is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, and the risk factors set forth under “Item 3. Key Information—D. Risk Factors” in our 2016 20-F, which should be read in conjunction with all the other information presented in this Report and in our 2016 20-F. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our 2016 20-F.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

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In December 2016, Moody’s Investors Services (“Moody’s”) concluded a review of the Bank’s ratings and downgraded the baseline credit assessments from a2 to a3 due to their belief that the prospects of a continued slowdown in the Chilean economy and relevant market shift have changed the competitive landscape. Moody’s confirmed our other ratings, maintaining a negative outlook. Also in August 2017, Fitch downgraded our main ratings from A+ to A following a similar action on the sovereign rating of the Republic of Chile. Standard and Poor’s Ratings Services (“S&P”) placed the Bank’s ratings on Outlook Negative in August 2017 and re-affirmed this rating and outlook in November 2017.

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies: A3 (stable) by Moody’s, A- (negative) by S&P and A- (stable) by Fitch Ratings Ltd. (“Fitch”).

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments we may be required to maintain a minimum credit rating or terminate such contracts or post collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of September 30, 2017, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.6% and our core capital ratio was 10.7%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

•	the failure to increase our capital correspondingly;

•	losses resulting from a deterioration in our asset quality;

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•	declines in the value of our investment instrument portfolio;

•	changes in accounting standards;

•	changes in provisioning guidelines that are charged directly against our equity or net income; and

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

On June 2017 a proposed bill that changes the General Banking Law in Chile was sent to the Chilean Congress for discussion. The bill proposes the creation of a new regulatory body for the financial system as well as new capital regulation for banks in Chile in line with Basel III standards.

The new proposed regulatory entity would be the Financial Market Commission (FMC) created by Law #21,000 early in 2017 as a successor of the SVS (Superintendencia de Valores y Seguros). The FMC would become the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and banks. All current SBIF attributions would be transferred to the FMC which will be ruled by a five member board, one of which will act as a Chairman. The board’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

The bill proposes to adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF. These changes should be approved by the Chilean Congress in 2017 or 2018. Following this approval, Chilean banks will most likely have to fully comply with Basel III requirements by 2024. The following table sets forth a comparison between the current regulatory capital demands, and those proposed by the SBIF.

Capital requirements: Basel III, current GBL and new proposed requirements
Capital categories	Current Law	Proposed Bill
(% over risk weighted assets)
(1) Total Tier 1 Capital (2+3)	4.5	6
(2) Basic Capital	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	—	1.5
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (1+4)	8	8
(6) Conservation Buffer	2% over effective equity in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5

* Systemically Important Banks

Minimum capital requirements would increase in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which would include credit, market and operational risk. Minimum Tier 1 capital increases from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1) either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital will be set at 2% of risk-weighted assets. Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets, setting a Total Equity Requirement of 10.5% of risk-weighted assets. As well, the BCCh may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets with agreement from the FMC. Both buffers must be comprised of core capital. The FMC, with agreement from the BCCh, may impose additional capital requirements for Systemically Important Banks (SIB) of between 1-3.5% of risk-weighted assets. The FMC will have to establish the criteria to assess which banks are considered as SIBs. It is probable that we would be classified as a SIB.

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The proposed bill also incorporates Pilar II capital requirements with the objective of assuring an adequate management of risk. The FMC will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it esteems that the previous capital levels and buffers are not enough for a financial institution. The FMC will be responsible for establishing weightings for risk-weighted assets as a separate regulation based on the implementation of standard models, subject to agreement from the BCCh. The FMC will have until December 31 of the next year in which the bill is passed to establish the weightings. Nevertheless, banks will be allowed to use internal models to define risk-weighted assets, subject to approval from the FMC with agreement from the BCCh, in which case calculated requirements will have to be within the limits set by the FMC.

This could result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.2% as of December 31, 2016. Additionally, for the purposes of reporting to our parent company, we calculate this ratio using a model approved by the European Central Bank standards. In this scenario our core capital ratio is 12.3% and our regulatory capital ratio is 15.7 % as of September 30, 2017. No assurance can be given that the adoption of the Basel III capital requirements will not have a material impact on our capitalization ratio.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the SBIF may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

The SBIF and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•	Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.

•	Liquidity coverage ratio (LCR), which measures the percentage of liquid Assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

Beginning on March 30, 2016, banks began reporting these ratios to the Central Bank and the SBIF. The evolution of these is still being monitored and adjustments to the required ratios could be made. The final limits and results should begin to be published in 2018. The initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain.

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We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. In the wake of the global financial crisis, the financial services industry continues to experience significant financial regulatory reform in jurisdictions outside of Chile that directly or indirectly affect our business, including Spain, the European Union, the United States, Latin America and other jurisdictions. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burden on Santander Group, including Santander-Chile, in these jurisdictions. The manner in which these laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate we may face higher compliance costs.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on the Bank or on its bank subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to the Bank, thereby negatively impacting the Bank. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank's regulatory authorities, as part of their supervisory function, periodically review the Bank's allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank's management, could have an adverse effect on the Bank’s earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The wide range of regulations, actions and proposals which most significantly affect the Bank, or which could most significantly affect the Bank in the future, relate to capital requirements, funding and liquidity and regulatory reforms in Chile, and are discussed in further detail below. These and other regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase our operating costs and negatively impact our business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 2. Information on the Company—B. Business Overview—Regulation and Supervision”):

We are subject to regulation by the SBIF and by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. Any new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

9

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the SBIF, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the SBIF to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF 200 (U.S.$8,371) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. By September 30, 2017 the maximum rate was 28.72%.

In October 2017, a bill aimed at giving additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) was passed in Congress. Among other changes the bill grants the SERNAC the power to issue and interpret new regulation, to inspect and oversee providers, and issue sanctions. As well the bill increases the amount of fines and extends prescription time from six months to two years. Also, customers will now be able to receive compensation for non-material damages under a class action, and customers will be able to demand additional compensation individually if they believe their non-material damages are higher than the minimum amounts awarded. The bill will be implemented gradually over the course of the next 24 months. In the past we have worked proactively with the SERNAC to resolve customer demands, and according to independent surveys over the last four years we have improved and currently maintain high levels of customer satisfaction compared to our main competitors. However we cannot assure you that in the future the implementation of this bill will not translate into increased demands from customers through the SERNAC or of higher scrutiny on ourselves, which could materially and adversely affect our business or financial condition.

The SBIF and the Ministry of Finance have drafted a new General Banking Law that was submitted to the Chilean Congress on June 2017. Among other things, the new banking law includes guidelines for the adoption of Basel III regulations in Chile as well as a new regulation and supervision entity and changes in the treatment of banking institutions with economic difficulties. Although we currently have a regulatory capital ratio of 13.6% as of September 30, 2017 and a core capital ratio of 10.7%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.2% as of December 31, 2016. Additionally, for the purposes of reporting to our parent company, we calculate this ratio using a model approved by the European Central Bank standards. In this scenario our core capital ratio is 12.3% and our regulatory capital ratio is 15.7% as of September 30, 2017. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

The proposed changes in the way banking institutions with economic difficulties should be treated shifts the focus from solving to anticipating potential adverse situations that may affect a bank and or the banking system or that implies the dissolution and liquidation of a bank. To that extent banks will be obliged to inform the FMC whenever they are in any of a certain number of situations specified in the proposed bill and present an Early Regularization Plan for approval by the FMC. Banks in such situations will be able to undertake a preventive capital increase or receive a three-year term loan from another bank which will be considered as capital. The creditors agreement considered in the current banking law is eliminated. In case the Regularization Plan fails or is not presented by the bank, the FMC will appoint a Delegated Inspector or eventually a Provisional Administrator. We cannot assure you that we will not incur in such situations in the future which could have a material adverse impact on you.

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A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of September 30, 2017 on a consolidated basis, we had 11,052 employees, of which 72.8% were unionized. In March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on January 1, 2014, and which will expire on December 31, 2018. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Congress passed a new labor law in 2016 that became effective April 1, 2017. The main points included in this law are:

•	Expands the scope of collective bargaining. Currently some groups of workers are excluded from the collective bargaining process.

•	Legalizes industry-wide unions.

•	Gives union sole collective bargaining rights. The ability of non-union groups to negotiate a collective bargaining agreement is eliminated.

•	Expands workers ability to switch unions and gives workers the same rights under a collective bargaining agreement if they affiliate themselves post-negotiations.

•	Expands the right to greater information of unions including the wages of each worker included in a collective bargaining agreement.

•	Simplifies the standard collective bargaining process.

•	Collective bargaining agreements must last maximum three years instead of four.

•	Eliminates the ability of the employer to replace workers on strike and establishes minimum service guidelines that workers must respect.

•	Establishes the current collective bargaining agreement as the bargaining floor for future collective bargaining agreements.

•	Amplifies the matters that can be negotiated in collective bargaining.

•	Increases the hours for training of union representatives.

•	Strengthens the participation of women in unions.

The Bank currently has a high unionization level and good labor relations. At this time, we are unable to estimate the impact these new regulations will have on labor relations and costs. The current project may also suffer additional modification will being discussed in Congress.

These and any additional legislative or regulatory actions in Chile, Spain, the European Union, the United States or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

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ITEM 2. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and loans. As of September 30, 2017, we had total assets of Ch$35,152,715 million (U.S.$54,999 million), outstanding loans, net of allowances for loan losses of Ch$26,952,564 million (U.S.$42,169 million), total deposits of Ch$19,862,372 million (U.S.$31,076 million) and equity of Ch$3,018,381 million (U.S.$4,722 million). As of September 30, 2017, we employed 11,052 people. We have a leading presence in all the major business segments in Chile, and the largest distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 405 branches and 937 ATMs. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services, including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Old Santander-Chile was established as a subsidiary of Santander Spain in 1978. On August 1, 2002, Santiago and Old Santander Chile merged, whereby the latter ceased to exist and Santander-Chile (formerly known as Santiago) being the surviving entity.

Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Report. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Relationship with Santander Spain

We believe that our relationship with our controlling shareholder, Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Santander Spain, our parent company, is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom, Poland and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States, as well as in Germany, Italy, Spain, and several other European countries.

Our relationship with Santander Spain provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Santander Spain’s product offerings in other countries, as well as of its know-how in systems management. We believe that our relationship with Santander Spain will also enhance our ability to manage credit and market risks by adopting policies and knowledge developed by Santander Spain. In addition, our internal auditing function has been strengthened as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Santander Spain. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.

Santander Spain’s support of Santander-Chile includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, such as risks, auditing, accounting and financial control. Santander-Chile does not pay any management or other fees to Santander Spain in connection with these support services.

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B. Business Overview

We have 405 total branches, 270 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 25 under the Santander Banefe brand name, 53 under the Select brand name, 8 specialized branches for the Middle Market and 49 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$3.1 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$3.1 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$1.3 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$15.6 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Global Corporate Banking. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available-for-sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers. The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment's interest income, fee and commission income, and expenses.

The tables below show the Bank’s results by reporting segment for the nine-month period ended September 30, 2017, in addition to the corresponding balances of loans and accounts receivable from customers:

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		As of and for the nine months ended September 30, 2017
	Loans and accounts receivable from customers(1)	Net interest income	Net fee and commission income	Financial transactions, net(2)	Provision for loan losses	Support expenses(3)	Segment`s net contribution
	Ch$mn

Retail Banking	18,888,640	731,791	155,186	14,743	(212,175)	(398,444)	291,101
Middle-market	6,616,905	196,889	27,263	10,537	(13,803)	(68,642)	152,244
Global Corporate Banking	2,068,780	74,519	22,103	42,664	2,352	(44,671)	96,967
Other	187,261	(23,009)	8,211	43,634	1,226	(10,492)	19,570
Total	27,761,586	980,190	212,763	111,578	(222,400)	(522,249)	559,882

Other operating income							67,939
Other operating expenses and impairment							(78,315)
Income from investments in associates and other companies							2,954
Income tax expense							(105,622)
Net income for the year							446,838

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2016, our subsidiaries collectively accounted for 0.6% of our total consolidated assets.

		Percent ownership share As of September 30,
		2017			2016
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99,75	0,01	99,76	99,75	0,01	99,76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50,59	0,41	51,00	50,59	0,41	51,00
Santander Agente de Valores Limitada	Securities brokerage	99,03	—	99,03	99,03	—	99,03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99,64	—	99,64	99,64	—	99,64

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

•	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

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Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 20 banks, including one public-sector bank. The four largest banks accounted for 65.2% of all outstanding loans by Chilean financial institutions as of September 30, 2017, (excluding assets held abroad by Chilean banks).

The Chilean banking system has experienced increased competition in recent years, largely due to consolidation in the industry and new legislation. We also face competition from non-bank and non-finance competitors, principally department stores, credit unions and cajas de compensación (private, non-profitable corporations whose aim is to administer social welfare benefits, including payroll loans, to their members) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

All the competition data in the following sections is based on Chilean Bank GAAP.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of September 30, 2017, (excluding assets held by Chilean banks abroad).

	As of September 30, 2017, unless otherwise noted
	Market Share	Rank
Commercial loans	17.4%	2
Consumer loans	22.8%	1
Residential mortgage loans	20.9%	1
Total loans	19.2%	1
Deposits	18.1%	1
Credit card issued (1)	15.6%	1
Checking accounts (1)	21.4%	1
Branches (2)	18.3%	3

Source: SBIF

(1)	As of July 2017, the latest available information

(2)	As of August 2017, the latest available information

Loans

As of September 30, 2017, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 19.2% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of September 30, 2017 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	27,761,586	43,435	19.2%
Banco de Chile	25,742,651	40,276	17.8%
Banco del Estado de Chile	22,427,060	33,524	14.8%
Banco de Crédito e Inversiones	19,137,165	29,942	13.3%
Itaú Corpbanca	15,338,186	23,998	10.6%
BBVA, Chile	9,598,925	15,018	6.7%
Others	25,332,887	39,635	17.6%
Chilean financial system	144,338,460	225,829	100.0%

Source: SBIF

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Deposits

We had a 18.1% market share in deposits, ranking first among banks in Chile as of September 30, 2017. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of September 30, 2017 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Santander-Chile	19,862,372	31,076	18.1%
Banco del Estado de Chile	21,281,862	33,297	19.3%
Banco de Chile	18,545,792	29,016	16.9%
Banco de Crédito e Inversiones	14,328,484	22,418	13.0%
Itaú Corpbanca	9,526,567	14,905	8.7%
BBVA, Chile	6,539,862	10,232	5.9%
Others	19,930,339	31,183	18.1%
Chilean financial system	110,015,278	172,127	100.0%

Source: SBIF.

Total equity

With Ch$3,018,381 million (U.S.$4,722 million) in equity in Chilean Bank GAAP as of September 30, 2017, we were the third largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of September 30, 2017 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Santander-Chile	3,018,381	4,722	16.5%
Itaú Corpbanca	3,452,075	5,401	18.8%
Banco de Chile	3,037,396	4,752	16.6%
Banco de Crédito e Inversiones	2,711,966	4,243	14.8%
Banco del Estado de Chile	1,639,976	2,566	9.0%
BBVA, Chile	882,432	1,381	4.8%
Others	3,577,028	5,597	19.5%
Chilean financial system	18,319,254	28,662	100.0%

Source: SBIF.

Efficiency

As of September 30, 2017, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the SBIF	For the nine months ended September 30, 2017 (Chilean Bank GAAP)
Santander-Chile	40.4%
Banco de Chile	45.2%
Banco de Crédito e Inversiones	51.8%
BBVA, Chile	54.3%
Banco del Estado de Chile	61.3%
Itaú Corpbanca	65.4%
Chilean financial system	51.1%

Source: SBIF.

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Net income for the period attributable to equity holders

As of September 30, 2017, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$430,137 million (U.S.$673 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	For the nine months ended September 30, 2017 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Santander-Chile	430,137	673	25.0%
Banco de Chile	433,660	678	25.2%
Banco de Crédito e Inversiones	314,762	492	18.3%
Banco del Estado de Chile	86,094	135	5.0%
Itaú Corpbanca	85,065	133	4.9%
BBVA, Chile	75,901	119	4.4%
Others	296,497	464	17.2%
Chilean financial system	1,722,116	2,694	100.0%

Source: SBIF.

Return on equity

As of September 30, 2017, we were the second most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP). As of August 31, 2017, we were the third most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity for the nine months ended September 30, 2017 (Chilean Bank GAAP)	BIS Ratio as of August 31, 2017 (Chilean Bank GAAP)
Santander-Chile	19.7%	13.6%
Banco de Chile	19.0%	14.2%
Banco de Crédito e Inversiones	15.5%	13.5%
BBVA, Chile	11.5%	12.3%
Banco del Estado de Chile	7.7%	11.1%
Itaú Corpbanca	3.3%	14.4%
Chilean Financial System	12.8%	13.7%

Source: SBIF.

Asset Quality

As of September 30, 2017, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of September 30, 2017.

Non-performing loans / total loans(1) as of September 30, 2017 (Chilean Bank GAAP)
Santander-Chile	2.15%
Banco del Estado de Chile	2.93%
Itaú Corpbanca	1.99%
Banco de Crédito e Inversiones	1.50%
Banco de Chile	1.23%
BBVA, Chile	1.19%
Chilean financial system	1.89%

Source: SBIF.

(1)	Excluding interbank loans.

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Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law, amended most recently in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

The largest reform to the Chilean Banking Law and the SBIF in recent history is currently being discussed in Congress. On June 2017 a proposed bill that changes the General Banking Lay in Chile was sent to the Chilean Congress for discussion. The bill proposes the creation of a new regulatory body for the financial system as well as new capital regulation for banks in Chile in line with Basel III standards. The bill proposes to adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF. These changes should be approved by the Chilean Congress in 2017 or 2018. Following this approval, Chilean banks will most likely have to fully comply with Basel III requirements by 2024.

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a Board of Directors composed of five members designated by the President of Chile, subject to the approval of the Chilean Senate.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

The SBIF

Banks are supervised and controlled by the SBIF, an independent Chilean governmental agency. The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in cases of noncompliance with such legal and regulatory requirements, the SBIF has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

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The SBIF examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the SBIF, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the SBIF.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the SBIF. Absent such approval, the acquirer of shares so acquired will not have the right to vote. The SBIF may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

According to Article 35bis of the General Banking Law, the prior authorization of the SBIF is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the SBIF to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain regulatory capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15.0% but less than 20.0%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10.0% of their risks-weighted assets for the period specified by the SBIF, which may not be less than one year. The calculation of the risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

•	a bank is required to inform the SBIF of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

•	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•	the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

•	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the SBIF of their financial condition.

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Law #21,000 passed in 2017 created the Financial Market Commission (FMC) as a successor of the SVS (Superintendencia de Valores y Seguros). The FMC would become the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and banks. All current SBIF attributions would be transferred to the FMC which will be ruled by a five member board, one of which will act as a Chairman. The board’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the SBIF and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

Since June 1, 2002, Chilean banks are allowed to offer a new checking account product that pays interest. The SBIF also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A, the Central Bank has also imposed additional caps to the interest rate that can be paid.

On June 5, 2007, pursuant to Law 20.190, new regulations became effective authorizing banks to enter into transactions involving a wider range of derivatives, such as futures, options, swaps, forwards and other derivative instruments or contracts subject to specific limitations established by the Central Bank of Chile. Previously, banks were able to enter into transactions involving derivatives, but subject to more restrictive guidelines.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$3,198,815 or U.S.$5,023 as of September 30, 2017) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

•	cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

•	certain payment orders issued by pension providers; and

•	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100.0% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately but excluding interbank demand deposits.

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Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$21,325 million or U.S.$33.5 million as of September 30, 2017) of paid-in capital and reserves, calculated in accordance with Chilean Bank GAAP, regulatory capital of at least 8.0% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3.0% of its total assets, net of required allowances, as calculated in accordance with Chilean Bank GAAP.

Regulatory capital is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or capital básico;

•	its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its core capital; and

•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. The SBIF is expected to implement in 2017 the Basel III capital standards in Chile, which will include the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by the Chilean Congress, as it involves a modification to the General Banking Law.

Banks should also have capital básico, or core capital, of at least 3.0% of their total assets, net of allowances. Core capital is defined to include shareholders’ equity.

Within the scope of Basel III in Chile, further changes in regulation may occur. See “Item 1. Key Information—D. Risk Factors—We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.”

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. These limits were raised from 5.0% and 25.0%, respectively, in 2007 by the Reformas al Mercado de Capitales II (also known as MK2). In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

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In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its regulatory capital, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use during such employee’s term of employment.

Allowance for Loan Losses

Chilean banks are required to provide to the SBIF detailed information regarding their loan portfolio on a monthly basis. The SBIF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the SBIF. Category 1 banks are those banks whose methods and models are satisfactory to the SBIF. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the SBIF while its Board of Directors will be made aware of the problems detected by the SBIF and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the SBIF until they are authorized by the SBIF to do otherwise. Santander-Chile is categorized as a “Category 1” bank.

Differences between IFRS and Chilean Bank GAAP

As stated above, Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards (the “Compendium”), differs in certain respects from IFRS. The main differences that should be considered by an investor are the following:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. This difference does not materially impact our Audited Consolidated Financial Statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our Audited Consolidated Financial Statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset.

Loan loss allowances

The main difference between Chilean bank GAAP and IFRS regarding loan loss allowances is that under Chilean Bank GAAP, these are calculated based on specific guidelines set by the SBIF, which are in turn based on an expected losses approach, and under IFRS, we use an incurred loss approach.

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Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the SBIF and therefore are not in accordance with IFRS as issued by the IASB. Also under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the SBIF. IFRS only permits allowances following its internal models based on incurred debt. These differences do not materially impact our financial statements.

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to the aforementioned differences between Chilean GAAP and IFRS of the carrying amount of assets and liabilities and their tax bases.

Provision for mandatory dividends

This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. The Bank uses the same policy under Chilean GAAP and IFRS.

In the table below is a reconciliation of as of September 30, 2017 of the Bank’s Chilean Bank GAAP Balance sheet and Income Statement to IFRS.

	As of September 30, 2017
	Chilean Bank GAAP	Adjustment	IFRS
ASSETS
Cash and deposits in banks	1,348,865	0	1,348,865
Cash items in process of collection	601,306	379	601,685
Trading investments	480,306	0	480,306
Investments under resale agreements	0	0	0
Financial derivative contracts	2,121,297	0	2,121,297
Interbank loans, net	278,046	(1,055)	276,991
Loans and accounts receivables from customers, net	26,674,518	16,457	26,690,975
Available for sale investments	2,127,922	0	2,127,922
Held to maturity investments	0	0	0
Investments in associates and other companies	26,639	0	26,639
Intangible assets	59,112	0	59,112
Property, plant, and equipment	226,896	0	226,896
Current taxes	0	0	0
Deferred taxes	381,520	(11,557)	369,963
Other assets	825,909	8,476	834,385
TOTAL ASSETS	35,152,715	12,321	35,165,036
LIABILITIES
Deposits and other demand liabilities	7,270,501	0	7,270,501
Cash items in process of being cleared	513,719	0	513,719
Obligations under repurchase agreements	147,515	0	147,515
Time deposits and other time liabilities	12,591,871	0	12,591,871
Financial derivative contracts	1,946,743	0	1,946,743
Interbank borrowing	1,401,117	0	1,401,117
Issued debt instruments	6,900,261	0	6,900,261
Other financial liabilities	225,820	0	225,820
Current taxes	10,234	0	10,234
Deferred taxes	6,863	0	6,863
Provisions	277,098	(21,931)	255,167
Other liabilities	842,592	0	842,592
TOTAL LIABILITIES	32,134,334	(21,931)	32,112,403
EQUITY
Attributable to the equity holders of the Bank	2,971,939	34,251	3,006,190
Capital	891,303	0	891,303
Reserves	1,781,818	0	1,781,818
Valuation adjustments	(2,279)	0	(2,279)
Retained earnings	301,096	34,252	335,348
Retained earnings from prior years	0	41,267	41,267
Income for the period	430,137	(10,021)	420,116
Minus: Provision for mandatory dividends	(129,041)	3,006	(126,035)
Non-controlling interest	46,443	0	46,443
TOTAL EQUITY	3,018,381	34,252	3,052,633
TOTAL LIABILITIES AND EQUITY	35,152,715	12,321	35,165,036

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	As of September 30, 2017
	Chilean Bank GAAP	Adjustment	IFRS
Ch$ million	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income	1,534,147	0	1,534,147
Interest expense	(553,957)	0	(553,957)
Net interest income	980,190	0	980,190
Fee and commission income	343,250	0	343,250
Fee and commission expense	(130,487)	0	(130,487)
Net fee and commission income	212,763	0	212,763
Net income (expense) from financial operations	52,933	0	52,933
Net foreign exchange gain	58,645	0	58,645
Other operating income	67,939	(20,100)	47,839
Net operating profit before provision for loan losses	1,372,470	(20,100)	1,352,370
Provision for loan losses	(222,400)	(13,266)	(235,666)
NET OPERATING PROFIT	1,150,070	(33,366)	1,116,704
Personnel salaries and expenses	(294,881)	0	(294,881)
Administrative expenses	(171,900)	0	(171,900)
Depreciation and amortization	(55,468)	0	(55,468)
Impairment of property, plant, and equipment	(5,644)	0	(5,644)
Other operating expenses	(72,671)	21,803	(50,868)
Total operating expenses	(600,564)	21,803	(578,761)
OPERATING INCOME	549,506	(11,563)	537,943
Income from investments in associates and other companies	2,954	0	2,954
Income before tax	552,460	(11,563)	540,897
Income tax expense	(105,622)	1,542	(104,080)
NET INCOME FOR THE PERIOD	446,838	(10,021)	436,817
Attributable to:
Equity holders of the Bank	430,137	(10,021)	420,116
Non-controlling interest	16,701	0	16,701
Earnings per share attributable to
Equity holders of the Bank:	2.28	(0.05)	2.23

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market, open-stock corporations and insurance companies.

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Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its Board of Directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the Board of Directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the Board of Directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the Board of Directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the SBIF, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s regulatory capital. The Board of Directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, condone debts or take other measures for the payment of the debts. If the Board of Directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of regulatory capital to risk-weighted assets to be not lower than 12.0%. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The SBIF may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the SBIF must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The SBIF must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the SBIF must state the reason for ordering the liquidation and must name a liquidator, unless the SBIF assumes this responsibility. When a liquidation is declared, all checking accounts and other demand deposits received in the ordinary course of business, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

The SBIF and the Ministry of Finance have drafted a new General Banking Law that was submitted to the Chilean Congress on June 2017. Among other changes, the new banking law introduces changes oriented to anticipate eventual adverse situations at a bank and implement an Early Regularization Plan to address and solve such situations. See “Item 1. Key Information—D. Risk Factors—We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.”

Obligations Denominated in Foreign Currencies

Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (See “Item 7. Quantitative and Qualitative Disclosures About Market Risk”).

Loans and Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Banks may grant commercial loans and foreign trade loans, and can buy loans granted by banks abroad. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. If the sum of investment in foreign securities and loans granted outside of Chile surpasses 70.0% of regulatory capital, the amount that exceeds 70.0% is subject to a mandatory reserve of 100.0%.

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Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch	F2	BBB-
Dominion Bond Rating (DBRS)	R-2	BBB (low)

In the event that the sum of: (a) loans granted abroad that are not to subsidiaries of Chilean companies, and that have a rating of BB- or less and do not trade on a foreign stock exchange, and (b) the investments in foreign securities which have a rating that is below that indicated in Table 1 above, but is equal to or exceeds the ratings mentioned in the Table 2 below and exceeds 20.0% (and 30.0% for banks with a BIS ratio equal or exceeding 10% of the regulatory capital of such bank), the excess is subject to a mandatory reserve of 100.0%.

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A-2	BB-
Fitch	F2	BB-
Dominion Bond Rating (DBRS)	R-2	BB (low)

In addition, banks may invest in foreign securities whose ratings are equal or exceeds those mentioned in Table 3 below for an additional amount equal to 70% of their regulatory capital. This limit constitutes an additional margin and is not subject to the 100% mandatory reserve.

Additionally, a Chilean bank may invest in foreign securities whose rating is equal to or exceeds those mentioned in Table 3 below in: (i) demand deposits with foreign banks, including overnight deposits in a single entity; and (ii) securities issued or guaranteed by sovereign states or their central banks or securities issued or guaranteed by foreign entities within the Chilean State, though investment will be subject to the limits by issuer up to 30.0% and 50.0%, respectively, of the regulatory capital of the Chilean bank that makes the investment. If these foreign securities do not have a rating, the individual limit will be 10.0% of regulatory capital.

Table 3

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch	F1+	AA-
DBRS	R-1 (high)	AA(low)

Moreover, the sum of all demand deposits with foreign banks, including overnight deposits to related parties, as defined by the Central Bank and the SBIF, cannot surpass 25.0% of a bank’s regulatory capital. This limit excludes foreign branches of Chilean banks or their subsidiaries, but must include amounts deposited by these entities in related parties abroad.

Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile.

26

U.S. Banking Regulation—Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in or entering into certain credit-related transactions with related “covered funds,” in each case subject to certain limited exceptions. The term “covered fund” is defined very broadly to include traditional hedge funds, private equity funds, certain securitization vehicles and other entities that must rely on Section 3(c)(1) or 3(c)(7) of the U.S. Investment Company Act of 1940 for an exemption under that Act, as well as certain similar commodity pools and foreign funds. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. Banking entities such as Santander Spain were required to bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement.

In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain illiquid covered funds, and to implement a compliance program by July 21, 2015. The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) issued orders extending the Volcker Rule’s general conformance period for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”). The conformance period for legacy covered funds ended on July 21, 2017, except for certain illiquid covered funds. On the same day, the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies' implementing regulations. Also in July 2017, the Federal Reserve Board issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule. The Volcker Rule is currently subject to financial reform developments in the United States, including a notice issued by the OCC on August 2, 2017 requesting public comment on potential changes to the regulations implementing the Volcker Rule and seeking specific recommendations on how the regulations implementing the Volcker Rule could be revised and tailored to reduce the regulatory burden, while maintaining the effectiveness of the core provisions of the statute. Santander Group’s non-U.S. banking organizations, such as Santander-Chile, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule. Santander Group, including Santander-Chile, will monitor the financial regulatory reform developments in the United States, including with respect to the Volcker Rule, and make appropriate adjustments, if necessary, to ensure continued regulatory compliance of its operations.

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

The Bank, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of the Bank’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, the Bank is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of the Bank’s officers and/or directors.

ITEM 2A. UNRESOLVED STAFF COMMENTS

None.

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards and critical accounting policies

Please see Note 1 to our Consolidated Financial Statements as of September 30, 2017.

27

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2016, the Chilean economy grew approximately 1.6% and the Central Bank of Chile reported that internal demand increased 1.1% . During 2017 the Chilean economy has been growing at a slower rate, and we estimate a growth of around 1.5%, with internal demand increasing to 1.7%, driven by an increase in consumption.

During 2017, the unemployment rate increased from 6.2% as of September 30, 2016 to 6.6% as of September 2017. This had a minor impact on the demand for loans during the year. A further increase in the unemployment rate could diminish demand for loans and increase the risk of loan losses. The exchange rate appreciated in in the nine months ended September 30, 2017 4.6% compared to 6.8% in the same period of 2016. As a result of this appreciation of the peso, CPI inflation reached 1.2% in the nine months ended September 30, 2017 compared to 2.5% in the same period of 2016. Given the slower economic growth in 2016 and 2017 and the lower inflation rate, the Central Bank decided to reduce the rate to 2.5% in the second quarter of 2017. With global growth increasing and internal factors within Chile improving, economic growth and inflation is expected to start to slowly increasing in 2018 .

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of September 30, 2017, in the Chilean financial system were Ch$144,338,460 million (U.S.$226 billion), excluding loans held abroad by Chilean banks, and grew 4.8% year-on-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad increased 3.7% year-on-year and totaled Ch$110,015,278 million (U.S.$172 billion) as of September 30, 2017. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio remained stable at period end for both September 30, 2017, and 2016 at 1.9%.

Segmentation criteria

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment. Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. Due to changes aimed at improving relations with its customers and streamlining processes, the Bank has modified its internal structure: these changes consist in internal components (the aggregation of subsegments) but do not modify the existing segments or their managers. For this reason, the disclosure has been adapted (simplified) to reflect how the Bank is currently managed. Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment. The information relating to 2016 has been prepared using the current criteria so that the figures presented are comparable. The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

Results of Operations for the nine months ended September 30, 2017 and 2016

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the nine months ended September 30, 2017 and 2016.

28

	Nine months ended
	September 30, 2017	September 30, 2017	September 30, 2016	% Change 2017/2016
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)
IFRS:
Interest income and expense
Interest income	2,400,293	1,534,147	1,610,714	(4.8)%
Interest expense	(866,709)	(553,957)	(645,997)	(14.2)%
Net interest income	1,533,584	980,190	964,717	1.6%
Fees and income from services
Fees and commission income	537,041	343,250	318,997	7.6%
Fees and commission expense	(204,157)	(130,487)	(127,710)	2.2%
Total net fees and commission income	332,884	212,763	191,287	11.2%
Financial transactions, net
Net income (expense) from financial operations	82,818	52,933	(292,184)	—%
Net foreign exchange gain (loss)	91,755	58,645	394,995	(85.2)%
Financial transactions, net	174,572	111,578	102,811	8.5%
Other operating income	106,296	67,939	13,843	390.8%
Net operating profit before provision for loan losses	2,147,336	1,372,470	1,272,658	7.8%
Provision for loan losses	(347,962)	(222,400)	(255,573)	(13.0)%
Net operating profit	1,799,374	1,150,070	1,017,085	13.1%
Operating expenses
Personnel salaries and expenses	(461,364)	(294,881)	(293,827)	0.4%
Administrative expenses	(268,951)	(171,900)	(168,515)	2.0%
Depreciation and amortization	(86,784)	(55,468)	(46,547)	19.2%
Impairment of property, plant and equipment	(8,830)	(5,644)	(95)	5841.1%
Other operating expenses	(113,699)	(72,671)	(64,872)	12.0%
Total operating expenses	(939,629)	(600,564)	(573,856)	4.7%
Net Operating income	859,745	549,506	443,229	24.0%
Income from investments in associates and other companies	4,622	2,954	2,248	31.4%
Income before tax	864,367	552,460	445,477	24.0%
Income tax expense	(165,254)	(105,622)	(79,994)	32.0%
Consolidated Net income for the year	699,113	446,838	365,483	22.3%
Net income for the year attributable to:
Equity holders of the Bank	672,983	430,137	363,718	18.3%
Non-controlling interests	26,130	16,701	1,765	846.2%

(1)	Amounts stated in U.S. dollars at and for the nine months ended September 30, 2017 have been translated from Chilean pesos at the exchange rate of Ch$639.15 = U.S.$1.00 as of September 30, 2017. See “Item 1. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rates.

Results of operations for the nine months ended September 30, 2017 and 2016. Consolidated net income for the period increased 22.3% to Ch$446,838 million. Our return on annualized average equity in the period was 20.0% in the nine months ended September 30, 2017 compared to 17.3% in the same period in 2016.

In 2017, net operating profit before loan losses was Ch$1,372,470 million, an increase of 7.8% compared to 2016. Our net interest income increased 1.6% to Ch$980,190 million in 2017 compared to 2016. Our net interest margin decreased to 4.3% in the nine-month period ended September 30, 2017 from 4.4% in the corresponding period of 2016. Net interest margins were negatively affected by the lower UF inflation rate in 2016 compared to 2015.

Net fees and commission income increased 11.2% to Ch$212,763 million in the nine-month period ended September 30, 2017 compared to the same period in 2016. In 2017, the Bank continued to experience positive client base and product usage growth. This has driven growth of fees in Global Corporate Banking that rose 10.4% in the period as the Bank won an important share of the investment banking, cash management and advisory services for the large projects being developed in Chile. The Middle-market segment decreased fees by 4.9% as this segment is the most sensitive to the lower economic growth. Retail banking fees increased 2.0% in the period, mainly due to greater product usage, offset by decrease in ATM card fees income as we are optimizing the ATM network, which negatively affects fees, but has a positive impact on costs and efficiency.

29

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$111,578 million in the nine months ended September 30, 2017, an increase of 8.5% compared to the same period in 2016. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

This increase in income during the period is mainly due to the Bank’s Financial Management Division. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. As inflation expectations fell, local medium and long-term interest rates also declined and the Bank realized gains from its available for sale portfolio, driving non-client treasury income. This was part of our preventive ALM strategy to minimize the impact of lower inflation in the quarter on our profitability.

Other operating income totaled a gain of Ch$67,939 million in the nine-month period ended September 30, 2017, compared to Ch$13,843 million in the same period in 2016. This was mainly due to an extraordinary income from the sale of property for Ch$20,664 from the sale of repossessed assets by Bansa S.A., a company that is consolidated by the Bank due to control, but not ownership. For the purposes of consolidation, this one-time income forms part of the net income attributable to minority interest and has no impact on net income attributable to shareholders or shareholders’ equity. Also, there was an increase in income from the assets received in lieu of payment and the release of generic provisions for non-credit contingencies.

Provisions for loan losses, net of recoveries totaled Ch$222,400 million in the nine-month period ended September 30, 2017 and decreased 13.0% compared to the amount of provisions recorded in the same period of 2016.

Provisions for loan losses (excluding recoveries during the period) decreased 9.5% as a result of the Bank’s strategy of reducing its exposure in the low-income segment of retail banking. As a result, and despite the slower economic environment, asset quality remained mostly stable with the NPL ratio remaining at 2.1%. This was partially offset by the impaired loan ratio deteriorating slightly from 5.9% in September 30, 2016 to 6.4% in September 30, 2017, mainly due to negative impact on asset quality of the low economic growth which drove a greater amount of clients to renegotiate loans.

As a result of the factors mentioned above, net operating profit increased 13.1% in the nine-month period ended September 30, 2017 compared to September 30, 2016 and totaled Ch$1,150,070 million.

Operating expenses increased 4.7% in the nine-month period ended September 30, 2017 compared to the same period in 2016. The efficiency ratio was 40.2% for September 30, 2017 compared to 42.1% for September 30, 2016. The improvement in 2017 is explained by low growth of personnel and administrative expenses.

The 0.4% increase in personnel salaries and expenses was mainly due to a 4.4% reduction in headcount in line with the Bank’s strategy of reducing mid-upper management levels and the sales force.

Administrative expenses increased 2.0% in the nine-month period ended September 30, 2017 compared to the corresponding period in 2016, mainly due to investments in IT and other digital improvements as part of technological innovations, which are allowing the Bank to consolidate the branches and increase productivity.

This also led to an increase in impairment charges to Ch$5,644 million in the nine-month period ended September 30, 2017 compared to Ch$95 million in the same period in 2016, primarily related to obsolete IT projects and fixed assets.

Depreciation and amortization expense increased 19.2% in the first nine months of 2017 compared to the same period in 2016 and totaled Ch$55,468 million. This is in line with the greater investments in branches, hardware and other equipment made by the Bank as it modernizes its network and systems.

Other operating expenses were Ch$72,671 million in the first nine months of 2017, a 12.0% increase compared to the same period in 2016. During the period there was an increase in charge-offs of assets received in lieu of payment from Ch$9,742 million to Ch$23,464 million, reflecting an increase in repossessed assets to due to the negative environment.Under the General Banking Law, repossessed assets have to be charged-off if not sold within one year from being award the asset. This was offset by lowering provisions for repossessed assets.

30

Total income tax expense by the Bank in the nine-month period ended September 30, 2017 totaled Ch$105,622 million, a 32.0% increase compared to the same period in 2016. The Bank paid an effective tax rate of 19.1% in 2017 compared to 18.0% in 2016. The higher effective tax rate was mainly due to the statutory corporate tax rate increase from 24.0% in 2016 to 25.5% in 2017, the lower inflation rate in in the period results in a lower price level restatement charge to taxable income, since for tax purposes the Bank must readjust its capital for inflation and the income tax in the period includes tax recognized over the one-time gain recognized by Bansa S.A. which as mentioned before is attributable to minority interest and not shareholders.

Net interest income

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$, except percentages)
Retail banking	731,791	686,596	6.6%
Middle-market	196,889	182,714	7.8%
Total commercial banking	928,680	869,310	6.8%
Global corporate banking	74,519	70,706	5.4%
Total reporting segments	1,003,199	940,015	6.7%
Other (1)	(23,009)	24,701	(193.1)%
Net interest income	980,190	964,717	1.6%
Average interest-earning assets	30,568,461	29,345,721	4.2%
Average non-interest-bearing demand deposits	6,077,051	5,730,510	6.0%
Net interest margin (2)	4.3%	4.4%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	29.6%	29.1%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is annualized net interest income divided by average interest-earning assets.

For the nine months ended September 30, 2017 and 2016 Our net interest income totaled Ch$980,190 million in the nine months ended September 30, 2017, an increase of 1.6% from Ch$964,717 million in the same period of 2016. Average interest earning assets increased 4.2% in the same period, driven mainly by lending in the Retail banking and Middle-market segments. While interest income from our reporting segments grew 6.7% during the period , net interest margin in the nine months ended September 30, 2017 decreased to 4.3% compared to 4.4% in the nine months ended September 30, 2016 due to the lower UF inflation in 2017. Because the Bank has more interest earning assets indexed to the UF than interest bearing liabilities, the lower inflation rate in 2017 compared to 2016 caused our average nominal interest rate earned on interest earning assets indexed to the UF to decrease from 6.9% in the nine-month period ended September 30, 2017 to 5.3% in the nine-month period ended September 30, 2016.

The average nominal interest rate for interest earning assets denominated in pesos decreased from 9.9% in the nine-month period ended September 30, 2016 to 9.7% in the same period of 2017, while the average nominal rate for interest bearing liabilities denominated in pesos also decreased from 4.7% in the nine-month period ended September 30, 2016 to 3.7% in the same period of 2017.

Average nominal interest rate earned on interest earning assets	Sept 30, 2017	Sept 30, 2016
Ch$	9.7%	9.9%
UF	5.3%	6.9%
Foreign currencies	2.6%	2.1%
Total	6.7%	7.3%

31

The average rate paid on our interest bearing liabilities decreased to 3.3% in the nine-month period ended September 30, 2017 from 4.0% in the same period of 2016. This was mainly due to a lower rate paid on UF denominated liabilities as a result of the lower UF inflation in the year and the effect of the 100bp decrease in the Central Bank short-term interest rate to 2.5%. This was partially offset by the positive impact of the appreciation of the peso during the period.

Average nominal interest rate paid on interest bearing liabilities	Sept 30, 2017	Sept 30, 2016
Ch$	3.7%	4.8%
UF	4.2%	6.0%
Foreign currencies	1.4%	1.1%
Total	3.3%	4.0%

The changes in net interest income by segment in the nine-month period ended September 30, 2017 as compared to 2016 were as follows:

•	Net interest income from Retail banking increased 6.6%, mainly as a result of the 4.5% increase in loan in this segment and an improvement in funding costs. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2017 economic growth continued to slow. As a result, the highest growing loan product was the residential mortgage.

•	Net interest income from the Middle-market segment increased 7.8%, higher than the loan growth of 3.5% in this segment also due to improvements in funding costs. Loan growth has been more selective, focusing on the potential return net of risk with a focus on cash management which is positive for margin growth, such as the spread between the rate on deposits and the Central Bank rate.

•	The focus for Global corporate banking was on growth of non-lending products especially cash management which generates a higher return than lending in this segment. This led to an increase in net interest income of 5.4% during the period despite a 10.9% decrease in loan volumes as a result of lower loan demand due to the slower economy and the Bank avoiding growth in low yielding loans.

•	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the available-for-sale investment portfolio, deposits in the Central Bank, the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” decreased from a gain of Ch$24,701 million in 2016 to a loss of Ch$23,009 million in 2017. This was due to the lower inflation rate in 2017. As the Bank has more assets than liabilities linked to inflation when inflation decreases, margins also decrease. Other interest income includes the cost of liquidity which is an expense, which is offset by the result of the inflation gap. For the nine-month period ended September 30, 2017 the result of the inflation gap was lower and therefore did not fully offset the cost of liquidity, leading to a net loss. This was offset by a decrease in the cost of funding as the Central Bank lowered the short-term interest rate.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$, except percentages)
Retail banking	18,888,640	18,069,107	4.5%
Middle-market	6,616,905	6,390,830	3.5%
Global corporate banking	2,068,780	2,322,994	(10.9)%
Other (1)	187,260	85,444	119.2%
Total loans	27,761,584	26,868,375	3.3%

(1)	Includes interbank loans.

32

Fee and commission income

For the nine months ended September 30, 2017 and 2016.Net fees and commission income increased 11.2% to Ch$212,763 million in the nine-month period ended September 30, 2017 compared to the same period in 2016. In 2017, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment. For example, loyal individual customers use four products and have a minimum profitability level and a minimum usage indicator. For SMEs and Middle-market customers, cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk. According to this measurement, the number of loyal high-income clients increased 10.4% and the number of loyal SMEs and middle-market clients increased by 7.4% during 2017.

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Credit, debit and ATM cards	39,623	40,381	(1.9)%
Collections	34,568	23,353	48.0%
Asset management	32,223	28,095	14.7%
Insurance brokerage	27,796	30,515	(8.9)%
Letters of credit	26,964	26,914	0.2%
Checking accounts	23,695	23,620	0.3%
Custody and brokerage services	6,791	6,287	8.0%
Lines of credit	4,397	4,241	3.7%
Others	16,706	7,881	112.0%
Total fees and commission income, net	212,763	191,287	11.2%

Fees from credit, debit and ATM cards decreased 1.9% in the first nine months of 2017, reflecting the reductions made to the ATM network during the period. This was partially offset by the positive growth of the usage of the Bank’s credit and debit cards. Active credit cards totaled 2,007,388 as of July 2017, the latest market data available, and increased 1.3% compared to the same period in 2016, with purchases increasing by 15.2%.

Fees from collections increased 48.0% in the first nine months of 2017 compared to the same period in 2016 due to the collection of insurance related fees, mainly mortgage. This line item includes, among other items, fees collected on behalf of insurance companies for fire and earthquake insurance that are mandatory with mortgage loans. At the same time the Bank has also obtained better premium conditions from insurance companies due to lower incident rates.

Fees from Asset Management increased 14.7%, though the Bank is no longer in the asset management business, it serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business in 2013. The increase during the period is mainly due to efforts to move our clients from time deposits, that are less attractive to our clients in the lower interest rate environment, to mutual funds.

Insurance brokerage fees decreased 8.9% due to lower loan growth during the period, affecting the cross-selling of loan-related insurance products to customers.

33

Fees from letters of credit and other contingent operations increased 0.2% in the first nine months of 2017. During the period the activity of our international and foreign trade financing businesses with clients was slower to grow due to slower economic growth and the appreciation of the Chilean peso.

Fees from checking accounts increased 0.3% in the first nine months of 2017 compared to the same period of 2016. This was mainly due to a rise in the Bank’s checking account base. The amount of clients with a checking account rose 3.8% in the nine month period ended September 2017, totaling 923,884. This was partially offset by lower maintenance fees on checking accounts as a marketing initiative.

Brokerage and custody fees increased 8.0% in the first nine months of 2017 compared to the same period of 2016, due a more active local equity market during 2017.

Fees from lines of credit decreased 3.7% in the first nine months of 2017 compared to the same period of 2016 as there was a switch from clients using credit lines to credit cards and other facilities offered by online banking.

The rise in other fee income of 112.0% in the first nine months of 2017 compared to the same period of 2016. Other fees also include fees from our Global corporate banking segment. The positive growth of our client loyalty in this segment led to higher advisory fees in global transactional banking.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Retail banking	155,186	152,145	2.0%
Middle-market	27,263	28,670	(4.9)%
Global corporate banking	22,103	20,030	10.4%
Other	8,211	(9,558)	185.9%
Total fees and commission income, net	212,763	191,287	11.2%

Fees from Retail banking increased 2.0% in the first nine months of 2017 compared to the same period of 2016 mainly driven by collections, insurance brokerage, and asset management fees. During the period, this growth has been offset by the decrease in ATM card fees income as we are optimizing the ATM network, which negatively affects fees, but has a positive impact on costs and efficiency. Client loyalty continues to rise in retail banking. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 10.4% YoY. Among Mid-income earners, loyal customers increased 3.2% YoY.

Fees from the Middle-market segment decreased 4.9% as this segment is the most sensitive to the lower economic growth and intensified competition.

Fees from the Global corporate banking segment increased 10.4% in the first nine months of 2017 compared to the same period of 2016. In 2016, the Bank won an important share of the investment banking, cash management and advisory services for the large projects being developed in Chile.

Fees in Other increased from a loss of Ch$9,558 million in the nine-month period ended September 30, 2016 to Ch$8,211 million in 2017 due better premium conditions from insurance companies due to lower incident rates. This concept has not been segmented.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions in the nine months ended September 30, 2017 and 2016.

34

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Net income from financial operations	52,933	(292,184)	(118.1)%
Foreign exchange profit (loss), net	58,645	394,995	(85.2)%
Total financial transactions, net	111,578	102,811	8.5%

For the nine months ended September 30, 2017 and 2016. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$111,578 million in the nine months ended September 30, 2017, an increase of 8.5% compared to the same period in 2016. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange profit (loss), net. This line item also includes the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk but which are classified as trading are included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 7. Quantitative and Qualitative Disclosures About Market Risk—E. Risk Department—4. Market Risk: Qualitative Disclosure—Market risk – local and foreign financial management.”

The results from net income (loss) from financial operations totaled a gain of Ch$52,933 million in the nine months ended September 30, 2017 compared to a loss of Ch$292,184 million in the same period in 2016.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Derivatives classified as trading	37,525	(316,046)	—%
Trading investments	5,689	14,939	(61.9)%
Sale of loans	4,267	3,742	14.0%
Available-for-sale instruments sales	7,879	14,013	(43.8)%
Other results	(2,427)	(8,832)	(72.5)%
Net income (loss) from financial operations	52,933	(292,184)	(118.1)%

The gain from financial operations in 2017 compared to 2016 was mainly due to:

(i)	Gains (losses) in the sub-item derivatives classified as trading. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Bank’s spot foreign currency position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. Internal policy prohibits us from opening a large exposure in foreign currency. In the first nine months of 2017, the average exchange rate for the nine-month period ended September 30, 2017 appreciated 3.9% compared to a depreciation of 4.0% in the same period in 2016. Usually, the Bank has more short-term assets, such as U.S. dollars invested in overnight, than short-term deposits in U.S. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and liabilities. As a result when the peso appreciated this resulted in a positive result in this sub-item. In the nine month period ended September 2016, when on average the peso depreciated this resulted in a loss in this sub-item.

(ii)	Additionally, the Bank in 2017 has sold available for sale portfolio which was comprised of fixed rate Chilean sovereign debt denominated in US$, which had been swapped to fixed peso. The unwinding of these swaps increased the gains of derivatives classified as trading.

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(iii)	The 61.9% lower gain from trading investments was mainly due to the lower UF inflation rate in the first nine months of 2017 compared to the same period in 2016. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2017, the lower UF inflation decreased interest from this portfolio, which is mainly comprised of Central Bank instruments denominated in UF.

(iv)	The results from our available-for-sale portfolio decreased 43.8% in the nine month-period ended September 30, 2017 compared to the same period in 2016 due to lower realized gains from the available-for-sale-portfolio.

(v)	The loss in other results decreased from a loss of Ch$ 8,832 million in the nine-month period ended September 30, 2016 compared to a loss of Ch$2,427 million in the same period of 2017. In 2016, this line included the effects of depreciation in the average exchange rate on the partial repurchase of senior bonds during last year.

The net result from foreign exchange transactions totaled a gain of Ch$58,645 million in the nine month period ended September 2017 compared to Ch$394,995 million in the same period of 2016.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(15,718)	63,760	(124.7)%
Hedge-accounting derivatives	79,869	341,526	(76.6)%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	(5,506)	(10,291)	(46.5)%
Net results from foreign exchange profit (loss)	58,645	394,995	(85.2)%

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which totaled a loss of Ch$15,718 million in the first nine months of 2017 from a gain of Ch$63,760 million in the same period of 2016. This result includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions and market making. The average appreciation of the peso in 2017 compared to the depreciation of the peso in 2016 and the decrease in client currency transactions resulted in a lower result in this sub-item compared to 2016.

Results from the sub-item hedge-accounting derivative that are used to hedge the foreign currency risk of our long-term foreign currency funding. These derivatives produced a gain of Ch$79,869 million in the first nine months of 2017 compared to a gain of Ch$341,526 million attributable to the average appreciation of the peso in the year compared to a depreciation during 2016.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a translation loss in the first nine months of 2017 of Ch$5,506 million. This exposure is also hedged.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Client treasury products	47,381	48,838	-3.0%
Market-making with clients	17,996	20,853	-13.7%
Client treasury services	65,377	69,692	-6.2%
Sale of loans and charged-off loans	4,267	3,742	14.0%
Proprietary trading	(1,927)	(455)	323.5%
Financial Management Division and others (1)	43,860	29,832	47.0%
Non-client treasury income (loss)	46,200	33,119	39.5%
Total financial transactions, net	111,577	102,811	8.5%

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

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Client treasury services totaled Ch$65,377 million in the nine-month period ended September 2017, a decrease of 6.2% compared to the same period in 2016. The results from the sale of Client treasury products and Market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2017, the results from the sale of Client treasury products decreased 3.0% due to lower volatility in markets that resulted in lower demand for hedging. The results from market-making with client services decreased 13.7% in 2017 mainly due to a decrease in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income increased 39.5% and totaled a gain of Ch$46,200 million in the nine-month period ended September 2017 compared to Ch$33,119 million in the same period in 2016. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division.

The results from the sale of loans increased to Ch$4,267 million in the nine-month period ended September 30, 2017. The results from proprietary trading totaled a loss of Ch$1,927 million. Since year-end 2012, the Bank no longer has a proprietary trading area and these results are from residual positions that are being closed.

In the nine-month period ended September 30, 2017, income from the Bank’s Financial Management Division increased 47.0% to Ch$43,860 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. As inflation expectations fell, local medium and long-term interest rates also declined and the Bank realized gains from its available for sale portfolio, driving non-client treasury income. Additionally, the Bank in 2017 has sold available for sale portfolio which was comprised of Chilean sovereign debt denominated in US$ dollars at a fixed rate, which had been swapped to fixed peso. The unwinding of these swaps increased the gains recognized by Financial Management. This was part of our preventive ALM strategy to minimize the impact of lower inflation in the third quarter on our profitability. This helped minimize the impact on short term basis but depending on the evolution of rates, this could have an impact on the reinvestment of the proceeds from the sales of investments. The results from Financial Management Division also include the offset of the foreign currency exposure hedging on provision expenses for loans denominated in U.S. dollars.

Other operating income

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(In millions of Ch$)
Income from assets received in lieu of payment	22,733	11,293	101.3%
Net results from sale of investment in other companies	—	—	—%
Operational leases (as lessor)	199	450	(55.8)%
Gain on sale of Bank property, plant and equipment	21,953	638	3340.9%
Release of generic provisions for contingencies..	17,799	31	57,316.1%
Compensation from insurance companies due to damages	1,212	1,013	19.6%
Other	4,043	418	867.2%
Sub-total other income	45,206	2,550	1,672.8%
Total other operating income	67,939	13,843	390.8%

Other operating income totaled a gain of Ch$67,939 million in the nine-month period ended September 30, 2017, compared to Ch$13,843 million in the corresponding period in 2016. This was mainly due to (i) an increase in the income from the assets received in lieu of payment and the recovery of assets previously charged-off ; (ii) a release of provisions for non-credit contingencies and (iii) the an extraordinary income from the sale of property for Ch$20,664 from the sale of repossessed assets by Bansa S.A., a company that is consolidated by the Bank due to control, but not ownership. For the purposes of consolidation, this one-time income forms part of the net income attributable to minority interest and has no impact on net income attributable to shareholders or shareholders’ equity.

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Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Nine months ended September 30		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Provision for loan losses	(144,700)	(170,352)	(15.1)%
Charge-off of loans	(140,319)	(144,487)	(2.9)%
Recoveries on loans previously charged-off	62,619	59,266	5.7%
Provision for loan losses, net	(222,400)	(255,573)	(13.0)%
Period end loans (1)	27,761,585	26,868,375	3.3%
Non-performing loans (2)	589,580	556,965	5.9%
Impaired loans (3)	1,788,049	1,594,267	12.2%
Allowance for loan losses (4)	809,021	812,707	(0.5)%
Impaired loans / Year end loans (5)	6.4%	5.9%
Non-performing loans / Year end loans (2)	2.1%	2.1%
Allowances for loan losses / Total loans	2.9%	3.0%
Coverage ratio non-performing loans (5)	137.2%	145.9%

(1)	Loans and accounts receivable from customers, including Ch$278,215 million as of September 30, 2017 and Ch$276,703 million as of September 30, 2016 in interbank loans.
(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.
(3)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
(4)	Allowance for loan losses for loans and accounts receivable from customers, including Ch$169 million as of September 30, 2017, Ch$188 million as of September 30, 2016 in allowance for loan losses for interbank loans.
(5)	Calculated as allowance for loan losses divided by non-performing loans.

For the nine months ended September 30, 2017 and 2016. Provisions for loan losses, net of recoveries totaled Ch$222,400 million in the first nine months of 2017 and decreased 13.0% compared to the amount of provisions recorded in the same period of 2016.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk totaled Ch$144,700 million in the nine-month period ended September 30, 2017 and decreased 15.1% compared to the same period of 2016. This improvement is as a result of the Bank’s strategy of lowering its exposure to the low income segments of the consumer loan market and therefore improving the asset quality of the loan portfolio.

Also, during September 2017 and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank calibrated these models, incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default. This calibration resulted in an increase in provisions associated with commercial and mortgage loans (CH$9,040 million and CH$8,161 million, respectively) and a decrease in provisions associated with consumer loans (Ch$19,499 million), without generating significant differences in the total stock of provisions for credit risk. The following table breaks down provision for loans losses by loan product.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Interbank loans	3	(172)	—%
Commercial loans	(88,910)	(95,011)	(6.4)%
Mortgage loans	(15,045)	1,331	—%
Consumer loans	(119,586)	(166,868)	(28.3)%
Contingent loans	1,138	5,147	(77.9)%
Total(1)	(222,400)	(255,573)	(13.0)%

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

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The provision expense for consumer loans decreased 28.3% during 2017, while the consumer loan portfolio grew 3.8%. This was due to the Bank’s strategy of lowering its exposure to the low-end of the consumer loan market. The consumer non-performing loans ratio improved from 2.2% in September 2016 to 2.1% in September 2017. Also as mentioned, the recalibration of the provisioning model in September 2017 led to the release of provisions for consumer loans. The impaired ratio deteriorated from 6.6% in September 2016 to 7.3% in September 2017 due to a slower economic environment in the first half of 2017, which lead to more clients seeking to renegotiate loans in the period.

The provision expense for loan loss for commercial loans decreased from Ch$95,011 million in the period ended September 30, 2016 to Ch$88,910 million in the period ended September 30, 2017. This was partly due to a 10.9% decrease in loan volumes in global corporate banking in the period, offset by the establishment of provisions for commercial loans from the recalibration of the provisioning model in September 2017. Given the slower economic environment there was a slight deterioration in asset quality during the period with the NPL ratio increasing from 2.3% in September 30, 2016 to 2.4% in September 30, 2017.

Provisions for mortgage loans increased from a release of Ch$1,331 million in the nine months ended September 30, 2016 to an expense of Ch$15,045 million in the nine months ended September 30, 2017. This was due to a 5.5% increase in the mortgage loan portfolio during the period and the establishment of provisions for mortgage loans from the recalibration of the provisioning model in September 2017. The non-performing ratio for mortgage loans remained stable at 1.7% with coverage of the non-performing loans increasing from 42.8% in September 2016 to 43.9% in September 2017.

Recoveries on loans previously charged-off increased 5.7% during the period in 2017 compared to 2016. This was due to higher recoveries from charged-off residential mortgage and commercial loans mainly due to improved recovery efforts. Consumer loans loss recoveries were stable due to lower charge-offs of consumer loans.

For a description of the provisioning models for our loan book, please see “Item 3. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio.”

The following table shows recoveries of loans previously charged-off by type of loan.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	30,695	30,817	(0.4)%
Residential mortgage loans	8,420	7,777	8.3%
Commercial loans	23,504	20,672	13.9%
Total recoveries	62,619	59,266	5.7%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as described above.

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The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Retail banking	(212,175)	(250,308)	(15.2)%
Middle-market	(13,803)	(16,361)	(15.6)%
Global corporate banking	2,352	2,807	(16.2)%
Other	1,226	8,289	(85.2)%
Total provisions, net	(222,400)	(255,573)	(13.0)%

Net provisions expense from retail banking decreased 15.2% in the nine-month period ended September 30, 2017 compared to September 30, 2016. This is in line with our strategy of focusing on higher income for individuals, which has led to better asset quality in the loan portfolio.

Net provision expense from the Middle-market segment was decreased from Ch$16.361 million in the nine-month period ended September 30, 2016 to Ch$13,803 million in the same period in 2017, a decrease of 15.6% due to the improvement in asset quality, compensated by an increase of 3.5% in the loan portfolio.

Net provision expense from Global corporate banking totaled a release of provisions of Ch$2,352 million in the nine-month period ended September 30, 2017, a 16.2% decrease from the same period in 2016 due to lower volumes as a result of better asset quality among large corporate clients and the fall in this segments loan portfolio.

Total provisions, net included in Others reached a gain of Ch$1,226 million compared to a gain of Ch$8,289 million. In Other provision expense, we mainly include the impact of the fluctuation of the exchange rate on our provision expense. Of our total loan book, 10.6% is in foreign currency, mainly in U.S. dollars and consisting of short-term foreign trade loans. When the peso appreciates, as was the case in the nine month period ended September 30, 2017, the amount of provisions set aside for these loans translated to local currency decreases. This impact has a corresponding hedge recognized in the results from financial transactions and for this reason it is not assigned to any reporting segment.

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Personnel salaries and expenses	(294,881)	(293,827)	0.4%
Administrative expenses	(171,900)	(168,515)	2.0%
Depreciation and amortization	(55,468)	(46,547)	19.2%
Impairment	(5,644)	(95)	5841.1%
Other operating expenses	(72,671)	(64,872)	12.0%
Total operating expenses	(600,564)	(573,856)	4.7%
Efficiency ratio(1)	40.2%	42.1%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the nine months ended September 3, 2017 and 2016. Operating expenses in the first nine months of 2017 increased 4.7% compared to the corresponding period in 2016. The efficiency ratio was 40.2% for September 30, 2017 and 42.1% for September 30, 2016.

The 0.4% increase in personnel salaries and expenses was mainly due to: (i) lower CPI inflation in 2017, as all salaries are indexed to inflation pursuant to the collective bargaining agreement; (ii) the 4.4% reduction in headcount to 11,052 employees as of September 30, 2017, in line with the Bank’s strategy of reducing mid-upper level management levels and the sales force. This has been offset by higher expenses for pension plans and benefits based on capital instruments.

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Administrative expenses increased 2.0% in the first nine months of 2017 compared to the corresponding period in 2016, mainly due to IT investments to develop the Bank’s digital platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long term. In 2016, the Bank began to transform the branch network, adopting two main formats (i) a multi-segment approach with smaller branches that are multi-segment with dedicated spaces for the different business segments (Select, SME Advance, Banefe, etc.) and: (ii) our Work Café spaces that are high tech / high touch branches with no human tellers or back offices. This was also accompanied by the closure of less efficient branches, especially in the Santander Banefe network, which will be eliminated by year-end 2017. This has led to a 12.7% in the number of branches in the period. The Bank has also been reducing the ATM network from 1,406 to 936. This reduction has mainly been for ATMs outside of branches and is leading to less expenses for security and the transportation of cash by 19.6%.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
Traditional branches	261	278	(6.1)%
Work Café	9	—	100.0%
Middle-market centers	8	8	—%
Santander Select	53	54	(1.9)%
Banefe and other payment centers	74	124	(40.3)%
Total branches	405	464	(12.7)%

Depreciation and amortization expense increased 19.2% in the first nine months of 2017 compared to the same period in 2016 and totaled Ch$55,468 million. This expense is in line with the greater investments in hardware and other equipment that the Bank has made as it modernizes its branch network and systems. This has also led to an increase in impairment charges to Ch$5,644 million in the first nine months of 2017 compared to Ch$95 million in the same period in 2016 mainly related to obsolete IT projects and fixed assets.

Other operating expenses were Ch$72,671 million in the first nine months of 2017, a 12.0% increase compared to the same period in 2016. In July 2017 and April 2016, the Bank made changes to the management structure in line with the strategy of reducing mid-upper management levels, incurring a one-off expense of Ch$12,033 million in 2017 compared to Ch$10,789 million in 2016, due to extraordinary severance payments . During the period there was also an increase in charge-offs of assets received in lieu of payment from Ch$9,742 million in the nine month period ended September 2016 to Ch$23,464 million in the same period of 2017. According to the General Chilean Banking Law, repossessed assets have to be charged-off if not sold within one year from being award the asset. Other operating expenses also increased due to greater expenses for life insurance and general product insurance policies from Ch$12,124 million in the 2016 period being analyzed to Ch$18,026 million in the current period as a result of higher costs to insure against fraud and cyber security. These expenses were partially offset by lower operational charge-offs. See “Note 31—Other operating income and expenses” to our Interim Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Retail banking	(398,444)	(396,422)	0.5%
Middle-market	(68,642)	(66,995)	2.5%
Global corporate banking	(44,671)	(41,854)	6.7%
Other	(10,492)	(3,618)	190.0%
Total personnel, administrative expenses, depreciation and amortization(1)	(522,249)	(508,889)	2.6%

(1)	Excludes impairment and other operating expenses.

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By business segment, the 2.6% increase in costs excluding impairment and other operating expenses in the nine months ended September 30, 2017 compared to the corresponding period in 2016 was mainly due to the 6.7% increase in costs incurred in Global corporate banking, mainly from intense data processing related to transactional banking and cash management services and variable compensation. During the period, retail banking costs increased 0.5% mainly due to the investment in better digital banking services and the costs of transformation of branches , offset by the reduction of the retail branch network and a less costly headcount. Costs in the Middle-market segment grew 2.5% in the period, following similar trends as in Retail banking.

Income tax

	Nine months ended September 30,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Net income before tax	552,460	445,477	24.0%
Income tax expense	(105,622)	(79,994)	32.0%
Effective tax rate(1)	19.1%	18.0%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the nine months ended September 30, 2017 and 2016. Total income tax expense by the Bank in the first nine months of 2017 totaled Ch$105,622 million, a 32.0% increase compared to the same period in 2016. The Bank paid an effective tax rate of 19.1% in 2017 compared to 18.0% in 2016. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 24.0% in 2016 to 25.5% in 2017. In 2018, the statutory corporate tax rate will rise to 27.0%;

(ii)	the lower CPI inflation rate in 2017 compared to 2016 also resulted in lower losses for the revaluation of capital for inflation. The Bank, in its Chilean tax book accounting, must re-measure its capital each year for the variation in CPI inflation. See “Note 12—Current and Deferred Taxes” of the Interim Consolidated Financial Statements for more detail on income tax expense;

(iii)	The income tax in the period includes tax recognized over the one-time gain recognized by Bansa S.A. which as mentioned before is attributable to minority interest and not shareholders.

This was partially offset by the non-cash reversal of Ch$20,750 million in the first nine months of 2017 period from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law compared to an expense of Ch$86 million in the same period in 2016. This reversal arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20.0% to 27.0%;

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B. Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of this filing, the Bank does not have significant purchase obligations.

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As September 30, 2017	(in millions of Ch$)
Obligations under repurchase agreements	—	—	—	—	—	—	—	—	—	—
Checking accounts, time deposits and other time liabilities (1)	7,906,269	5,063,768	4,051,121	3,165,955	20,187,113	110,899	16,703	61,376	188,978	20,376,091
Financial derivatives contracts	—	93,017	146,410	354,557	593,984	350,743	275,090	726,926	1,352,759	1,946,743
Interbank borrowings	3,891	24,024	343,507	801,405	1,172,827	214,867	13,423	—	228,290	1,401,117
Issue debt instruments	—	164,838	287	279,721	444,846	1,721,778	1,433,333	3,300,304	6,455,415	6,900,261
Other financial liabilities (2)	159,031	3,022	1,564	6,091	169,708	54,452	394	1,266	56,112	225,820
Total	8,069,191	5,348,669	4,542,889	4,607,729	22,568,478	2,452,739	1,738,943	4,089,872	8,281,554	30,850,032

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.
(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8.0% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., core capital) of at least 3.0% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s core capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50.0% of its core capital, provided that the value of the bonds is required to be decreased by 20.0% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12.0% for the merged bank. This requirement was reduced to 11.0% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

43

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of September 30, 2017 and December 31, 2016 as required by the SBIF.

	Consolidated assets as of		Risk-weighted assets(1)
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	1,348,865	2,279,389	—	—
Unsettled transactions	601,685	495,283	107,145	80,623
Trading investments	480,306	396,987	38,180	24,709
Investments under resale agreements	—	6,736	—	6,736
Financial derivative contracts(2)	907,695	1,285,157	739,621	943,727
Interbank loans	278,046	272,635	194,892	80,200
Loans and accounts receivables from customers	26,674,518	26,113,485	23,092,355	22,655,553
Available-for-sale investments	2,127,922	3,388,906	274,325	263,016
Investments in other companies	26,639	23,780	26,639	23,780
Intangibles assets	59,112	58,085	59,112	58,085
Property, plant and equipment	226,896	257,379	226,896	257,379
Current taxes	—	—	—	—
Deferred taxes	381,520	372,699	38,152	37,270
Other assets	825,910	840,499	805,333	585,739
Off-balance sheet assets
Contingent loans	3,971,548	3,922,023	2,260,774	2,221,018
Total	37,910,662	39,713,043	27,863,424	27,237,835

			Ratio
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(Ch$ million)%			%
Core capital(3)	2,971,938	2,868,706	7.84	7.22
Regulatory capital(4)	3,786,590	3,657,707	13.59	13.43

(1)	As required by local regulations.
(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines
(3)	As a percentage of total assets.
(4)	As a percentage of risk weighted assets (BIS ratio).

Financial Investments

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), “held to maturity” investments, “available-for-sale investments” (AFS) financial assets and “loans and accounts receivable from customers.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.

44

Financial assets at FVTPL — Trading investments

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale investments are recognized in other comprehensive income and accumulated under the heading of Valuation Adjustment. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset.

45

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

Detail regarding the financial investments discussed above is presented below.

a) Trading

	As of September 30,	As of December 31,
	2017	2016
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	230,215	158,686
Chilean Central Bank notes	—	—
Other Chilean Central Bank and government securities	235,457	237,325
Subtotal	465,672	396,011
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—
Mortgage bonds of Chilean financial institutions	—	—
Chilean financial institutions bonds	—	—
Chilean corporate bonds	13,588	976
Other Chilean securities	—	—
Subtotal	13,588	976
Foreign securities
Foreign Financial Securities	—	—
Other foreign financial instruments	—	—
Subtotal	—	—
Investments in mutual funds	—	—
Funds managed by related entities	1,046	—
Subtotal	—	—
Total	480,306	396,987

b) Available-for-sale

	As of September 30,	As of December 31,
	2017	2016
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	594,748	468,386
Chilean Central Bank notes	18,783	1,222,283
Other Chilean Central Bank and government securities	611,599	52,805
Subtotal	1,225,130	1,743.474
Other Chilean Securities
Time deposits in Chilean financial institutions	505,912	893,000
Mortgage bonds of Chilean financial institutions	23,139	25,488
Chilean financial institution bonds	74,556	—
Chilean corporate bonds	—	—
Other Chilean securities	3,200	—
Subtotal	606,807	918,488
Foreign Financial Securities
Central Bank and Government Foreign Securities	138,784	387,146
Other Foreign financial securities	157,201	339,798
Subtotal	295,985	726,944
Total	2,127,922	3,388,906

46

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 3. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Deposits and Other Borrowings” in our 2016 20-F). In our opinion, our working capital is sufficient for our present needs.

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley General de Bancos and the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments. See our Consolidated Statements of Cash Flows in our Audited Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	September 30,
	2017	2016
	Millions of Ch$
Net cash provided by (used in) operating activities	(651,695)	(150,069)

Our operating activities used cash of Ch$651,695 million in the first nine months of 2017. The consumption of cash due to the expansion of our loans book and the decrease in deposits and other liabilities as the Bank focused on lowering funding costs. This was partially offset by the cash provided from our financial investments activities.

	September 30,
	2017	2016
	Millions of Ch$
Net cash (used in) provided by investment activities	(31,386)	(46,391)

During the period in 2017, the Bank’s investment activities consumed cash in an amount of Ch$31,386 million compared to Ch$46,391 million. This decrease was mainly due to a greater income from the sale of property, plant and equipment as we have been reducing our branch network and in 2016 there was the acquisition of shares in connection with investments in affiliates. For more information please see Note 1 b) of our Audited Consolidated Financial Statements.

	September 30,
	2017	2016
	Millions of Ch$
Net cash used in financing activities	(338,751)	(340,589)

In the periods for 2017 and 2016, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at September 30, 2017 and December 31, 2016.

	September 30, 2017	December 31, 2016
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	5,876,975	6,144,688
Other deposits and demand accounts	557,114	564,966
Other demand obligations	836,412	829,661
Subtotals	7,270,501	7,539,315
Time deposits and other time deposits
Time deposits	12,469,823	13,031,319
Time saving accounts	116,468	116,451
Other time deposits	5,580	3,939
Subtotals	12,591871	13,151,709
Total deposits and other commitments	19,862,372	20,691,024

47

Issued debt instruments

(a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of September 30, 2017
(in millions of Ch$)
Due within 1 year	9,250
Due after 1 year but within 2 years	7,131
Due after 2 years but within 3 years	6,234
Due after 3 years but within 4 years	5,452
Due after 4 years but within 5 years	4,391
Due after 5 years	4,646
Total mortgage finance bonds	37,104

(b)	Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of September 30, 2017	As of December 31, 2016
	(in millions of Ch$)
Senior Bonds in UF		3,588,373
Senior Bonds in U.S.$	753,383	909,354
Senior Bonds in CHF	280,8234	568,549
Senior Bonds in Ch$	1,136,882	1,037,515
Senior Bonds in AUD	—	60,890
Current bonds in JPY	130,203	179,426
Santander bonds in EUR	55,950	72,167
Total senior bonds	5,995,516	6,416,274

The maturities of these bonds are as follows:

As of September 30, 2017
(in millions of Ch$)
Due within 1 year	429,666
Due after 1 year but within 2 years	827,375
Due after 2 years but within 3 years	866,622
Due after 3 years but within 4 years	774,142
Due after 4 years but within 5 years	633,987
Due after 5 years	2,463,724
Total bonds	5,995,516

48

As of September 30, 2017, the Bank issued bonds for UF10,000,000; CLP160,000,000,000 and USD270,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T9	UF	5,000,000	7	2.60%	01-02-2016	5,000,000	01-02-2024
T13	UF	5,000,000	9	2.75%	01-02-2016	5,000,000	01-02-2026
Total	UF	10,000,000
SD	CLP	60,000,000,000	5	5.5%	01-06-2014	200,000,000,000	01-06-2019
T16	CLP	100,000,000,000	6	5.2%	01-02-2016	100,000,000,000	01-08-2021
Total	CLP	160,000,000,000
DN	USD	100,000,000	3	Libor-USD 3M+0.80%	20-07-2017	100,000, 000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M +0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M +0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M +0.75%	14-09-2017	50,000,000	15-09-2020
DN	USD	50,000,000	4	Libor-USD 3M +0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	4	Libor-USD 3M +0.83%	23-08-2017	10,000,000	23-11-2021
Total	USD	270,000,000

(c)	Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of September 30, 2017	As of December 31, 2016
	Ch$mn	Ch$mn
Due within 1 year	5,927	4,318
Due after 1 year but within 2 years	7,094	6,932
Due after 2 year but within 3 years	7,322	7,156
Due after 3 year but within 4 years	7,559	7,386
Due after 4 year but within 5 years	7,802	7,626
Due after 5 years	63,725	70,764
Total mortgage bonds	99,429	104,182

49

During 2017, the Bank has not placed any mortgage bonds.

(d)	Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of September 30, 2017	As of December 31, 2016
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	—	—
Subordinated bonds linked to the Ch$	3	4
Subordinated bonds linked to the UF	768,209	759,661
Total subordinated bonds	768,212	759,665

The maturities of these bonds, which are considered long-term, are as follows.

As of September 30, 2017
(in millions of Ch$)
Due within 1 year	3
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	768,209
Total subordinated bonds	768,212

During 2017, the Bank did not issue subordinated bonds.

(e)	Other obligations

Other obligations are summarized as follows:

As of September 30, 2017
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	27,573
Due after 2 years but within 3 years	26,879
Due after 3 years but within 4 years	189
Due after 4 years but within 5 years	205
Due after 5 years	1,266
Long-term financial obligations subtotals	56,112
Short term obligations:
Amounts due to credit card operators	145,636
Acceptance of letters of credit	3,490
Other long-term financial obligations, short-term portion	20,582
Short-term financial obligations subtotals	169,708
Other financial obligations totals	225,820

50

Other Off-Balance Sheet Arrangements and Commitments

In the normal course of our business, we are party to transactions with off-balance sheet risk. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans, therefore, in the opinion of our management, our outstanding commitments represent normal credit risk.

The following table presents the Bank’s outstanding contingent loans as of September 30, 2017 and December 31, 2016:

	As of September 30,	As of December 31,
	2017	2016
	(in millions of Ch$)
Issued and documented letters of credit	169,843	158,800
Confirmed foreign letters of credit	48,565	57,686
Documented guarantees	1,633,521	1,752,610
Other guarantees	71,139	125,050
Subtotals	1,923,068	2,094,146
Lines of credit with immediate availability	8,065,689	7,548,820
Other irrevocable obligation	239,904	260,266
Totals	10,228,661	9,903,232

Capital Expenditures

The following table reflects capital expenditures in the nine month period ended September 30, 2017 and 2016:

	Nine months ended September 30,
	2017	2016
	(in millions of Ch$)
Land and Buildings	10,354	10,012
Machinery, Systems and Equipment	13,398	12,713
Furniture, Vehicles, Other(1)	2,407	2,434
Total	26,159	25,159

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2017 was mainly due to the re-modeling of the branch network.

C. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements, as well as the discussion in this “Item 3. Operating and Financial Review and Prospects.” The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. See “Item 7. Quantitative and Qualitative Disclosures About Market Risk—E. Risk Department—5. Market Risk: Quantitative Disclosure—Impact of Inflation.”

51

Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available-for-sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine months ended September 30, 2016 and 2017.

	For the nine months ended September 30,
	2017			2016
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	354,992	3.037	1.1%	334,369	4,087	1.6%
UF	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%
Total	354,992	3.037	1.1%	334,369	4,087	1.6%
Financial investments
Ch$	1,790,893	75.713	5.6%	1,469,152	54,662	5.0%
UF	83,329	2.155	3.4%	122,607	4,231	4.6%
Foreign currency	998,456	11.082	1.5%	1,059,672	11,163	1.4%
Total	2,872,678	88.950	4.1%	2,651,431	70,056	3.5%
Commercial Loans
Ch$	6,079,571	352.620	7.7%	5,803,535	346,580	8.0%
UF	5,031,249	206.809	5.5%	4,729,363	251,440	7.1%
Foreign currency	2,965,658	70.155	3.2%	3,247,425	64,566	2.7%
Total	14,076,478	629.584	6.0%	13,780,323	662,586	6.4%
Consumer loans
Ch$	4,071,489	465.956	15.3%	3,817,584	450,806	15.7%
UF	17,500	1.049	8.0%	21,709	1,598	9.8%
Foreign currency	44,594	—	0.0%	38,745	—	0.0%
Total	4,133,583	467.005	15.1%	3,878,038	452,404	15.6%

52

	For the nine months ended September 30,
	2017			2016
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Mortgage loans
Ch$	11,016	106	1.3%	15,744	138	1.2%
UF	8,744,112	342.079	5.2%	8,147,565	418,572	6.8%
Foreign currency	—	—	0.0%	—	—	—%
Total	8,755,128	342.185	5.2%	8,163,309	418,710	6.8%
Interbank loans
Ch$	23,547	466	2.6%	10,050	268	3.6%
UF	—	—	—%	—	—	—%
Foreign currency	2	—	—%	1	—	—%
Total	23,549	466	2.6%	10,051	268	3.6%
Investment Agreements to resell
Ch$	558	730	174.4%	679	1,016	199.5%
UF	—	13	—%	—	77	—%
Foreign currency	—	—	—%	—	—	—%
Total	558	743	174.4%	679	1,093	199.5%
Threshold(2)
Ch$	84,549	179	0.3%	52,459	164	0.4%
UF	4	—	—%	4	—	—%
Foreign currency	266,942	1,998	1.0%	475,058	1,346	0.4%
Total	351,495	2,177	0.8%	527,521	1,510	0.4%
Total interest earning assets
Ch$	12,416,615	898.807	9.7%	11,503,572	857,721	9.9%
UF	13,876,194	552.105	5.3%	13,021,248	675,918	6.9%
Foreign currency	4,275,652	83.235	2.6%	4,820,901	77,075	2.1%
Total	30,568,461	1.534.147	6.7%	29,345,721	1,610,714	7.3%
Non-interest earning assets
Cash
Ch$	636,190			685,243
UF	—			—
Foreign currency	123,777			93,301
Total	759,967			778,544
Allowance for loan losses
Ch$	-840,330			-828,679
UF	—			—
Foreign currency	-131			-84
Total	-840,461			-828,763
Fixed assets
Ch$	240,154			218,648
UF	—			—
Foreign currency	—			—
Total	240,154			218,648
Derivatives
Ch$	2,459,080			3,036,072
UF	—			—
Foreign currency	—			—
Total	2,459,080			3,036,072
Financial Investment (Trading)
Ch$	220,692			194,544
UF	251,982			87,296
Foreign currency	24,297			34,849
Total	496,971			316,689
Other assets
Ch$	1,255,777			1,245,175
UF	77,731			67,469
Foreign currency	613,616			861,388
Total	1,947,124			2,174,032
Total non-interest earning assets
Ch$	3,971,563			4,551,003
UF	329,713			154,765
Foreign currency	761,559			989,454
Total	5,062,835			5,695,222
Total assets
Ch$	16,388,178	898.807		16,054,575	857,721
UF	14,205,907	552.105		13,176,013	675,918
Foreign currency	5,037,211	83.235		5,810,355	77,075
Total	35,631,296	1.534.147		35,040,943	1,610,714

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	For the nine months ended September 30,
	2017			2016
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Liabilities And Share-Holders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	1,658	3	0.2%	1,482	3	0.3%
UF	115,942	1.301	1.5%	114,676	2,435	2.8%
Foreign currency	—	—	—%	—	—	—%
Total	117,600	1.304	1.5%	116,157	2,438	2.8%
Time deposits
Ch$	9,483,703	243.930	3.4%	9,390,459	286,412	4.1%
UF	1,154,651	25.813	3.0%	1,274,548	42,498	4.4%
Foreign currency	2,579,459	14.359	0.7%	2,869,116	7,132	0.3%
Total	13,217,813	284.102	2.9%	13,534,123	336,043	3.3%
Central bank borrowings
Ch$	—	23	—%	—	11	—%
UF	6	0	1.8%	15	—	4.2%
Foreign currency	—	—	—%	—	—	—%
Total	6	23	1.8%	15	11	4.2%
Repurchase Agreements
Ch$	286,690	4,885	2.3%	105,556	2,059	2.6%
UF	—	—	0.0%	—	—	—%
Foreign currency	7,391	381	6.9%	8,574	9	0.1%
Total	294,081	5,266	2.4%	114,131	2,068	2.4%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%
UF	40,141	2,075	6.9%	54,421	3,428	8.4%
Foreign currency	—	—	—%	—	—	—%
Total	40,141	2,075	6.9%	54,421	3,428	8.4%
Other interest bearing liabilities
Ch$	1,174,488	57,847	6.6%	792,670	78,113	13.1%
UF	4,658,279	160,261	4.6%	3,731,394	183,537	6.6%
Foreign currency	2,838,619	43,079	2.0%	3,101,739	40,360	1.7%
Total	8,671,386	261,187	4.0%	7,625,803	302,010	5.3%
Total interest bearing liabilities
Ch$	10,946,539	306,688	3.7%	10,290,169	366,599	4.8%
UF	5,969,019	189,450	4.2%	5,175,053	231,898	6.0%
Foreign currency	5,425,469	57,819	1.4%	5,979,429	47,501	1.1%
Total	22,341,027	553,957	3.3%	21,444,650	645,998	4.0%
Non interest bearing liabilities
Non interest bearing demand deposits
Ch$	5,942,968			5,619,446
UF	41,334			37,293
Foreign currency	92,748			73,772
Total	6,077,051			5,730,510
Derivatives
Ch$	2,262,315			2,820,031
UF	—			—
Foreign currency	—			—
Total	2,262,315			2,820,031
Other non-interest bearing liabilities
Ch$	905,333			876,994
UF	289,868			357,693
Foreign currency	779,024			993,192
Total	1,974,225			2,227,879
Shareholders’ equity
Ch$	2,976,687			2,817,872
UF	—			—
Foreign currency	(9)			(5)
Total	2,976,678			2,817,867
Total non-interest bearing liabilities and shareholders’ equity
Ch$	12,087,304			12,134,343
UF	331,202			394,986
Foreign currency	871,764			1,066,958
Total	13,290,269			13,596,287

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	For the nine months ended September 30,
	2017			2016
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Total Liabilities and Share-Holders’ Equity
Ch$	23,033,843	306,688		22,424,510	366,599
UF	6,300,221	189,450		5,570,040	231,898
Foreign currency	6,297,233	57,819		7,046,387	47,501
Total	35,631,296	553,957		35,040,937	645,988

(1)	Nominal interest rate is calculated using the annualized interest divided by the average balance
(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some CSD agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Nine months ended September 30,
	2017	2016
	(in millions of Ch$)
Total average interest-earning assets
Ch$	12,416,615	11,503,572
UF	13,876,194	13,021,248
Foreign currencies	4,275,652	4,820,901
Total	30,568,461	29,345,721
Net interest earned (1)
Ch$	592,119	491,122
UF	362,655	444,040
Foreign currencies	25,416	29,574
Total	980,190	964,716
Net interest margin (2)
Ch$	6.4%	5.7%
UF	3.5%	4.5%
Foreign currencies	0.8%	0.8%
Total	4.3%	4.4%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as annualized net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Nine months ended September 30,
	2017	2016
	Ch$ million
Net income	446,838	365,483
Net income attributable to shareholders	430,137	363,718
Average total assets	35,631,296	35,040,943
Average equity	2,976,949	2,817,867
Net income as a percentage of1:
Average total assets	1.7%	1.4%
Average equity	20.0%	17.3%
Average equity as a percentage of:
Average total assets	8.4%	8.0%

(1)	Net income annualized

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Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)
2013	232,780	493.1	1.24	1.05	60
2014	265,156	476.0	1.41	1.01	60
2015	330,198	540.4	1.75	1.15	60
2016	336,659	503.7	1.79	1.07	75
2017	330,645	500.9	1.75	1.06	70

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which for 2013, 2014, 2015, 2016 and 2017, it is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and substandard loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of September 30, 2017	As of December 31, 2016
Commercial Loans:
Commercial loans	9,992,301	9,853,657
Foreign trade loans	1,709,752	1,829,904
Checking account debtors	234,406	179,468
Factoring transactions	448,428	296,751
Student loans	91,466	95,793
Leasing transactions	1,446,402	1,485,123
Other loans and accounts receivable	147,880	126,769
Subtotal	14,070,635	13,867,465
Mortgage loans:
Mortgage finance bond backed loans	26,189	32,579
Mortgage mutual loans	117,903	119,934
Other mortgage mutual loans	8,791,447	8,466,843
Subtotal	8,935,539	8,619,356
Consumer loans:
Installment consumer loans	2,878,917	2,722,365
Credit card loans	1,314,161	1,448,118
Consumer leasing contracts	4,718	5,117
Other consumer loans	279,400	271,203
Subtotal	4,477,196	4,446,803
Subtotal Loans to customers	27,483,370	26,933,624
Interbank loans	278,215	272,807
Total	27,761,585	27,206,431

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The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies, granted in Chilean pesos, inflation linked, U.S.$ linked or denominated in U.S.$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also include factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Checking account debtors mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.

Factoring transactions mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing transactions are agreements for the financial leasing of capital equipment and other property.

Other loans and accounts receivable loans include other loans and accounts payable.

Mortgage loans

Mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Mortgage finance bond backed loans are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

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Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Other loans and accounts receivable from customers include draft lines for individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

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	Domestic loans (*)		Foreign interbank loans (**)		Total loans		% of total loans
	As of September 30, 2017	As of December 31, 2016	As of September 30, 2017	As of December 31, 2016	As of September 30, 2017	As of December 31, 2016	As of September 30, 2017	As of December 31, 2016
	(in millions of Ch$)
Commercial loans
Manufacturing	1,351,236	1,180,886	—	—	1,351,236	1,180,886	4.87%	4.34%
Mining	287,948	340,554	—	—	287,948	340,554	1.04%	1.25%
Electricity, gas and water	345,151	442,936	—	—	345,151	442,936	1.24%	1.63%
Agriculture and livestock	1,104,121	1,096,659	—	—	1,104,121	1,096,659	3.98%	4.03%
Forestry	99,406	96,806	—	—	99,406	96,806	0.36%	0.36%
Fishing	222,692	296,592	—	—	222,692	296,592	0.80%	1.09%
Transport	712,429	787,510	—	—	712,429	787,510	2.57%	2.89%
Communications	205,078	196,934	—	—	205,078	196,934	0.74%	0.72%
Construction	1,901,645	1,792,485	—	—	1,901,645	1,792,485	6.85%	6.59%
Commerce	3,438,775	3,120,400	174,188	272,733	3,612,963	3,393,133	13.01%	12.47%
Services	460,603	482,900	—	—	460,603	482,900	1.66%	1.77%
Other	4,045,578	4,032,877	—	—	4,045,578	4,032,877	14.57%	14.84%
Subtotals	14,174,662	13,867,539	174,188	272,733	14,348,850	14,140,272	51.69%	51.98%
Mortgage loans	8,935,539	8,619,356	—	—	8,935,539	8,619,356	32.19%	31.68%
Consumer loans	4,477,196	4,446,803	—	—	4,477,196	4,446,803	16.12%	16.34%
Total	27,587,397	26,933,698	174,188	272,733	27,761,585	27,206,431	100.00%	100.00%

(*)	Includes domestic interbank loans for Ch$104,027 million as of September 30, 2017 (Ch$74 million as of December 31, 2016), see Note 7 of the Interim Consolidated Financial Statements.
(**)	Includes foreign interbank loans for Ch$174,188 million as of September 30, 2017 (Ch$272,733 million as of December 31, 2016), see Note 7 of the Interim Consolidated Financial Statements.

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Classification of Loan Portfolio

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

•	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure

•	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I. Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

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Portfolio	Debtor’s Category	Probability of Non- Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the SBIF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

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Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;

ii.	the debtor has not been granted loans to pay its obligations;

iii.	at least one of the payments include the amortization of capital;

iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;

v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;

vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II. Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Group Model Calibration

As a part of the normal process of actualization of the provision models within the group, during the month of September, 2017, the bank performed a calibration of such models, incorporating a deeper history (including a recessive period) and a period with more recent information, increasing the parameters of the default probability and the loss due to this default.

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This calibration resulted in an increment of the provisions associated with commercial loans as well as mortgage, and there was a decrease in the provisions for consumption loans, both of these did not generate significant differences in the total provision for credit risk. These improvements, according to IAS 8, are considered as an estimation change and in consequence their effect was registered in the consolidated income statement for the period.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio?
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III. Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

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These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V. Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisions in the Unaudited Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

The following table sets forth all of our non-performing loans and impaired loans as of September 30, 2017 and December 31, 2016.

	September 30, 2017	December 30, 2016
	(in millions of Ch$, except percentages)
Non-performing loans (1)	589,581	564,131
Impaired loans (2)	1,788,049	1,615,441
Allowance for loan losses (3)	809,021	820,311
Total loans (4)	27,761,585	27,206,431
Allowance for loan losses / loans	2.9%	3.0%
Non-performing loans as a percentage of total loans	2.1%	2.1%
Loan loss allowance as a percentage of non-performing loans	137.2%	145.4%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

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Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 8—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Interim Consolidated Financial Statements.

	September 30, 2017	December 31, 2016
	(Ch$ million)

Total loans	27,761,585	27,206,431
Allowance for loan losses	809,021	790,605
Impaired loans(1)	1,788,049	1,615,441
Impaired loans as a percentage of total loans	6.4%	5.9%
Amounts non-performing	589,581	564,131
To the extent secured(2)	314,328	298,537
To the extent unsecured	275,252	265,594
Amounts non-performing as a percentage of total loans	2.12%	2.07%
To the extent secured(2)	1.13%	1.10%
To the extent unsecured	0.99%	0.98%
Loans loss allowances as a percentage of:
Total loans	2.91%	3.02%
Total amounts non-performing	137.22%	145.41%
Total amounts non-performing-unsecured	239.92%	308.86%

(1)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

	As of September 30, 2017
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	344,518	155,873	89,190	589,581
Commercial loans at risk of default (1)	460,104	—	—	460,104
Other impaired loans consisting mainly of renegotiated loans (2)	210,576	289,582	238,206	738,364
Total	1,015,198	445,455	327,396	1,788,049

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	As of December 31, 2016
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	316,838	147,572	99,721	564,131
Commercial loans at risk of default (1)	439,707	—	—	439,707
Other impaired loans consisting mainly of renegotiated loans (2)	172,624	250,116	188,863	611,603
Total	929,169	397,688	288,584	1,615,441

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards as of September 2017 and 2016 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2017	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2016	275,973	183,106	61,041	300,019	172	820,311
Allowances established (1)	48,319	79,556	20,765	115,367	297	264,304
Allowances released (2)	(48,593)	(17,964)	(11,138)	(40,472)	(300)	(118,467)
Released allowances by charge-off (3)	(30,175)	(31,098)	(2,288)	(93,566)	—	(157,127)
Balances as of September, 2017	245,524	213,600	68,380	281,348	169	809,021

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2016	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2015	277,099	168,551	51,160	257,869	16	754,695
Allowances established (1)	72,330	73,105	30,046	178,886	239	354,606
Allowances released (2)	(37,073)	(14,432)	(17,634)	(18,512)	(83)	(87,734)
Released allowances by charge-off (3)	(36,383)	(44,118)	(2,531)	(118,224)	—	(201,256)
Balances as of December 31, 2016	275,973	183,106	61,041	300,019	172	820,311

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Allocation of the Loan Loss Allowances

The following tables set forth, as of and for the periods listed below, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

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	As of September 30, 2017				As of December 31, 2016
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	315,980	3.2%	1.1%	39.1%	327,351	3.3%	1.2%	39.9%
Foreign trade loans	57,328	3.4%	0.2%	7.1%	64,668	3.5%	0.2%	7.9%
Checking accounts debtors	14,948	6.4%	0.1%	1.8%	9,984	5.6%	0.0%	1.2%
Factoring transactions	6,595	1.5%	0.0%	0.8%	5,983	2.0%	0.0%	0.7%
Student loans	5,971	6.5%	0.0%	0.7%	8,818	9.2%	0.0%	1.1%
Leasing transactions	29,758	2.1%	0.1%	3.7%	25,256	1.7%	0.1%	3.1%
Other loans and accounts receivable	28,544	19.3%	0.1%	3.5%	17,019	13.4%	0.1%	2.1%
Subtotals	459,124	3.3%	1.7%	56.8%	459,079	3.3%	1.7%	56.0%
Residential mortgage loans
Loans with mortgage finance bonds	15	—	—	—	18	—	—	—
Mortgage mutual loans	180	0.7%	—	—	203	0.2%	—	—
Other mortgage mutual loans	68,185	57.8%	0.2%	8.4%	60,820	0.7%	0.2%	7.4%
Subtotals	68,380	0.8%	0.2%	8.5%	61041	0.7%	0.2%	7.4%
Consumer loans
Installment consumer loans	237,695	8.3%	0.9%	29.4%	249,545	9.2%	0.9%	30.4%
Credit card balances	34,387	2.6%	0.1%	4.3%	41,063	2.8%	0.2%	5.0%
Consumer leasing contracts	58	1.2%	0.0%	0.0%	72	1.4%	0.0%	0.0%
Other consumer loans	9,208	3.3%	0.0%	1.1%	9,339	3.4%	0.0%	1.1%
Subtotals	281,348	6.3%	1.0%	34.8%	300,019	6.7%	1.1%	36.6%
Totals loans to clients	808,852	289.5%	2.9%	100.0%	820,139	3.0%	3.0%	100.0%
Interbank loans	169	—	—	0.5%	172	0.1%	—	0.5%
Totals	809,021	2.9%	2.9%	100.0%	820,311	3.0%	3.0%	100.0%

*	Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

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ITEM 4. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 9 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2017. Members of the Board of Directors are elected for three-year terms. The term of the current Board members expires in April of 2020. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and entered into force on the Bank’s Ordinary Shareholders’ Meeting which took place on April 26, 2017.

Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires

Vittorio Corbo Lioi	President	Asset and Liability Committee (President)	Apr-20
Strategy Committee (President)
Integral Risk Committee
Market Committee
Oscar von Chrismar Carvajal	First Vice President	Market Committee (President)	Apr-20
Integral Risk Committee
Asset and Liability Committee
Roberto Méndez Torres	Second Vice President	Integral Risk Committee	Apr-20
Strategy Committee
Juan Pedro Santa Maria Perez	Director	Analysis and Resolution Committee (President)	Apr-20
Integral Risk Committee
Roberto Zahler Mayanz	Director	Integral Risk Committee (President)	Apr-20
Audit Committee
Market Committee
Lucía Santa Cruz Sutil	Director	Strategy Committee	Apr-20
Human Resources Committee
Orlando Poblete Iturrate	Director	Audit Committee (President)	Apr-20
Human Resources Committee
Andreu Plaza	Director	—	Apr-20
Ana Dorrego	Director	—	Apr-20
Blanca Bustamante Bravo	Alternate Director	Human Resources Committee (President)	Apr-20
Audit Committee
Raimundo Monge Zegers	Alternate Director	Integral Risk Committee	Apr-20
Strategy Committee
Asset and Liability Committee
Analysis and Resolution Committee

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Vittorio Corbo Lioi has been the President of the Board since April 2014. He is one of Chile's leading economists. From 2003 to 2007, Mr. Corbo was the President of Chile's Central Bank. Since the end of his tenure there, Mr. Corbo has been a Senior Research Associate at the Centro de Estudios Públicos (CEP), a local think tank. Mr. Corbo is also member of the board of Banco Santander Mexico, CCU Chile and an economic consultant to several large corporations in Chile and abroad. He served in senior managerial positions at the World Bank in Washington, DC (1984-1991) and has been a professor of economics in Canada, the USA and Chile. Between 1991 and 1995, Mr. Corbo was an economic advisor to the Bank, and a member of its Board of Directors between 1995 and 2003. Between 2011 and 2014, he was a board member of Banco Santander SA in Spain. Mr. Corbo is the President of the Asset and Liability Committee and the Strategy Committee, and member of the Market Committee and the Integral Risk Committee. Mr. Corbo holds a commercial engineering degree (with highest distinction) from the Universidad de Chile and a Ph.D. in economics from MIT.

Oscar von Chrismar Carvajal became Vice President of the Board on January 1, 2010, after having served as the Chief Executive Officer of Santander-Chile since August 2003. Mr. Von Chrismar is President of the Market Committee and member of the Integral Risk Committee and the Asset and Liability Committee. Prior to assuming the Chief Executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former Chief Executive Officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Roberto Méndez Torres is Second Vice President of the Board. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Integral Risk Committee and the Strategy Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is on the Board of the Chilean and German Chamber of Commerce and is also a Director of Enex S.A. and President of Universia Chile S.A. Mr. Méndez is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He graduated with a degree in Business Administration from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Juan Pedro Santa María Pérez became a Director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile and Legal Counsel for Santander-Chile. Mr. Santa María is President of the Analysis and Resolution Committee and member of the Integral Risk Committee. Mr. Santa María joined Santander-Chile in 2002, after the merger with Banco Santiago. Previous to that he was Legal Counsel for Banco Santiago and Banco O’Higgins. He has also been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Roberto Zahler became a Director in 2002. He is President of the Integral Risk Committee and member of the Market Committee and the Audit Committee. Currently, he is President of the consultancy firm Zahler & Co. and serves as a consultant for the World Bank, IADB, IMF and BIS. He has been a member of the High Level Consulting Group to the IADB President, of LASFRC (Latin-American Shadow Financial Regulatory Committee) and of the Emerging Market Economies Eminent Persons Group (EMEEPG). He was President of the Board of Siemens-Chile and Director of Air Liquide-Chile and of Banco Santiago. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice President from 1989 to 1991. Prior to that he served as Chief Regional Adviser in Monetary and Financial Policy of the UN Economic Commission for Latin America and the Caribbean and was Lecturer and Researcher at the University of Chile’s School of Economics. Mr. Zahler has provided technical assistance to the central banks and finance ministries of Indonesia, Kosovo and most countries in Latin America. Mr. Zahler holds a degree in Economics from the Universidad de Chile and a Masters in Economics from the University of Chicago.

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Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz is a member of the Strategy Committee and the Human Resources Committee. Ms. Santa Cruz holds a degree in History from King’s College, London University and an M.Phil. in History from Oxford University and holds a Doctor Honoris Causa degree from King’s College. She is a Member of the Board of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also Second Vice President of Universia Chile S.A. She is Vice President of the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada,(Zurich) and member of the Advisory Board of Nestle Chile. She sits on the board of non-profit cultural organizations and is also a member of the Self-Regulation Committee for Insurance Companies in Chile. She is a Member of the Academy of Social, Political and Moral Sciences of the Institute of Chile.

Orlando Poblete Iturrate became a Director on April 25, 2015. He is President of the Audit Committee and member of the Human Resources Committee. He previously became an Alternate Director on April 22, 2014. Since 1991 Mr. Poblete has been a professor at the Universidad de Los Andes. Between 1997 and 2004, he was Dean of the Law School and since 2014 he has been Chancellor of the university. He is also a partner at the law firm Orlando Poblete & Company. He is an arbitrator of the Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago. Between 2012 and 2014, he was Chairman of Clínica Universidad de los Andes and is currently Member of the Board of the Universidad de los Andes. He has also been a Professor of Law at the Universidad de Chile. Mr. Poblete is a lawyer from the Universidad de Chile and has masters from the same university.

Andreu Plaza became a Director in March 2016. Mr. Plaza was appointed as senior executive vice president of T&O Division in Santander Group on January 2015. He is Santander’s Chief Technology Officer and a member of the management committee. Mr. Plaza joined the Group in 2012 as the technology and operations director for the retail and business banking segments in Santander UK. He has been a senior executive vice president and member of the Management Committee of Caixa Catalunya since 1998 and has also been a member of the boards of Servired and Aula Escola Europea. He has a degree in Mathematics from the Universitat Autónoma de Barcelona. He also has various Master’s degrees in Finance and Banking from Stanford University, Insead, The Wharton School and ESADE.

Ana Dorrego became a Director in March 2016. She has been working at the Santander Group in the Financial Planning and Corporate Development department for the last 11 years, coordinating the Group planning processes. In this role, she has also been involved in following up on the different Santander Group units and projects. She is a board member of Santander Securities Services, S.A.. She has also participated in acquisition, sales and integration projects during her time with the Group (ABN, SEB, US, Banesto, Spanish Cajas and Banif Portugal among others) and spent two years as e-business development director for the Santander Group. Prior to joining the Santander Group, she was a corporate clients relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from the Universidad Pontificia de Comillas ICAI-ICADE, a degree in General Management from IESE and a Master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Blanca Bustamante Bravo became an Alternate Director on April 28, 2015. She is President of the Human Resources Committee and member of the Audit Committee. In 1998, she joined Viña Concha y Toro as Head of Investor Relations with the responsibility to present business strategy and achievements of the company to the financial community, a position held until 2010. In parallel, in May 2001, she became Assistant Manager of Corporate Communications. In 2011, she became responsible for relations with the community in order to focus the efforts of the company in projects that create value for the community and the environment in which it operates. Since 2013, she is a director in the Center for Research & Innovation for Concha y Toro which focus is to develop technology and knowledge transfer to the industry. She holds a degree in business from Universidad Católica de Chile.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. Mr. Monge is a member of the Analysis and Resolution Committee, the Integral Risk Committee, the Asset and Liability Committee and the Strategic Committee. Mr. Monge was appointed General Director of the ESE Business School from the Universidad de los Andes in October 1, 2017. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

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Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	Jan-10
Miguel Mata	Deputy General Manager	Apr-16
Matias Sanchez	Director of Retail Banking	Mar-16
Fred Meller	Director of Global Corporate Banking	Jan-11
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Oct-14
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Felipe Contreras	Chief Accounting Officer	Oct-08
Carlos Volante	Manager Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Ricardo Martinez	Director of Internal Audit	Sep-13

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also President of Santander Chile Holding S.A. and First Vice President of Universia Chile S.A. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile and holds a Master’s degree in Business Administration from the Universidad Adolfo Ibañez.

Miguel Mata became the Deputy General Manager for Santander-Chile on April 2016. Previously, between 2011 and 2016, he was the Chief Financial Officer for Santander-Chile. Prior to that, he served in several staff positions related to business strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was the Financial Controller of Banco Santiago. Mr. Mata is also a Director of Santander Consumer Chile S.A., Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. He has been working in the banking industry since 1990, when he joined Banco O’Higgins, one of the predecessors to Banco Santiago. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

Matias Sanchez became Director of Retail Banking in March 2016. He previously was the manager of Corporations and Institutions between 2013 and 2016. He joined Banco Santander in 1997 and had different roles there, including agent, Regional Manager, Deputy General Manager in Retail and General Manager in Retail Banking. Mr. Sanchez is also member of the Board of Santander Factoring S.A.. Mr. Sanchez holds a Master’s degree in Business Administration from the Instituto de Empresa in Spain and various other post graduate degrees.

Fred Meller became Manager of Global Banking & Market in January 2011. Prior to that he was Manager of Market Making for Europe and UK for Santander Spain. Previously, he served as Treasurer for Santander-Chile since 2008. He was also General Manager of Santander Agente de Valores and Director of Deposito Central de Valores Chile. Mr. Meller holds a degree in Business Administration from Universidad Central de Chile.

José Manuel Manzano became Director of our Middle-market banking segment on April 1, 2016. Prior to that he was Manager of Personnel, Organization and Cost of Banco Santander Chile since September 2013. Prior to that he was Corporate Director of Risk since July 2007, and Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Teatinos Siglo XXI Inversiones S.A., Santander Chile Holding S.A., Santander Asset Management S.A. and Santander Factoring S.A. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

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Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. Before becoming Chief Financial Officer, he spent eight years as the head of the ALM division. Prior to joining Santander Chile in 2006, Mr. Muratore worked at Santander’s headquarters in Madrid for 4 years and, before that, at Santander’s unit in Argentina for 4 years. He is also a Director of Santander Chile Holding S.A. and Santander Factoring S.A. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. Currently, he is chairman of the Finance Committee at Chile’s Banking Association.

Guillermo Sabater was appointed Financial Controller of Santander-Chile in November 2015 and has been working for Santander Spain and its affiliates for 23 years. Between 2009 and 2015, he was Executive Vice President of Santander in the US and CFO and Controller of Sovereign Bank and Santander Holdings USA. Before that, he was the financial controller of Banco Santander Chile, between 2006 and 2009. He also served for three years between 2003-2006 as controller of the Consumer Finance Division in Madrid, Spain. Mr. Sabater also served as an internal auditor during his first ten years at the company. He has a degree in Economics and Business Administration from the University College of Financial Studies at the University Complutense de Madrid and completed the Program in Executive Development at the Institute of Business and various courses and participation in institutions such as Babson College and Boston University.

Franco Rizza became Director of Risk in February 2014. Previously, he was director of Global Collections & Recoveries in the Madrid headquarters, covering all countries where the Group has commercial banking activities outside Spain. Between 2010 and 2013 he was the Chief Risk Officer of Banco Santander in Uruguay. He joined the Group in 1989 in Argentina, where he held various positions, including Regional Manager, Product Manager and Retail Credit Risk Manager. He is also a Director of Santander Consumer Chile S.A. He has completed studies in Business and Risk Management in Argentina and Spain.

Ricardo Bartel became the Director of Technology and operation in October 2014. His also Director of Isban Chile S.A. Prior to working at the Bank he held various positions at CCU including CFO between 1990 and 2005. He was also CFO at Madeco form 2005-2006. Between 2007 and 2008 he was Commercial Manager of Viña San Pedro. Following that he was CEO of Empresas Relsa S.A. and CEO of Laboratorio Mayer between 2011 and 2013. Mr. Bartel has a Civil Engineer degree from Universidad Católica de Chile with an MBA from the same university.

María Eugenia de la Fuente became Director of Human Resources in June 2015. Prior to working for the Bank, Ms. de la Fuente held different positions in strategic planning and human resources. From 2010 to 2013, she was Undersecretary to the Chief of Staff of President Piñera. From 2013 to 2015, she was Managing Director of Transparency and Client Services for Corpbanca and Chief Executive Officer of BZD Consultores. Ms. de la Fuente has a degree in business from the Universidad de Chile and a Master’s degree in tax planning from the Universidad Adolfo Ibañez.

Sergio Avila is Director of Administration and Costs. He has worked at Banco Santander Chile for 19 years in Asset Management, Corporate Finance, Retail banking, Middle-market and Risks. Mr. Avila is also Director of Santander S.A. Sociedad Securitizadora. Mr. Avila has a BS and MS in Civil Engineering Degree from the Universidad Católica de Chile.

Felipe Contreras was named Chief Accounting Officer of Santander-Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He is also General Manager of Gesban Santander Servicios Profesionales Contables Ltda. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Carlos Volante became manager of Customers and Quality of Banco Santander in January 2014. He joined Santander Group in 1990, holding various responsibilities within the organization, including manager of the Branch Network, general manager of the Mutual Fund Management company, Mortgage manager, Product Manager and Monitoring Commercial Banking. He was also Executive Vice President of Commercial Banking at Banco de Venezuela Grupo Santander. Between 2012 and 2013 he was general manager of the company Corona Commercial Credit Group. Carlos Volante is an accountant auditor from the University of Talca and attended the DPA and holds an MBA from the Universidad Adolfo Ibáñez. He also participated in the PADE program at the ESE Business School at Universidad de los Andes.

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Cristian Florence is our General Counsel, a position he has held since September 2012. Prior to that he served as Chief Lawyer at Santander-Chile. Mr. Florence joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He started working in the banking industry in 1991, when he joined Centrobanco, a predecessor of Banco O’Higgins and Banco Santiago serving at several positions in the law departments. Mr. Florence is also a Director of Santander Asset Management S.A. Administradora General de Fondos. He has a degree in Law from the Universidad Gabriela Mistral and a Master of Laws (LLM) from the same university.

Ricardo Martinez is the Corporate Director of Internal Auditing, a position he has held since September 1, 2013. He has worked for Grupo Santander since 1998 in different position in the Internal Audit Division, including Internal Director of Accounting, Audit Manager of Insurance and Asset Management, and head auditor of Financial Risks. Mr. Martinez has a degree in Economic Sciences and Business from the Universidad Complutense de Madrid and a Master’s in Business from the CIFF of the Universidad de Alcalá de Henares.

B. Employees

As of September 30, 2017, on a consolidated basis, we had 11,052 employees, 10,361 of whom were bank employees, 72 of whom were employees of our subsidiaries and 619 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,044 or 72.8% were unionized. In March 2014, a new collective bargaining agreement was signed with the main unions, which went into effect on January 1, 2015 and which expires on December 31, 2018, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of September 30, 2017
Executives	781
Professionals	6,159
Administrative	4,112
Total	11,052

C. Related Party Transactions

The Chilean Companies Law requires that our transactions with related parties be on a market basis, that is, on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

In addition, under the Chilean Companies Law, a company may not enter into a transaction with related parties unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds 20,000UF) or (2) it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the annual shareholders’ meeting. Violations of this provision may result in administrative or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

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Loans granted to related parties

In addition to subsidiaries and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board of Directors and the Senior Managers of Santander-Chile and its subsidiaries, together with their close relatives), as well as the entities over which the key personnel could exert significant influence or control. The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Santander Spain. The table below shows loans and accounts receivable and contingent loans with related parties.

	As of September 30,				As of December 31,
	2017				2016
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Commercial loans	80,743	789	3,865	7,231	81,687	533	4,595	7,100
Mortgage loans	—	—	18,484	—	—	—	18,046	—
Consumer loans	—	—	3,778	—	—	—	3,783	—
Loans and accounts receivables	80,743	789	26,127	7,231	81,687	533	26,424	7,100
Allowance for loan losses	(209)	(36)	(176)	(6)	(209)	(35)	(87)	(34)
Net loans	80,534	753	25,951	7,225	81,478	498	26,337	7,066
Guarantees	403,308	—	23,065	6,971	434,141	—	23,636	5,486
Contingent loans
Personal guarantees	—	—	—	—	—	—	—	—
Letters of credit	19,545	—	—	26	27,268	—	—	—
Guarantees	408,508	—	—	—	437,101	—	—	—
Contingent loans	428,053	—	—	26	464,369	—	—	—
Allowance for contingent loans	(3)	—	—	—	(5)	—	—	—
Net contingent loans	428,050	—	—	26	464,364	—	—	—

*	Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

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Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

•	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

•	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

•	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

•	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

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The table below shows all other assets and liabilities with related parties:

	As of September 30, 2017				As of December 31, 2016
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)

Assets
Cash and deposits in banks	66,250	—	—	—	187,701	—	—	—
Trading investments	—	—	—	—	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—	—	—	—
Financial derivative contracts	462,535	71,878	—	—	742,851	33,433	—	—
Available-for-sale investments	—	—	—	—	—	—	—	—
Other assets	34,445	101,830	—	—	216,823	67,454	—	—
Liabilities
Deposits and other demand liabilities	14,704	17,292	2,340	220	6,988	7,141	2,883	630
Obligations under repurchase agreements	—	—	—	—	56,167	—	—	—
Time deposits and other time liabilities	727,861	250	3,124	916	1,545,771	621	2,365	1,984
Financial derivative contracts	428,731	124,883	—	—	954,575	54,691	—	—
Issued debt instruments	490,053	—	—	—	484,548	—	—	—
Other financial liabilities	66,318	—	—	—	8,971	—	—	—
Other liabilities	20,408	41,993	—	—	446	44,329	—	—

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Other transactions with related parties

During the nine-month periods ended September 30, 2017 and 2016, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the nine-month periods ended September 30,
	2017				2016
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(18,809)	6	759	310	(20,274)	36	914	9
Fee and commission income and expenses	32,206	162	163	24	27,893	32	156	16
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	230,798	(31,033)	—	2	(398,328)	(51,763)	(87)	3
Other operating income and expenses	743	(1,460)	—	—	695	—	—	—
Key personnel compensation and expenses	—	—	(28,765)	—	—	—	(26,145)	—
Administrative and other expenses	(25,951)	(36,942)	—	—	(26,239)	(31,977)	—	—
Total	218,987	(69,267)	(27,843)	336	380,403	(83,672)	(25,162)	28

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF 5,000 (Ch$133 million) are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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ITEM 6. FINANCIAL INFORMATION

See the Interim Consolidated Financial Statements starting on page F-1 of this Report.

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ITEM 7. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our Board and senior management places great emphasis on risk management.

A.	Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

•	Credit risk
•	Market risk
•	Operational risk
•	Solvency risk (BIS)
•	Legal risks
•	Compliance risks
•	Reputational risks

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Roberto Zahler Mayanz	President
Vittorio Corbo Lioi	Member
Oscar von Chrismar Carvajal	Member
Roberto Méndez Torres	Member
Juan Pedro Santa María Pérez	Member
Raimundo Monge Zegers	Member

B.	Audit Committee

Board member	Position in Committee
Orlando Poblete Iturrate	President
Roberto Zahler Mayanz	Member
Blanca Bustamante Bravo	Member

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

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C.	Asset and Liability Committee

The ALCO includes the President of the Board and two additional members of the Board, the Deputy Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Vittorio Corbo Lioi	President
Oscar von Chrismar Carvajal	Member
Raimundo Monge Zegers	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels.

•	Review of the Bank’s inflation gap.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Liquidity	Regulatory limit 30 Days
Regulatory limit 90 Days
Liquidity coverage ratio
Net stable funding ratio
Structural liquidity limit
Capital	Core capital ratio
BIS ratio
BIS ratio with market risk
BIS ratio with market and operational risk
Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

D.	Market Committee

The Market Committee includes the Chairman of the Board, the Vice Chairman of the Board, one additional member of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the Director of Global Corporate Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar Carvajal	President
Vitorio Corbo Lioi	Member
Roberto Zahler Mayanz	Member

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The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

E.	Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. Below is an organizational chart of the Risk Department:

1.	Credit Risk

Credit Risk Governance

The Risk Division, our credit analysis and risk management group, is largely independent of our business areas. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

Santander-Chile’s governance rules establish an Integral Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

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•	Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

•	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtor, debtor group, industry segment and country. Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

•	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

•	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

•	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

(1)	Includes various approval committees for the Middle Market and high net worth clients.

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2.	Non-Financial Risks

All issues regarding operational risks in the Bank fall under the Non-Financial Risk Department that reports to the Risk Department. Below is an organization chart of this department.

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks, and has implemented preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this new assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans.

The Bank’s organizational and governance structure for the management and control of cyber-security risk has also been strengthened. Specific committees have been set up and cyber-security metrics have been included in the Bank’s risk appetite. Embedded in the Bank’s Technology and Operations division is the Technology and Operations Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Technological Risk area enforces the policies and controls that the different areas must follow regarding technology and cyber-security risks. Both areas coordinate through the various operational risk committees shown in the diagram above.

Finally, the intelligence and analysis function has also been reinforced by contracting bank threat monitoring service, and progress has been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors. In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices and communicating of experiences.

3.	Market Risks

This section describes the market risks that we are exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that we are assuming. This section also discloses the derivative instruments that we use to hedge exposures and offer to our clients.

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

•	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

•	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

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The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department.

4.	Market Risk: Qualitative Disclosure

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio; and

•	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The trading portfolio also includes the Bank’s exposure to foreign currency. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly U.S. dollars. At the end of each year, the trading portfolio included no stock portfolio investments. At no time in 2016, and in the nine-month period ended September 30, 2017 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with a given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2016, 2015 and 2014, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

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Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology is subject to the following limitations:

•	Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

•	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

•	A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

•	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

•	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

•	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

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•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

5.	Market Risk: Quantitative Disclosure

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$26,656.79 at September 30, 2017 and Ch$26,224.30 at September 30, 2016. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the variation of the UF for the first nine months of the year was 1.2% in 2017 and 2.3% in 2016. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$3,943,755 million as of September 30, 2017 and Ch$4,705,675 million as of September 30, 2016.

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•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was in the results of the Bank Ch$48,167 million in the nine months ended September 30, 2017 and Ch$111,380 million in the nine months ended September 30, 2016. The decrease in the results from our UF gap was due to the lower UF inflation rate in 2017 compared to 2016.

	As of September 30,		% Change
Impact of inflation on net interest income	2017	2016	2017/2016
	(in millions of Ch$)
Results from UF GAP (1)	48,167	111,380	(56.7)%
UF inflation	1.2%	2.3%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 7. Quantitative and Qualitative Disclosures About Market Risk—E. Risk Department—5. Market Risk: Quantitative Disclosure—Impact of Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.1% and 29.6% as of September 30, 2016 and 2017, respectively.

Impact of Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 7. Quantitative and Qualitative Disclosures About Market Risk—E. Risk Department—5. Market Risk: Quantitative Disclosure—Impact of Inflation.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

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As of September 30, 2017, the breakdown of maturities of assets and liabilities is as follows:

As of September 30, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and deposits in banks	1,348,865	—	—	—	1,348,865	—	—	—	—	1,348,865
Cash items in process of collection	601,685	—	—	—	601,685	—	—	—	—	601,685
Trading investments	—	1,046	—	136,358	137,404	131,360	128,981	82,561	342,902	480,306
Investments under resale agreements	—	—	—	—	—	—	—	—	—	—
Financial derivatives contracts	—	112,631	150,626	381,897	645,154	376,420	270,583	829,140	1,476,143	2,121,297
Interbank loans (1)	—	109,202	10,431	158,563	278,196	4	15	—	19	278,215
Loans and accounts receivables from customers (2)	772,747	2,317,554	2,564,127	4,210,069	9,864,497	5,089,223	2,883,227	9,646,423	17,618,873	27,483,370
Available for sale investments	—	317,121	24,287	312,915	654,323	205,599	581,982	686,018	1,473,599	2,127,922
Investment instruments until maturity	—	—	—	—	—	—	—	—	—	—
Guarantee deposits (margin accounts)	271,180	—	—	—	271,180	—	—	—	—	271,180
Total financial assets	2,994,477	2,857,554	2,749,471	5,199,802	13,801,304	5,802,606	3,864,788	11,244,142	20,911,536	34,712,840

Financial Liabilities
Deposits and other demand liabilities	7,270,501	—	—	—	7,270,501	—	—	—	—	7,270,501
Cash items in process of collection	513,719	—	—	—	513,719	—	—	—	—	513,719
Obligations under repurchase agreements	—	129,501	—	18,014	147,515	—	—	—	—	147,515
Time deposits and other time liabilities	122,049	5,063,768	4,051,121	3,165,955	12,402,893	110,899	16,703	61,376	188,978	12,591,871
Financial derivatives contracts	—	93,017	146,410	354,557	593,984	350,743	275,090	726,926	1,352,759	1,946,743
Interbank borrowings	3,891	24,024	343,507	801,405	1,172,827	214,867	13,423	—	228,290	1,401,117
Issued debts instruments	—	164,838	287	279,721	444,846	1,721,778	1,433,333	3,300,304	6,455,415	6,900,261
Other financial liabilities	159,031	3,022	1,564	6,091	169,708	54,452	394	1,266	56,112	225,820
Guarantees received (margin accounts)	385,566	—	—	—	385,566	—	—	—	—	385,566
Total financial liabilities	8,454,757	5,478,170	4,542,889	4,625,743	23,101,559	2,452,739	1,738,943	4,089,872	8,281,554	31,383,113

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$83 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$459,124 million, Mortgage loans Ch$68,380 million, Consumer loans Ch$281,384 million.

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Below is a table with the impact of movements in interest rates on the Financial management portfolio according to our sensitivity model described above for the year-ended December 31, 2016 and the nine-month period ended September 30, 2017.

	Nine-month period ended September 30, 2017		For the year-ended December 31, 2016
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	48,000	175,000	48,000	175,000
High	32,828	139,563	30,853	146,208
Low	22,958	110,567	21,978	108,249
Average	27,453	122,934	26,119	120,159
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30,0	75,0	30,0	75,0
High	15,0	40,6	14,0	35,0
Low	4,0	25,8	6,0	13,0
Average	10,0	21,0	10,0	26,0
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	48,000	175,000	48,000	175,000
High	33,428	140,673	31,764	145,566
Low	23,571	110,032	23,088	107,959
Average	28,419	122,365	27,390	119,632

Below is a table with the VaR of our fixed income trading portfolio for the year-ended December 31, 2016 and the nine-month period ended September 30, 2017.

Fixed income	Nine-month period ended September 30, 2017	For the year-ended December 31, 2016
	(in millions of U.S.$)
High	3.52	2.71
Low	1.23	0.55
Average	2.27	1.33

Impact of foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated 4.6% in the nine months ended September 30, 2017 and 6.8% in the nine months ended September 30, 2016.

A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained, and may continue to maintain, material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$1.78 million in the nine month period ended September 30, 2017.

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Foreign currency	Nine-month period ended September 30, 2017	For the year-ended December 31, 2016
	(in millions of U.S.$)

High	4.21	3.83
Low	0.73	0.61
Average	1.78	1.91

Consolidated VaR

The consolidated high, low, and average levels of VaR for the fixed–income investments and foreign currency trading were as follows:

Consolidated	Nine-month period ended September 30, 2017	For the year-ended December 31, 2016
	(in millions of U.S.$)
VaR:
High	5.54	3.95
Low	1.56	1.08
Average	2.99	2.25

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6.	Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of September 30, 2017 as defined by the Central Bank of Chile and approved by our board of Directors. This model is a sensitivity model that estimates market risk with 75-125bp movements in interest rates over the trading portfolio and 200bp movements in rates over the non-trading portfolio. This information is sent to the SBIF on a quarterly basis.

Regulatory Market Risk	As of September 30, 2017
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	141,483
Foreign currency risk of trading portfolio	17,818
Risk from interest rate options	56,670
Risk from foreign currency options	2,198
Total market risk of trading portfolio	218,169
10% x Risk-weighted assets	2,749,430
Subtotal	2,967,599
Limit = Regulatory Capital	3,731,230
Available margin	763,630
Non-trading portfolio market risk
Short-term interest rate risk	86,261
Inflation risk	70,751
Long-term interest rate risk	987,002
Total market risk of non-trading portfolio	1,144,014
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	86,261
Exposure to inflation risk	70,751
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	282,152
Available margin	125,140
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	987,002
35% of regulatory capital	1,305,930
Available margin	318,928

7.	Liquidity Management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

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The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO.

	September 30, 2017	December 31, 2016
	Ch$ million
Balance as of:
Financial investments for trading	480,306	396,987
Available-for-sale investments	2,127,922	3,388,906
Encumbered assets (net) (1)	(147,644)	(205,703)
Net cash (2)	(143,170)	16,259
Net interbank deposits (3)	842,400	1,335,017
Total liquidity portfolio	3,159,814	4,931,466

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

	September 30, 2017	December 31, 2016
	Ch$ million
Average balance as of:
Financial investments for trading	443,687	277,775
Available-for-sale investments	2,630,875	2,455,220
Encumbered assets (net) (1)	(226,254)	(90,460)
Net cash (2)	(86,477)	(202,771)
Net interbank deposits (3)	1,081,089	1,263,768
Total liquidity portfolio	3,842,920	3,703,533

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

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Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9.0% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. The Central Bank has statutory authority to increase these percentages to up to 40.0% for demand deposits and up to 20.0% for time deposits. In addition, a 100.0% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2017, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 54%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At September 30, 2017, the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 16%, thus resulting in our compliance.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2017, the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 52%, thus resulting in our compliance.

New liquidity requirements in line with BIS III

The SBIF and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•	Liquid assets. The Bank’s must inform the liquid assets according to BIS III liquid levels. As of September 30, 2017, the breakdown of the Bank’s liquid assets by levels was the following:

September 30, 2017
Ch$ million
Balance as of:
Cash and cash equivalent	1,120,302
Level 1 liquid assets (1)	1,753,349
Level 2 liquid assets (2)	17,392
Total liquid assets	2,891,043

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of September 30, 2017 this was 127.6%.

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•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of September 30, 2017 this was 90.6%.

The Central Bank and the SBIF are still making adjustments to the methodology for calculating these ratios and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of these models will not have a material effect on our business and that the figures presented above may change.

8.	Derivative activities

At September 30, 2017, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•	When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.

•	When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of September 30, 2017 and December 31, 2016:

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	As of September 30, 2017
	Notional amount			Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	—	—	—	—	—	—
Interest rate swaps	43,650	348,620	1,331,364	1,723,634	26,150	2,165
Cross currency swaps		567,482	4,067,426	4,634,908	25,130	38,665
Call currency options	—	—	—	—	—	—
Call interest rate options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	43,650	916,102	5,398,790	6,358,542	51,280	40,830
Cash flow hedge derivatives
Currency forwards	198,077	421,901	—	619,978	19,663	35
Interest rate swaps	—	—	—	—	—	—
Cross currency swaps	1,106,129	2,202,822	6,848,791	10,157,742	29,395	113,235
Call currency options	—	—	—	—	—	—
Call interest rate options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	1,304,206	2,624,723	6,848,791	10,777,720	49,058	113,270
Trading derivatives
Currency forwards	16,078,759	11,886,825	2,352,850	30,318,434	365,658	395,053
Interest rate swaps	5,397,325	14,745,169	43,436,345	63,578,839	464,214	400,677
Cross currency swaps	2,436,246	7,511,281	47,347,158	57,294,685	1,188,967	992,845
Call currency options	63,168	137,189	15,979	216,336	1,441	1,077
Call interest rate options	—	—	—	—	—	—
Put currency options	34,258	128,022	16,618	178,898	679	2,991
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	24,009,756	34,408,486	93,168,950	151,587,192	2,020,959	1,792,643
Total	25,357,612	37,949,311	105,416,531	168,723,454	2,121,297	1,946,743

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	As of December 31, 2016
	Notional amount			Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	—	—	—	—	—	—
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Call currency options	—	—	—	—	—	—
Call interest rate options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33,079
Cash flow hedge derivatives
Currency forwards	915,879	639,939	—	1,555,818	10,216	3,441
Interest rate swaps	—	—	—	—	—	—
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Call currency options	—	—	—	—	—	—
Call interest rate options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335
Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	—	—	—	—	—	—
Put currency options	52,143	7,892	2,664	62,699	104	542
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747
Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

96

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Christian Florence
Name: Cristian Florence
Title: General Counsel

Date: November 7, 2017

CONTENT

F-2

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of September 30, 2017	As of December 31, 2016
		(Unaudited)
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	1,348,865	2,279,389
Cash items in process of collection	4	601,685	495,283
Trading investments	5	480,306	396,987
Investments under resale agreements		-	6,736
Financial derivative contracts	6	2,121,297	2,500,782
Interbank loans, net	7	278,046	272,635
Loans and accounts receivables from customers, net	8	26,674,518	26,113,485
Available for sale investments	9	2,127,922	3,388,906
Held to maturity investments		-	-
Investments in associates and other companies		26,639	23,780
Intangible assets	10	59,112	58,085
Property, plant, and equipment	11	226,896	257,379
Current taxes	12	-	-
Deferred taxes	12	381,520	372,699
Other assets	13	825,909	840,499
TOTAL ASSETS		35,152,715	37,006,645
LIABILITIES
Deposits and other demand liabilities	14	7,270,501	7,539,315
Cash items in process of being cleared	4	513,719	288,473
Obligations under repurchase agreements		147,515	212,437
Time deposits and other time liabilities	14	12,591,871	13,151,709
Financial derivative contracts	6	1,946,743	2,292,161
Interbank borrowing		1,401,117	1,916,368
Issued debt instruments	15	6,900,261	7,326,372
Other financial liabilities	15	225,820	240,016
Current taxes	12	10,234	29,294
Deferred taxes	12	6,863	7,686
Provisions	17	277,098	308,982
Other liabilities	18	842,592	795,785
TOTAL LIABILITIES		32,134,334	34,108,598

EQUITY
Attributable to the equity holders of the Bank		2,971,939	2,868,706
Capital	20	891,303	891,303
Reserves	20	1,781,818	1,640,112
Valuation adjustments	20	(2,279)	6,640
Retained earnings		301,096	330,651
Retained earnings from prior years		-	-
Income for the period		430,137	472,351
Minus: Provision for mandatory dividends		(129,041)	(141,700)
Non-controlling interest	22	46,443	29,341
TOTAL EQUITY		3,018,381	2,898,047

TOTAL LIABILITIES AND EQUITY		35,152,715	37,006,645

The accompanying notes 1 to 34 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-3

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		For the three months ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
		2017	2016	2017	2016
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	23	459,304	535,777	1,534,147	1,610,714
Interest expense	23	(141,723)	(212,370)	(553,957)	(645,997)

Net interest income		317,581	323,407	980,190	964,717

Fee and commission income	24	112,388	108,842	343,250	318,997
Fee and commission expense	24	(44,286)	(44,418)	(130,487)	(127,710)

Net fee and commission income		68,102	64,424	212,763	191,287

Net income (expense) from financial operations	25	48,034	(158,191)	52,933	(292,184)
Net foreign exchange gain	26	(8,593)	198,880	58,645	394,995
Other operating income	31	38,871	3,984	67,939	13,843

Net operating profit before provision for loan losses		463,995	432,504	1,372,470	1,272,658

Provision for loan losses	27	(72,028)	(94,211)	(222,400)	(255,573)

NET OPERATING PROFIT		391,967	338,293	1,150,070	1,017,085

Personnel salaries and expenses	28	(100,855)	(99,643)	(294,881)	(293,827)
Administrative expenses	29	(59,035)	(54,830)	(171,900)	(168,515)
Depreciation and amortization	30	(19,068)	(16,359)	(55,468)	(46,547)
Impairment of property, plant, and equipment	30	(5,295)	(10)	(5,644)	(95)
Other operating expenses	31	(18,673)	(16,628)	(72,671)	(64,872)

Total operating expenses		(202,926)	(187,470)	(600,564)	(573,856)

OPERATING INCOME		189,041	150,823	549,506	443,229

Income from investments in associates and other companies		1,349	1,076	2,954	2,248

Income before tax		190,390	151,899	552,460	445,477

Income tax expense	12	(37,271)	(29,218)	(105,622)	(79,994)

NET INCOME FOR THE PERIOD		153,119	122,681	446,838	365,483

Attributable to:
Equity holders of the Bank		137,326	121,979	430,137	363,718
Non-controlling interest	22	15,793	702	16,701	1,765
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	20	0.729	0.647	2.283	1.930
Diluted earnings	20	0.729	0.647	2.283	1.930

The accompanying notes 1 to 34 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-4

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		For the three months ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
		2017	2016	2017	2016
	NOTE	MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD		153,119	122,681	446,838	365,483
OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Availablefor sale investments	20	(11,276)	5,832	(1,961)	31,225
Cash flow hedge	20	(13,936)	(545)	(9,293)	(22,133)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax a la renta		(25,212)	5,287	(11,254)	9,092

Income tax related to items which may be reclassified subsequently to profit or loss		6,429	(1,251)	2,725	(2,187)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(18,783)	4,036	(8,529)	6,905

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		134,336	126,717	438,309	372,388

Attributable to:
Equity holders of the Bank		117,951	126,017	421,207	370,521
Non-controlling interest	22	16,385	700	17,102	1,867

The accompanying notes 1 to 34 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-5

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended September 30, 2017 and 2016 (Unaudited)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	-	448,878	(134,663)	2,734,699	30,181	2,764,880
Distribution of income from previous period	-	-	-	-	-	-	448,878	(448,878)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	448,878	-	(134,663)	2,734,699	30,181	2,764,880
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(336,659)	-	-	(336,659)	(328)	(336,987)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	25,548	25,548	-	25,548
Subtotals	-	112,219	-	-	-	-	(448,878)	-	25,548	(311,111)	(328)	(311,439)
Other comprehensive income	-	-	-	31,093	(22,133)	(2,157)	-	-	-	6,803	102	6,905
Income for the year	-	-	-	-	-	-	-	363,718	-	363,718	1,765	365,483
Subtotals	-	-	-	31,093	(22,133)	(2,157)	-	363,718	-	370,521	1,867	372,388
Equity as of September 30, 2016	891,303	1,642,336	(2,224)	24,128	(13,507)	(2,530)	-	363,718	(109,115)	2,794,109	31,720	2,825,829

Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047
Distribution of income from previous period	-	-	-	-	-	-	472,351	(472,351)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	472,351	-	(141,700)	2,868,706	29,341	2,898,047
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,645)	-	-	(330,645)	-	(330,645)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	12,659	12,659	-	12,659
Subtotals	-	141,706	-	-	-	-	(472,351)	-	12,659	(317,986)	-	(317,986)
Other comprehensive income	-	-	-	(2,503)	(9,293)	2,877	-	-	-	(8,919)	401	(8,518)
Income for the year	-	-	-	-	-	-	-	430,137	-	430,137	16,701	446,838
Subtotals	-	-	-	(2,503)	(9,293)	2,877	-	430,137	-	421,218	17,102	438,320
Equity as of September 30, 2017	891,303	1,784,042	(2,224)	3,946	(7,005)	780	-	430,137	(129,041)	2,971,938	46,443	3,018,381

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in chilean pesos)
	MCh$	MCh$	MCh$	%

Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.787

The accompanying notes 1 to 34 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-6

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		For the nine months ended September 30, (Unaudited)
		2017	2016
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		446,838	365,483
Debits (credits) to income that do not represent cash flows		(753,577)	(785,435)
Depreciation and amortization	30	55,468	46,547
Impairments of property, plant, and equipment	30	5,644	95
Provision for loan losses	27	285,019	314,839
Mark to market of trading investments		114,989	10,291
Income from investments in associates and other companies		(2,954)	(2,248)
Net gain on sale of assets received in lieu of payment	31	(22,733)	(11,293)
Provision on assets received in lieu of payment	31	4,066	8,090
Net gain on sale of property, plant, and equipment	31	(21,953)	(637)
Charge off of assets received in lieu of payment	31	23,464	9,742
Net interest income	23	(980,190)	(964,717)
Net fee and commission income	24	(212,763)	(191,287)
Other debits (credits) to income that do not represent cash flows		(8,553)	5,981
Changes in deferred taxes	12	6,919	(10,838)
Increase/decrease in operating assets and liabilities		(344,956)	269,893
(Increase) decrease of loans and accounts receivables from customers, net		(549,746)	(1,301,792)
(Increase) decrease of financial investments		1,177,665	(712,943)
Decrease (increase) due to resale agreements (assets)		6,736	2,463
Decrease (increase) of interbank loans		(5,411)	(265,826)
(Increase) decrease of assets received or awarded in lieu of payment		12,674	13,796
Increase (decrease) of debits in customers checking accounts		(267,713)	(214,587)
Increase (decrease) of time deposits and other time liabilities		(559,838)	944,031
Increase (decrease) of obligations with domestic banks		(365,436)	-
Increase (decrease) of other demand liabilities or time obligations		(1,101)	(228,082)
Increase (decrease) of obligations with foreign banks		(149,814)	125,731
Increase (decrease) of obligations with Central Bank of Chile		(1)	7
Increase (decrease) of obligations under repurchase agreements		(64,922)	(81,277)
Increase (decrease) in other financial liabilities		(14,196)	(5,660)
Net increase of other assets and liabilities		(138,526)	407,828
Redemption of letters of credit		(5,716)	(12,355)
Redemption mortgage bonds and payments of interest		(4,588)	(2,503)
Senior bond issuances		600,881	516,142
Redemption and maturity of of senior bonds and payments of interest		(1,208,919)	(99,336)
Interest received		1,534,147	1,610,714
Interest paid		(553,957)	(645,997)
Dividends received from investments in other companies		62	28,252
Fees and commissions received	24	343,250	318,997
Fees and commissions paid	24	(130,487)	(127,710)
Total cash flow provided by (used in) operating activities		(651,695)	(150,059)

The accompanying notes 1 to 34 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-7

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		For the nine months ended September 30, (Unaudited)
		2017	2016
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(26,159)	(25,159)
Sales of property, plant, and equipment		17,340	379
Purchases of investments in associates and other companies		-	(1,004)
Purchases of intangible assets	10	(22,567)	(20,607)
Total cash flow provided by (used in) investment activities		(31,386)	(46,391)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(338,751)	(340,589)
Redemption of subordinated bonds and payments of interest		(8,106)	(3,930)
Dividends paid		(330,645)	(336,659)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		(338,751)	(340,589)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(1,021,832)	(537,039)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(27,536)	(125,517)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,486,199	2,327,170

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	1,436,831	1,664,614

		For the nine months ended September 30, (Unaudited)
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2017 MCh$	2016 MCh$

Provision for loan losses for cash flow purposes		285,019	314,839
Recovery of loans previously charged off		(62,619)	(59,266)
Provision for loan losses - net	27	222,400	255,573

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2016 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	September, 30 2017 (Unaudited) MCh$
Subordinated Bonds	759,665	(8,106)	-	-	16,653	-	768,212
Dividends paid	-	(330,645)	-	-	-	-	(330,645)
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	759,665	(338,751)	-	-	16,653	-	437,567

The accompanying notes 1 to 34 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-8

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2017, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Unaudited Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Unaudited Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Unaudited Consolidated Interim Statement of Financial Position, Unaudited Consolidated Interim Statement of Income, Unaudited Consolidated Interim Statement of Comprehensive Income, Unaudited Consolidated Interim Statement of Changes in Equity and Unaudited Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Unaudited Consolidated Interim Financial Statements

The Unaudited Consolidated Interim Financial Statements as of September 30, 2017 and 2016 and December 31, 2016 and for the nine-month period ended September 30, 2017 and 2016, incorporate the financial statements of the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee)
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	The potential voting rights held by the Bank, other vote holders or other parties;
•	The rights arising from other agreements; and

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-9

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Unaudited Consolidated Interim Statement of Income and in the Unaudited Consolidated Interim Financial Statementof Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transacctions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Unaudited Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Unaudited Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of September 30,			As of December 31,			As of September 30,
		Incorporation	2017			2016			2016
		and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	Operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 22 – Non-controlling interest.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-10

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of September 30, 2017 and 2016 and as of December 31, 2016 based on the fact that the activities relevant on them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada (collection services)

- Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of September 30	As of December 31,	As of September 30,
		Incorporation and	2017	2016	2016
Associates	Main activity	operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.99	14.93	14.84
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	12.07	11.93

In the case of Sociedad Nexus S.A. and Cámara Compensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization of this company, therefore exercising significant influence over this company.

During the second quarter of 2017, shares were transferred from Banco Paris to Banco Santander, transferring 6 shares of the "Sociedad Operadora de la Cámara de pagos de Alto Valor", so that the share has gone from 14.93% to 14.99%.

During the third quarter of 2016 a transaction took place where Deutsche Bank ceded to Banco Santander a portion of its holding in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A." with which the Bank's share has increased to 14.84% and 11.93% respectively.

Finally, during the last quarter of 2016 a transaction took place where Banco Penta ceded to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and " Servicios de Infraestructura de Mercado OTC S.A." with which the participation at the end of last year of the Bank has increased to 14.93% and 12.07% respectively.

At the Extraordinary Shareholders' Meeting of Transbank S.A. that was held on April 21, 2016, it was agreed to increase the capital of the company by capitalizing the accumulated profits through the issuance of shares released for payment, and placement of payment shares for approximately Ch$4,000 million. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately Ch$1,000 million.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-11

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Unaudited Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Unaudited Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

d)	Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is equal to or greater than 10% : (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Unaudited Consolidated Interim Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$639.15 per US$1 for September, 2017 (Ch$657.40 per US$1 for September, 2016 and Ch$666.00 per US$1 for December, 2016).

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-12

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

f)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. In the first semester of 2017 and during 2016, Banco Santander did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

·	it has been acquired with the purpose of selling it in the short term; or

·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

·	it is a derivative that is not designated and effective as a hedging instrument

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-13

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

 A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-14

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

-	Operations pending settlement: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

Financial liabilities are classified as FVTPL when the financial liability is either held for trading or it is designated as FVTPL.

A financial liability is classified as held for trading if:

·	it has been incurred principally for the purpose of repurchasing it in the near term; or

·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

·	it is a derivative that is not designated and effective as a hedging instrument.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-15

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial liability other than a financial liability held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces any inconsistency in measurement or recognition that would otherwise arise; or

·	financial liabilities take part of a group whose performance is managed and evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·	it takes part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

FVTPL financial liabilities are stated at fair value, any gain or loss arising from remeasurement will be recognised in profit or loss. The net gain or loss recognised in profit or loss incorporate any interest paid on the financial liability and is included in the ‘net income (loss) from financial operations' line item.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and interest paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Unaudited Consolidated Interim Statement of Financial Position:

-	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Operations pending settlement: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-16

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Unaudited Consolidated Interim Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. As of September 30, 2017, the CVA and DVA are Ch $ 8,173 million and Ch $ 15,812 million, respectively.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-17

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2017 and 2016 and as of December 31, 2016 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-18

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Unaudited Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Unaudited Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Unaudited Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-19

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Unaudited Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Unaudited Consolidated Interim Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Unaudited Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Unaudited Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Unaudited Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.

If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Unaudited Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Unaudited Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-20

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Unaudited Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Unaudited Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

h)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Unaudited Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts (Note 23). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Unaudited Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities measured at fair value through profit or loss are recognized when they are earned or paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

i)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-21

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

j)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-22

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)

Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Unaudited Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

k)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Unaudited Consolidated Interim Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Unaudited Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-23

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Unaudited Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Unaudited Consolidated Interim Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Unaudited Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

l)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Unaudited Consolidated Interim Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

m)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

n)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-24

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

o) Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-25

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the SBIF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-26

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-27

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Group Model Calibration

As a part of the normal process of actualization of the provision models within the group, during the month of September, 2017, the bank performed a calibration of such models, incorporating a deeper history (including a recessive period) and a period with more recent information, increasing the parameters of the default probability and the loss due to this default.

This calibration resulted in an increment of the provisions associated with commercial loans as well as mortgage, and there was a decrease in the provisions for consumption loans, both of these did not generate significant differences in the total provision for credit risk. These improvements, according to IAS 8, are considered as an estimation change and in consequence their effect was registered in the consolidated income statement for the period.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-28

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Unaudited Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

p)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Unaudited Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Unaudited Consolidated Interim Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent loan risks
-	Provisions for contingencies

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-29

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

q)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

r)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 7, 8, and 27)
-	Impairment losses of certain assets (Notes 6, 7, 8, 9, and 30)
-	The useful lives of tangible and intangible assets (Notes 10, 11 and 30)
-	The fair value of assets and liabilities (Notes 5, 6, 9, and 33)
-	Commitments and contingencies (Note 19)
-	Current and deferred taxes (Note 12)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-30

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

s)	Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank’s policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Unaudited Consolidated Interim Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Unaudited Consolidated Interim Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. As of December 31, 2016 the average selling cost has been estimated at 5.1% of the appraisal value (5.0% for December 31, 2015).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment.

t)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2017 and 2016 and December 31, 2016 the Bank did not have any instruments that generated dilution.

u)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Unaudited Consolidated Interim Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

v)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Unaudited Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Unaudited Consolidated Interim Statement of Income.

w)	Provision for mandatory dividends

As of September 30, 2017 and 2016 and December 31, 2016 the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Unaudited Consolidated Interim Statement of Changes in Equity with offset to Provisions.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-31

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

x)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management.
b.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
c.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:
(a)	actuarial gains and losses;
(b)	the performance of plan assets, and;
(c)	changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Unaudited Consolidated Interim Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Unaudited Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-32

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

y)	New accounting pronouncements

i.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board

As of the issue date of these Unaudited Consolidated Interim Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards Issued by the SBIF

Circular No. 3,621. Compendium of Accounting Standards. Chapters B-1 and C-3. Credits guaranteed by the School Infrastructure Guarantee Fund. Complementary instructions - This circular issued on March 15, 2017 introduces the following modifications:

• The title of No. 4 of Chapter B-1 is replaced by the following: "4 Warranty, goods delivered under lease, factoring operations and School Infrastructure Guarantee fund".

• The section 4.4 "Guarantee Fund for School Infrastructure" is added to this section, for purposes of determining provisions applicable to the substitution of credit risk of direct credit for the credibility of the referred fund, assigning for this purpose category A1 .

• The following item is added: 1302.1.50 Credits for school infrastructure Law N° 20.845.

This rule is immediately applicable. This change had no impact on the Bank.

Circular No. 3,615. Compendium of Accounting Standards. Chapter C-2. Report on the review of interim financial information - The circular issued on December 12, 2016, aims to increase the level of transparency of the Financial information provided by the banks. Therefore, the SBIF has considered it pertinent that as from June 2017, the financial statements referred to June 30 will be subject to a review report of the interim financial information issued by its external auditors. In accordance with NAGA No. 63, AU930, or its international equivalent, SAS No. 122, Section AU-C 930, which must be sent to the SBIF on the same day of its publication, or the immediately preceding or following bank business day.

If a bank does not have the necessary information to prepare financial statements with its respective notes within the period established in the law, it shall at least publish and send to the SBIF the Statement of Financial Position and Income Statement, adding a note with the date In which they will be available, although they must be available within the first fortnight of the following month.

In the case of the financial statements referred to as of June 30, the banks must send, by August 15, the review report of their external auditors. A review of the required regulations has been carried out, including the respective conclusion on the consolidated intermediate financial statements reported to the SBIF.

2.	Accounting Standards issued by the International Accounting Standards Board

Amendment to IAS 12 Recognition of deferred tax assets related to unrealized losses - On January 19, 2016, the IASB issued this amendment to clarify the recognition of deferred assets related to debt instruments measured at fair value due to different recognition practices Of deferred assets, it is clarified that:

- Unrealized losses on debt instruments measured at fair value and measures at cost for tax purposes generate a deductible temporary difference regardless of whether the holder of the debt instrument expects to recover the book value of the debt instrument by sale or use.

- The book value of an asset does not limit the estimate of probable taxable profits.

- The estimate of future taxable income excludes tax deductions from the reverse of deductible temporary differences.

This regulation is applicable as of January 1, 2017. This change had no impact for the Bank.

Amendment to IAS 7 Statement of Cash Flow. Disclosure Initiative - This amendment issued on January 29, 2016 improves the information provided to users of the financial statements related to the entities' financing activities. The purpose of the amendment is to provide disclosures that enable users of the financial statements to assess changes in liabilities generated from financing operations. One way to comply with this new disclosure is to provide a reconciliation between the initial and final balance in the EFE for liabilities generated from financing activities.

This regulation is applicable from January 1, 2017, with early application allowed. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-33

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual improvements, cycle 2014-2016

Amendment to IFRS 12 Disclosures of Interest in Other Entities - Clarifies the scope of the standard by specifying that the disclosure requirements of the standard, except for paragraphs B10-B16, apply to interest on an entity listed in paragraph 5 (subsidiaries, joint ventures, associates and non-consolidated structured entities) that are classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The amendment to IFRS 12 is for annual periods beginning on or after 1 January 2017. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of September 30, 2017

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of September 30, 2017. Although in some cases the application Is permitted by the IASB, the Bank has not made its application on that date.

1. Accounting Standards issued by the Superintendency of Banks and Financial Institutions

As of September 30, 2017, there are no new Accounting Standards issued by the Superintendency of Banks and Financial Institutions.

2. Accounting Standards issued by the International Accounting Standards Board

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of The income and cash flows generated from an entity's contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue - Exchange of Advertising Services.

This rule is effective as of January 1, 2017, however, the IASB has deferred its entry into force for annual periods beginning on or after January 1, 2018. Advance application is permitted. Management is evaluating the potential impact of adopting this standard.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of assets between an Investor and its associate or joint venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the profits and losses recognized in a transaction involving an associate or joint venture, and that it depends on whether the asset sold or contribution constitutes a business. Therefore, IASB concluded that all of the gains or losses must be recognized against loss of control of a business. In addition, gains or losses arising from the sale or contribution of a non-business subsidiary (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015, the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" postponing indefinitely the entry into force of this standard. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019, with early application permitted if IFRS 15 "Customer Contract Revenue" is applied. The Administration is evaluating the potential impact of the adoption of these regulations.

Clarifications to IFRS 15 Revenue from Ordinary Activities from Client Contracts - This clarification issued on April 12, 2016, does not change the principles underlying the regulation, but only clarifies and offers some alternatives for the transition. The matters addressed by this amendment relate to: Identification of performance obligations, Principal and agent considerations, and licenses.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-34

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

An entity shall apply these amendments for annual periods beginning on or after 1 January 2018. Early application is permitted. If an entity applies those changes in a period beginning earlier, it will disclose this fact. The Administration is evaluating the potential impact of the adoption of these regulations.

Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards - Eliminates the short-term exemptions contained in paragraphs E3-E7 (Transitory Provisions of Financial Instruments, Employee Benefit and Investment Entities) of IFRS 1, since they have fulfilled the intended purpose.

Amendment to IAS 28 Investments in Associates and Joint Ventures - Clarifies that the choice to measure at fair value through profit and loss (FVTPL) an investment in an associate or joint venture belonging to an entity that is a venture capital organization, or another qualified entity, is available for each investment in an associated entity or joint venture on the basis of the investment, upon initial recognition.

Amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after 1 January, 2018. Management is assessing the potential impact of the adoption of this standard.

IFRIC 23 Uncertainty over Income Tax Treatments- This interpretation issued on June 7, 2017 clarifies the accounting for tax uncertainties, which are used to determine income tax, tax basis, tax losses and unused loans, when there is an uncertainty about the treatment necessary by the IAS 12 “Income Taxes”. This rule includes four points: a) If an entity accounts for tax uncertainties individually or as a whole, b) The assumptions that an entity makes about the revisions for the tax treatment established by the tax authority, c) How an entity determines a taxable gain or loss, its tax base, tax losses and unused loans and tax rates, and d) How an entity considers the changes made and their circumstances.

This interpretation will be effective for the annual periods starting on January 1, 2019. The anticipated adoption of this standard is allowed. Management is assessing the potential impact of the adoption of this standard.

Practice declarations – Making materiality judgements, this declaration has been issued on September, 2017 and corresponds to a guide with regard to how to make materiality judgements. This practice declaration motivates companies to apply judgement in order to prepare financial statements with information that is useful for the investors more than trying to abide with a checklist of IFRS reveleations.

•	The objective of this is to provide useful financial information for investors as well as to other lenders regarding their decision making when supplying resources to the entity.
•	This practical declaration is not an IFRS and therefore entities aren’t forced to abide by them, although, materiality is an omnipresent principle within IFRS.

In practical terms this document presents definitions in relation to materiality, users and judgement, as well as providing a 4 step model for the process of materiality.

Steps	Process
Step 1 – Identify	•	Identify information that has potential to be material
Step 2 – Evaluate	•	Evaluate if the identified information in step 1 is material
Step 3 – Organize	•	Organize the information within the financial statements draft in a way that comunicates the information in a clear and concise manner
Step 4 – Review	•	Review the financial statements draft to determine if all the material information has been identified and this materiality has been entirely considered from a broad perspective, in order to obtain complete financial statements

This declaration does not have an effective date because it is not a norm but a practice declaration, although it can be applied immediately. Management will consider this declaration in the preparation of its financial statements starting from this date.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-35

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 02

SIGNIFICANT EVENTS

I.- As of September 30, 2017, the following significant events have occurred and affected the Bank’s operations and Unaudited Consolidated Interim Financial Statements.

a) Bylaws and The Board

On April 5, 2017, the bylaws of Banco Santander Chile, approved at the Extraordinary Shareholders' Meeting held on January 9, 2017, were published in the Official Gazette, whose minutes were reduced to a public deed on February 14, 2017, in Nancy de la Fuente Hernández’s Notary of Santiago. Among others, a consolidated text of the bylaws was established and, after the reforms introduced, its essential clauses are the following:

-	Name: Banco Santander-Chile
-	Purpose: The execution or conclusion of all acts, contracts, businesses or operations that the laws, especially the General Law of Banks, allow the banks to perform without prejudice to extend or restrict their sphere of action in harmony with the legal provisions in force Or that are established in the future, without the need to amend the present statutes.
-	Capital: $ 891,302,881,691, divided into 188,446,126,794 nominative shares, with no par value, of the same and only series.
-	Directory: Corresponds to a Board composed of 9 full members and 2 alternates.

At the Ordinary Shareholders' Meeting held on April 26, 2017, the Board of Directors was elected for a period of three years, consisting of nine Principal Directors and two Alternate Directors. The following persons were elected:

Principal Directors: Vittorio Corbo Lioi, Oscar von Chrismar Carvajal, Roberto Méndez Torres, Juan Pedro Santa María Pérez, Ana Dorrego de Carlos, Andreu Plaza López, Lucia Santa Cruz Sutil, Orlando Poblete Iturrate and Roberto Zahler Mayanz.

Alternate Directors: Blanca Bustamante Bravo and Raimundo Monge Zegers

b) Use of Profits and Distribution of Dividends

At the Ordinary General Shareholders' Meeting held on April 26, 2017, together with approving the Financial Statements for 2016, it was agreed to distribute 70% of the net profits for the year (which are denominated in the financial statements "Profit attributable to holders Of the Bank "), which amounted to Ch $ 472,351 million. These profits correspond to a dividend of $ 1.75459102 per share.

Likewise, it was approved that the remaining 30% of the profits be destined to increase the Bank's reserves.

c) Appointment of External Auditors

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, as external auditors of the Bank and its subsidiaries for 2017.

d) Issuance of bonds – As of September 30, 2017

d.1) Senior bonds year 2017

As of September 2017, the Bank did not issue senior bonds.

.d.2) Subordinated bonds year 2017

As of September 2017, the Bank did not issue subordinated bonds.

d.3) Mortgage bonds year 2017

As of September 2017, the Bank did not issue mortgage bonds.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-36

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 02

SIGNIFICANT EVENTS, continued

d.4) Repurchased bonds year 2017

In the nine months ended September 30, 2017 the Bank has repurchased the following bonds:

Date	Type		Amount

06-03-2017	Senior	USD	6.900.000
12-05-2017	Senior	UF	1.000.000
16-05-2017	Senior	UF	690.000
17-05-2017	Senior	UF	15.000
26-05-2017	Senior	UF	340.000
01-06-2017	Senior	UF	590.000
02-06-2017	Senior	UF	300.000
05-06-2017	Senior	UF	130.000
19-06-2017	Senior	UF	265.000
10-07-2017	Senior	UF	770.000
21-07-2017	Senior	UF	10.000
28-08-2017	Senior	UF	400.000
29-08-2017	Senior	UF	272.000

II.- As of September 30, 2016, the following significant events have occurred and affected the Bank’s operations and Unaudited Consolidated Interim Financial Statements.

a)	Directory

At the Ordinary Shareholders' Meeting held on April 26, 2016, the appointment of titular directors, Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos was ratified, who were appointed as titular directors at the Ordinary Meeting of the Board of Directors held on October 20, 2015.

At the Ordinary Session of the Board of Directors held on March 15, 2016, Víctor Arbulú Crousillat resigned as director. In view of his resignation and the vacancy left in at a past moment by Mr. Lisandro Serrano Spoerer, on the occasion of his resignation at the Ordinary Session of the Board of Directors held on October 20, 2015, the Board appointed Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos. Finally, it is reported that on the occasion of the resignation of Mr. Victor Arbulú Crousillat he has been appointed as a member of the Directors and Audit Committee and in his replacement, Mr. Mauricio Larraín Garcés.

b)	Use of Profits and Distribution of Dividends

At the Ordinary General Shareholders' Meeting held on April 26, 2016, Mr. Oscar von Chrismar Carvajal (First Vice-Chairman), Mr. Roberto Méndez Torres (Second Vice-President), titular directors Marco Colodro Hadjes, Lucia Santa Cruz Sutil, Ana Dorrego de Carlos, Mauricio Larraín Garcés, Juan Pedro Santa María, Orlando Poblete Iturrate, Andreu Plaza Lopez and Blanca Bustamante Bravo participated in ameeting with Mr. Vittorio Corbo Lioi as Chairman. In addition, the General Manager Mr. Claudio Melandri Hinojosa and the Manager of Strategic Planning Mr. Raimundo Monge also attend to the meeting.

According to the information presented in the Meeting mentioned above, net income for year 2015 (referred to in the financial statements "Profit attributable to equity holders of the Bank"), amounted to Ch$ 448,878 million. It was approved to distribute 75% of said profits, which, divided by the number of shares issued, correspond to a dividend of $ 1,78649813 per share, which began to be paid as of April 29, 2016.

Likewise, it is approved that the remaining 25% of the profits be destined to increase the Bank's reserves.

c)	Appointment of External Auditors

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, as external auditors of the Bank and its subsidiaries for 2016.

d)	Capital increase of Transbank S.A.

At the Extraordinary Shareholders' Meeting of Transbank S.A. Held on April 21, 2016, it was agreed to increase the capital of the company by capitalizing the accumulated profits, through the issuance of shares redeemed for payment, and placement of payment shares for approximately $ 4,000 million. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately $ 1 billion.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-37

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 02

SIGNIFICANT EVENTS, continued

e)	Issuance of bank bonds - As of September 30, 2016:

As of September 30, 2016, the Bank has issued bonds for UF 145,000,000, CLP 200,000,000,000, USD 30,000,000 and JPY 3,000,000,000 and EUR 74,000,000ñ. The detail of the placements made as of September 30, 2016 is included in Note 15.

e.1	Senior Bonds as of September 30, 2016

Set	Currency	Amount	Term Original (annual)	Yearly Issuance rate	Date of issue	Due date
R1	UF	15,000,000	5.5	2.50%	01-28-2016	03-01-2021
R2	UF	10,000,000	7.5	2.60%	01-28-2016	03-01-2023
R3	UF	10,000,000	10.5	3.00%	01-28-2016	03-01-2026
R5	UF	7,000,000	7.0	2.55%	04-07-2016	12-01-2022
R6	UF	7,000,000	9.0	2.65%	04-07-2016	12-01-2024
T1	UF	7,000,000	4.0	2.20%	08-11-2016	02-01-2020
T2	UF	5,000,000	4.5	2.25%	08-11-2016	08-01-2020
T3	UF	5,000,000	5.0	2.30%	08-11-2016	12-01-2020
T4	UF	8,000,000	5.5	2.35%	08-11-2016	08-01-2021
T5	UF	5,000,000	6.0	2.40%	08-11-2016	02-01-2022
T6	UF	5,000,000	6.5	2.45%	08-11-2016	08-01-2022
T7	UF	5,000,000	7.0	2.50%	08-11-2016	02-01-2023
T8	UF	8,000,000	7.5	2.55%	08-11-2016	08-01-2023
T9	UF	5,000,000	8.0	2.60%	08-11-2016	02-01-2024
T10	UF	5,000,000	8.5	2.60%	08-11-2016	08-01-2024
T11	UF	5,000,000	9.0	2.65%	08-11-2016	02-01-2025
T12	UF	5,000,000	9.5	2.70%	08-11-2016	08-01-2025
T13	UF	5,000,000	10.0	2.75%	08-11-2016	02-01-2026
T14	UF	18,000,000	11.0	2.80%	08-11-2016	02-01-2027
T15	UF	5,000,000	12.5	3.00%	08-11-2016	08-01-2028
Total	UF	145,000,000
R4	CLP	100,000,000,000	5.0	5.50%	01-28-2016	03-03-2021
T16	CLP	100,000,000,000	5.5	5.20%	08-11-2016	08-08-2021
Total	CLP	200,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	06-09.2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-17-2016	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-16-2016	08-16-2021
Total	USD	30,000,000
JPY	JPY	3,000,000,000	5.0	0.12%	06-22-2016	06-29-2021
Total	JPY	3,000,000,000
EUR	EUR	20,000,000	8.0	0.80%	08-17-2016	08-17-2028
EUR	EUR	54,000,000	12.0	1.307%	08-19-2016	08-19-2028
Total	JPY	74,000,000

e.2	Subordinated Bonds as of September 30, 2016

As of September 2016, the Bank did not issue subordinated bonds.

e.3	Mortgage bonds as of September 30, 2016

As of September 2016, the Bank did not issue mortgage bonds.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-38

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 02

SIGNIFICANT EVENTS, continued

e.4	Repurchased bonds

As of September, 2016 the Bank has repurchased the following bonds:

Fecha	Tipo		Monto
01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	481,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-39

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 03

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

Due to changes aimed at improving relations with its customers and streamlining processes, the Bank has modified its internal structure: these changes consist in internal components (the aggregation of subsegments) but do not modify the existing segments or their managers. For this reason, the disclosure has been adapted (simplified) to reflect how the Bank is currently managed.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The information relating to 2016 has been prepared using the current criteria so that the figures presented are comparable.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-40

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 03

REPORTING SEGMENTS, continued

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of September 30, 2017 and 2016:

	For the quarter ended September 30, 2017 (Unaudited)
	Net interest income	Net fee and commission income	Financial transactions, net (1)	Provision for loan losses	Support expenses (2)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	246,204	49,924	5,291	(67,239)	(137,470)	96,710
Middle- market	65,148	9,003	3,789	(8,820)	(22,580)	46,540
Commercial Banking	311,352	58,927	9,080	(76,059)	(160,050)	143,250

Global Corporate Banking	24,780	5,560	11,975	567	(15,006)	27,876
Other	(18,551)	3,615	18,386	3,464	(3,902)	3,012

Total	317,581	68,102	39,441	(72,028)	(178,958)	174,138
Other operating income						38,871
Other operating expenses						(23,968)
Income from investments in associates and other companies						1,349
Income tax expense						(37,271)
Net income for the period						153,119

(1) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(2) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-41

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 03

REPORTING SEGMENTS, continued

	For the nine months ended September 30, 2017 (Unaudited)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	18,888,640	731,791	155,186	14,743	(212,175)	(398,444)	291,101
Middle-market	6,616,905	196,889	27,263	10,537	(13,803)	(68,642)	152,244
Commercial Banking	25,505,545	928,680	182,449	25,280	(225,978)	(467,086)	443,345

Global Corporate Banking	2,068,780	74,519	22,103	42,664	2,352	(44,671)	96,967
Other	187,260	(23,009)	8,211	43,634	1,226	(10,492)	19,570

Total	27,761,585	980,190	212,763	111,578	(222,400)	(522,249)	559,882
Other operating income							67,939
Other operating expenses							(78,315)
Income from investments in associates and other companies							2,954
Income tax expense							(105,622)
Net income for the period							446,838

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

	For the quarter ended September 30, 2016 (Unaudited)
	Net interest income	Net fee and commission income	Financial transactions, net (1)	Provision for loan losses	Support expenses (2)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	237,131	57,354	5,656	(90,895)	(133,420)	75,826
Middle-market	64,700	9,578	4,127	(4,612)	(22,143)	51,650
Commercial Banking	301,831	66,932	9,783	(95,507)	(155,563)	127,476

Global Corporate Banking	25,647	6,624	18,567	654	(13,833)	37,659
Other	(4,071)	(9,132)	12,339	642	(1,436)	(1,658)

Total	323,407	64,424	40,689	(94,211)	(170,832)	163,477
Other operating income						3,984
Other operating expenses						(16,638)
Income from investments in associates and other companies						1,076
Income tax expense						(29,218)
Net income for the period						122,681

(1) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(2) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-42

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 03

REPORTING SEGMENTS, continued

	For the nine months ended September 30, 2016 (Unaudited)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	18,069,107	686,596	152,145	15,907	(250,308)	(396,422)	207,918
Middle-market	6,390,830	182,714	28,670	14,565	(16,361)	(66,995)	142,593
Commercial Banking	24,459,937	869,310	180,815	30,472	(266,669)	(463,417)	350,511

Global Corporate Banking	2,322,994	70,706	20,030	43,498	2,807	(41,854)	95,187
Other	85,444	24,701	(9,558)	28,841	8,289	(3,618)	48,655

Total	26,868,375	964,717	191,287	102,811	(255,573)	(508,889)	494,353
Other operating income							13,843
Other operating expenses							(64,967)
Income from investments in associates and other companies							2,248
Income tax expense							(79,994)
Net income for the period							365,483

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-43

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 04

CASH AND CASH EQUIVALENTS

a)       The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited) MCh$	MCh$

Cash and deposit in banks
Cash	628,731	570,317
Deposit in the Central Bank of Chile	267,349	507,275
Deposit in domestic banks	1,291	1,440
Deposit in foreign banks	451,494	1,200,357
Subtotal	1,348,865	2,279,389

Cash in process of collection, net	87,966	206.810

Cash and cash equivalents	1,436,831	2,486,199

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)       Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of period. These operations are as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited) MCh$	MCh$

Assets
Documents held by other banks (document to be cleared)	169,745	200,109
Funds receivable	431,940	295,174
Subtotal	601,685	495,283
Liabilities
Funds payable	513,719	288,473
Subtotal	513,719	288,473

Cash in process of collection, net	87,966	206,810

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-44

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	230,215	158,686
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	235,457	237,325
Subtotal	465,672	396,011

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	13,588	976
Other Chilean securities	-	-
Subtotal	13,588	976

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	1,046	-
Funds managed by third parties	-	-
Subtotal	1,046	-

Total	480,306	396,987

As of September 30, 2017 and December 31, 2016, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-45

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of September 30, 2017 and December 31, 2016, the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2017 (Unaudited)
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	43,650	348,620	1,371,364	1,763,634	26,150	2,165
Cross currency swaps	-	567,482	4,067,426	4,634,908	25,130	38,665
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	43,650	916,102	5,438,790	6,398,542	51,280	40,830

Cash flow hedge derivatives
Currency forwards	198,077	421,901	-	619,978	19,663	35
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,106,129	2,202,822	6,848,791	10,157,742	29,395	113,235
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,304,206	2,624,723	6,848,791	10,777,720	49,058	113,270

Trading derivatives
Currency forwards	16,078,759	11,886,825	2,352,850	30,318,434	365,658	395,053
Interest rate swaps	5,397,325	14,745,169	43,436,345	63,578,839	464,214	400,677
Cross currency swaps	2,436,246	7,511,281	47,347,158	57,294,685	1,188,967	992,845
Call currency options	63,168	137,189	15,979	216,336	1,441	1,077
Call interest rate options	-	-	-	-	-	-
Put currency options	34,258	128,022	16,618	178,898	679	2,991
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	24,009,756	34,408,486	93,168,950	151,587,192	2,020,959	1,792,643

Total	25,357,612	37,949,311	105,456,531	168,763,454	2,121,297	1,946,743

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-46

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2016
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33,079

Cash flow hedge derivatives
Currency forwards	915,879	639,939	-	1,555,818	10,216	3,441
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335

Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	-	-	-	-	-	-
Put currency options	52,143	7,892	2,664	62,699	104	542
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747

Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-47

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of September 30, 2017 and December 31, 2016, classified by term to maturity are as follows:

	As of September 30, 2017 (Unaudited)
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Credits and accounts receivable from customers
Mortgage loan	479,369	585,695	53,309	-	1,118,373
Available for sale investments
Yankee bonds	-	-	6,392	67,111	73,503
Mortgage financing bonds	-	-	4,969	-	4,969
American treasury bonds	-	-	-	134,222	134,222
Central bank bonds (BCP)	88,113	164,617	442,183	-	694,913
Time deposits and other demand liabilities
Time deposits	367,270	-	-	-	367,270
Issued debt instruments
Senior bonds	25,000	1,003,843	717,113	2,259,336	4,005,292
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	959,752	1,754,155	1,223,966	2,460,669	6,398,542
Hedging instrument
Cross currency swaps	567,482	1,040,515	1,017,575	2,009,336	4,634,908
Interest rate swaps	392,270	713,640	206,391	451,333	1,763,634
Total	959,752	1,754,155	1,223,966	2,460,669	6,398,542

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Credits and accounts receivable from customers
Mortgage loan	-	-	-	-	-
Available for sale investments
Yankee bond	-	-	6,660	56,610	63,270
Mortgage finance bonds	-	-	5,651	-	5,651
American treasury bonds	-	-	33,300	366,300	399,600
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	993,659	-	-	-	993,659
Issued debt instruments
Senior bonds	524,869	652,046	1,000,905	520,888	2,698,708
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,518,528	652,046	1,046,516	943,798	4,160,888
Hedging instrument
Cross currency swaps	929,988	437,046	531,556	270,888	2,169,478
Interest rate swaps	588,540	215,000	514,960	672,910	1,991,410
Total	1,518,528	652,046	1,046,516	943,798	4,160,888

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-48

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of September 30, 2017 and December 31, 2016, and the period when the cash flows will be generated are as follows:

	As of September 30, 2017 (Unaudited)
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,237,029	1,004,194	1,173,704	2,505,500	5,920,427
Commercial loans	351,710	-	-	-	351,710
Available for sale investments
Time deposits (ASI)	-	-	25,736	134,896	160,632
Yankee bond	-	-	-	-	-
Chilean Central Bank bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	122,440	656,912	306,931	-	1,086,283
Senior bonds (fixed rate)	-	110,499	244,115	277,491	632,105
Interbank borrowings
Interbank loans	2,217,750	408,813	-	-	2,626,563
Total	3,928,929	2,180,418	1,750,486	2,917,887	10,777,720
Hedging instrument
Cross currency swaps	3,308,951	2,180,418	1,750,486	2,917,887	10,157,742
Currency forwards	619,978	-	-	-	619,978
Total	3,928,929	2,180,418	1,750,486	2,917,887	10,777,720

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,083,972	312,546	900,746	956,803	3,254,067
Commercial loans	972,360	-	-	-	972,360
Available for sale investments
Time deposits (ASI)	-	-	126,140	406,881	533,021
Yankee bond	20,754	-	-	-	20,754
Chilean Central Bank bonds	26,196	-	-	-	26,196
Time deposits and other time liabilities
Time deposits	285,090	-	-	-	285,090
Issued debt instruments
Senior bonds (variable rate)	854,414	399,451	285,355	-	1,539,220
Senior bonds (fixed rate)	140,765	108,409	243,121	105,600	597,895
Interbank borrowings
Interbank loans	1,683,453	415,142	-	-	2,098,595
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198
Hedging instrument
Cross currency swaps	3,511,186	1,235,548	1,555,362	1,469,284	7,771,380
Currency forwards	1,555,818	-	-	-	1,555,818
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-49

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

	As of September 30, 2017 (Unaudited)
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	168,936	76,632	24,485	2,927	272,980
Outflows	(58,990)	(46,985)	(11,682)	(658)	(118,315)
Net flows	109,946	29,647	12,803	2,269	154,665

Hedging instrument
Inflows	58,990	46,985	11,682	658	118,315
Outflows (*)	(168,936)	(76,632)	(24,485)	(2,927)	(272,980)
Net flows	(109,946)	(29,647)	(12,803)	(2,269)	(154,665)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	159,439	83,193	32,647	3,748	279,027
Outflows	(72,631)	(45,857)	(18,040)	-	(136,528)
Net flows	86,808	37,336	14,607	3,748	142,499

Hedging instrument
Inflows	72,631	45,857	18,040	-	136,528
Outflows (*)	(159,439)	(83,193)	(32,647)	(3,748)	(279,027)
Net flows	(86,808)	(37,336)	(14,607)	(3,748)	(142,499)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-50

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of September 30, 2017 (Unaudited)
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	12,204	29,428	77,940	303,196	422,768
Outflows	-	-	-	-	-
Net flows	12,204	29,428	77,940	303,196	422,768

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(12,204)	(29,428)	(77,940)	(303,196)	(422,768)
Net flows	(12,204)	(29,428)	(77,940)	(303,196)	(422,768)

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,586	11,896	56,107	115,753	206,342
Outflows	(4,900)	-	-	-	(4,900)
Net flows	17,686	11,896	56,107	115,753	201,442

Hedging instrument
Inflows	4,900	-	-	-	4,900
Outflows	(22,586)	(11,896)	(56,107)	(115,753)	(206,342)
Net flows	(17,686)	(11,896)	(56,107)	(115,753)	(201,442)

b.3) Forecasted cash flows for exchange rate risk:

As of September 30, 2017 and December 31, 2016, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Unaudited Consolidated Interim Statement of Changes in Equity, specifically within Other comprehensive income, as of September 30, 2017 and 2016, and is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
Hedged item	2017	2016	2017	2016
	MM$	MM$	MM$	MM$

Interbank loans	(244)	(1,455)	(4,824)	(3,908)
Time deposits and other time liabilities	-	137	-	(221)
Issued debt instruments	(60)	(5,043)	(9,565)	(3,516)
Available for sale investments	(6,818)	10,592	1,035	(1,447)
Loans and accounts receivable from customers	(6,813)	(4,775)	6,348	(4,415)
Net flows	(13,935)	(544)	(7,006)	(13,507)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-51

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Since the inflows and outflows for both the hedged item and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of September 30, 2017 and 2016, Ch$2,153 million and Ch$656 million respectively, are recognized in income for the ineffective portion.

During the period, the Bank did not have any cash flow hedges of forecast transactions.

d)	The income generated by cash flow hedges that were reclassified from other comprehensive income to the period’s net income is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017 MM$	2016 MM$	2017 MM$	2016 MM$
Bond hedging derivatives	(115)	2	111	15
Interbank loans hedging derivatives	-	-	-	-
Cash flow hedge net income (*)	(115)	2	111	15

(*) See Note 20 “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of septiembre 30, 2017 and December 31, 2016, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-52

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 07

INTERBANK LOANS

a)	As of September 30, 2017 and December 31, 2016, balances of “Interbank loans” are as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited) MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	104,011	23
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	16	51
Allowances and impairment for domestic bank loans	(86)	-

Foreign interbank loans
Interbank loans – Foreign	174,188	272,733
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(83)	(172)

Total	278,046	272,635

b)	The amount of provisions and impairment of interbank loans in each period is shown below:

	As of September 30, 2017			As of December 31, 2016
	(Unaudited)
	Domestic banks MCh$	Foreign banks MCh$	Total MCh$	Domestic banks MCh$	Foreign banks MCh$	Total MCh$

Balance as of January 1	-	172	172	-	16	16
Charge-offs	-	-	-	-	-	-
Provisions established	251	46	297	1	238	239
Provisions released	(165)	(135)	(300)	(1)	(82)	(83)

Total	86	83	169	-	172	172

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-53

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of September 30, 2017 and December 31, 2016, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
As of September 30, 2017 (Unaudited)	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,043,921	349,144	599,236	9,992,301	150,311	165,669	315,980	9,676,321
Foreign trade loans	1,586,749	48,017	74,986	1,709,752	55,668	1,660	57,328	1,652,424
Checking accounts debtors	212,489	7,098	14,819	234,406	3,370	11,578	14,948	219,458
Factoring transactions	438,740	4,435	5,253	448,428	5,459	1,136	6,595	441,833
Student Loans	80,877	-	10,589	91,466	-	5,971	5,971	85,495
Leasing transactions	1,250,206	100,159	96,037	1,446,402	18,744	11,014	29,758	1,416,644
Other loans and account receivable	111,491	1,166	35,223	147,880	11,972	16,572	28,544	119,336
Subtotal	12,724,473	510,019	836,143	14,070,635	245,524	213,600	459,124	13,611,511

Mortgage loans
Loans with mortgage finance bonds	24,879	-	1,310	26,189	-	15	15	26,174
Mortgage mutual loans	113,887	-	4,016	117,903	-	180	180	117,723
Other mortgage mutual loans	8,351,318	-	440,129	8,791,447	-	68,185	68,185	8,723,262
Subtotal	8,490,084	-	445,455	8,935,539	-	68,380	68,380	8,867,159

Consumer loans
Installment consumer loans	2,580,489	-	298,428	2,878,917	-	237,695	237,695	2,641,222
Credit card balances	1,290,296	-	23,865	1,314,161	-	34,387	34,387	1,279,774
Leasing transactions	4,642	-	76	4,718	-	58	58	4,660
Other consumer loans	274,373	-	5,027	279,400	-	9,208	9,208	270,192
Subtotal	4,149,800	-	327,396	4,477,196	-	281,348	281,348	4,195,848

Total	25,364,357	510,019	1,608,994	27,483,370	245,524	563,328	808,852	26,674,518

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-54

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
As of December 31, 2016	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,946,709	327,996	578,952	9,853,657	178,648	148,703	327,351	9,526,306
Foreign trade loans	1,622,422	131,900	75,582	1,829,904	63,767	901	64,668	1,765,236
Checking accounts debtors	162,470	4,262	12,736	179,468	3,130	6,854	9,984	169,484
Factoring transactions	288,292	3,771	4,688	296,751	5,363	620	5,983	290,768
Student Loans	89,988	-	5,805	95,793	-	8,818	8,818	86,975
Leasing transactions	1,325,583	69,302	90,238	1,485,123	19,710	5,546	25,256	1,459,867
Other loans and account receivable	103,508	1,678	21,583	126,769	5,355	11,664	17,019	106,750
Subtotal	12,538,972	538,909	789,584	13,867,465	275,973	183,106	459,079	13,408,386

Mortgage loans
Loans with mortgage finance bonds	31,368	-	1,211	32,579	-	18	18	32,561
Mortgage mutual loans	115,400	-	4,534	119,934	-	203	203	119,731
Other mortgage mutual loans	8,074,900	-	391,943	8,466,843	-	60,820	60,820	8,406,023
Subtotal	8,221,668	-	397,688	8,619,356	-	61,041	61,041	8,558,315

Consumer loans
Installment consumer loans	2,468,692	-	253,673	2,722,365	-	249,545	249,545	2,472,820
Credit card balances	1,418,409	-	29,709	1,448,118	-	41,063	41,063	1,407,055
Leasing transactions	5,062	-	55	5,117	-	72	72	5,045
Other consumer loans	266,056	-	5,147	271,203	-	9,339	9,339	261,864
Subtotal	4,158,219	-	288,584	4,446,803	-	300,019	300,019	4,146,784

Total	24,918,859	538,909	1,475,856	26,933,624	275,973	544,166	820,139	26,113,485

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-55

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of September 30, 2017 and December 31, 2016, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of September 30,	As of	As of September 30,	As of	As of September 30,	As of	As of September 30,	As of
	2017 (Unaudited)	December 31, 2016	2017 (Unaudited)	December 31, 2016	2017 (Unaudited)	December 31, 2016	2017 (Unaudited)	December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,351,236	1,180,886	-	-	1,351,236	1,180,886	4.87	4.34
Mining	287,948	340,554	-	-	287,948	340,554	1.04	1.25
Electricity, gas, and water	345,151	442,936	-	-	345,151	442,936	1.24	1.63
Agriculture and livestock	1,104,121	1,096,659	-	-	1,104,121	1,096,659	3.98	4.03
Forest	99,406	96,806	-	-	99,406	96,806	0.36	0.36
Fishing	222,692	296,592	-	-	222,692	296,592	0.80	1.09
Transport	712,429	787,510	-	-	712,429	787,510	2.57	2.89
Communications	205,078	196,934	-	-	205,078	196,934	0.74	0.72
Construction	1,901,645	1,792,485	-	-	1,901,645	1,792,485	6.85	6.59
Commerce	3,438,775	3,120,400	174,188	272,733	3,612,963	3,393,133	13.01	12.47
Services	460,603	482,900	-	-	460,603	482,900	1.66	1.77
Other	4,045,578	4,032,877	-	-	4,045,578	4,032,877	14.57	14.84

Subtotal	14,174,662	13,867,539	174,188	272,733	14,348,850	14,140,272	51.69	51.98

Mortgage loans	8,935,539	8,619,356	-	-	8,935,539	8,619,356	32.19	31.68

Consumer loans	4,477,196	4,446,803	-	-	4,477,196	4,446,803	16.12	16.34

Total	27,587,397	26,933,698	174,188	272,733	27,761,585	27,206,431	100.00	100.00

(*)	Includes domestic interbank loans for Ch$104,027 million as of September 30, 2017 (Ch$74 million as of December 31, 2016), see Note 7.

(**)	Includes foreign interbank loans for Ch$174,188 million as of September 30, 2017 (Ch$272,733 million as of December 31, 2016), see Note 7.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-56

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio

i)	As of September 30, 2017 and December 31, 2016, the impaired portfolio is as follows:

	As of September 30, 2017				As of December 31,
	(Unaudited)				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	460,104	-	-	460,104	439,707	-	-	439,707
Non-performing loans (collectively evaluated)	344,518	155,873	89,190	589,581	316,838	147,572	99,721	564,131
Other impaired portfolio	210,576	289,582	238,206	738,364	172,624	250,116	188,863	611,603
Total	1,015,198	445,455	327,396	1,788,049	929,169	397,688	288,584	1,615,441

ii)	The impaired portfolio with or without guarantee as of September 30, 2017 and December 31, 2016 is as follows:

	As of September 30, 2017				As of December 31,
	(Unaudited)				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	580,720	397,550	34,628	1,012,898	519,821	357,320	35,134	912,275
Unsecured debt	434,478	47,905	292,768	775,151	409,348	40,368	253,450	703,166
Total	1,015,198	445,455	327,396	1,788,049	929,169	397,688	288,584	1,615,441

iii)	The portfolio of non-performing loans (due for 90 days or longer) as of September 30, 2017 and December 31, 2016 is as follows:

	As of September 30, 2017				As of December 31,
	(Unaudited)				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	168,925	136,055	9,348	314,328	159,965	129,632	8,940	298,537
Unsecured debt	175,593	19,818	79,842	275,253	156,873	17,940	90,781	265,594
Total	344,518	155,873	89,190	589,581	316,838	147,572	99,721	564,131

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-57

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2017 and 2016 are as follows:

Activity during 2017 (Unaudited)	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2016	275,973	183,106	61,041	300,019	820,139
Allowances established	48,319	79,556	20,765	115,367	264,007
Allowances released	(48,593)	(17,964)	(11,138)	(40,472)	(118,167)
Allowances released due to charge-off	(30,175)	(31,098)	(2,288)	(93,566)	(157,127)
Balance as of September 30, 2017	245,524	213,600	68,380	281,348	808,852

Activity during 2016	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2015	277,099	168,551	51,160	257,869	754,679
Allowances established	72,330	73,105	30,046	178,886	354,367
Allowances released	(37,073)	(14,432)	(17,634)	(18,512)	(87,651)
Allowances released due to charge-off	(36,383)	(44,118)	(2,531)	(118,224)	(201,256)
Balance as of December 31, 2016	275,973	183,106	61,041	300,019	820,139

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of September 30, 2017 and December 31, 2016 are Ch$498 million and Ch$386 million, respectively, which are presented in liabilities of the Unaudited Consolidated Interim Statement of Financial Position.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of September 30, 2017 and December 31, 2016 are Ch$14,566 million and Ch$13,927 million, respectively, and are presented in liabilities of the Unaudited Consolidated Interim Statement of Financial Position

e)	Allowances established

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited) MCh$	MCh$

Customers loans	264,007	354,367
Interbank loans	297	239
Total	264,304	354,606

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-58

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

f)	Portfolio by its impaired and non-impaired status

	As of September 30, 2017 (Unaudited)
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,860,123	8,201,298	3,940,900	25,002,321	451,402	155,812	125,046	732,260	13,311,525	8,357,110	4,065,946	25,734,581
Overdue for 1-29 days	142,694	191,915	131,545	466,154	118,974	70,092	47,743	236,809	261,668	262,007	179,288	702,963
Overdue for 30-89 days	52,620	96,871	77,355	226,846	105,419	66,294	76,098	247,811	158,039	163,165	153,453	474,657
Overdue for 90 days or more	-	-	-	-	339,403	153,257	78,509	571,169	339,403	153,257	78,509	571,169

Total portfolio before allowances	13,055,437	8,490,084	4,149,800	25,695,321	1,015,198	445,455	327,396	1,788,049	14,070,635	8,935,539	4,477,196	27,483,370

Overdue loans (less than 90 days) presented as portfolio percentage	1,50%	3,40%	5,03%	2,70%	22,10%	30,62%	37,83%	27,10%	2,98%	4,76%	7,43%	4,28%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	33,43%	34,40%	23,98%	31,94%	2,41%	1,72%	1,75%	2,08%

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-59

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2016
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,765,961	7,944,260	3,957,566	24,667,787	463,176	133,816	100,670	697,662	13,229,137	8,078,076	4,058,236	25,365,449
Overdue for 1-29 days	97,302	69,227	113,031	279,560	35,777	12,984	32,536	81,297	133,079	82,211	145,567	360,857
Overdue for 30-89 days	75,033	208,181	87,622	370,836	118,461	105,804	70,920	295,185	193,494	313,985	158,542	666,021
Overdue for 90 days or more	-	-	-	-	311,755	145,084	84,458	541,297	311,755	145,084	84,458	541,297

Total portfolio before allowances	12,938,296	8,221,668	4,158,219	25,318,183	929,169	397,688	288,584	1,615,441	13,867,465	8,619,356	4,446,803	26,933,624

Overdue loans (less than 90 days) presented as portfolio percentage	1.33%	3.37%	4.83%	2.57%	16.60%	29.87%	35.85%	23.31%	2.35%	4.60%	6.84%	3.81%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	33.55%	36.48%	29.27%	33.51%	2.25%	1.68%	1.90%	2.01%

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-60

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 09

AVAILABLE FOR SALE INVESTMENTS

As of September 30, 2017 and December 31, 2016, details of instruments defined as available for sale investments are as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	594,748	468,386
Chilean Central Bank Notes	18,783	1,222,283
Other Chilean Central Bank and Government securities	611,599	52,805
Subtotal	1,225,130	1,743,474
Other Chilean securities
Time deposits in Chilean financial institutions	505,912	893,000
Mortgage finance bonds of Chilean financial institutions	23,139	25,488
Chilean financial institution bonds	74,556	-
Chilean corporate bonds	-	-
Other Chilean securities	3,200	-
Subtotal	606,807	918,488
Foreign financial securities
Foreign Central Banks and Government securities	105,713	387,146
Other foreign financial securities	190,272	339,798
Subtotal	295,985	726,944

Total	2,127,922	3,388,906

As of September 30, 2017 and December 31, 2016, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$107,661 million and Ch$155,044 million, respectively.

As of September 30, 2017 and December 31, 2016, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$39,854 million and Ch$57,393 million, respectively.

As of September 30, 2017 available for sale investments included a net unrealized profit of Ch$5,414, million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$3,946 million attributable to equity holders of the Bank and a profit of Ch$1,468 million attributable to non-controlling interest.

As of December 31, 2016 available for sale investments included a net unrealized loss of Ch$7,375 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$6,449 million attributable to equity holders of the Bank and a profit of Ch$926 million attributable to non-controlling interest.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-61

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 10

INTANGIBLE ASSETS

a)	As of September 30, 2017 and December 31, 2016 the composition of intangible assets is as follows:

				As of September 30, 2017 (Unaudited)
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2017	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,656	10,932	(9,634)	1,298
Software development	3	2	56,429	304,058	(246,244)	57,814

Subtotal			58,085	314,990	(255,878)	59,112
Fully amortized assets			-	(200,774)	200,774	-
Total			58,085	114,216	(55,104)	59,112

				As of December 31, 2016
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2016	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,276)	1,656
Software development	3	2	49,077	286,781	(230,352)	56,429

Subtotal			51,137	297,713	(239,628)	58,085
Fully amortized assets			-	(200,774)	200,774	-
Total			51,137	96,939	(38,854)	58,085

b)	The changes in the value of intangible assets during the periods ended September 30, 2017 and December 31, 2016 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Fully amortized assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	10,932	286,781	(200,774)	96,939
Acquisitions	-	22,567	-	22,567
Disposals and impairment	-	(5,290)	-	(5,290)
Other	-	-	-	-
Balances as of September 31, 2017 (Unaudited)	10,932	304,058	(200,774)	114,216

Balances as of January 1, 2016	10,932	259,500	(181,267)	89,165
Acquisitions	-	27,281	-	27,281
Disposals and impairment	-	-	-	-
Other	-	-	(19,507)	(19,507)
Balances as of December 31, 2016	10,932	286,781	(200,774)	96,939

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-62

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 10

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Fully amortized assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(9,276)	(230,352)	200,774	(38,854)
Amortization for the period	(358)	(15,892)	-	(16,250)
Other changes	-	-	-	-
Balances as of September 30, 2017 (Unaudited)	(9,634)	(246,244)	200,774	(55,104)

Balances as of January 1, 2016	(8,872)	(210,423)	181,267	(38,028)
Amortization for the period	(404)	(19,929)	-	(20,333)
Other changes	-	-	19,507	19,507
Balances as of December 31, 2016	(9,276)	(230,352)	200,774	(38,854)

c)	The Bank has no restriction on intangible assets as of September 30, 2017 and December 31, 2016. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-63

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT

a)       As of September 30, 2017 and December 31, 2016 the property, plant and equipment balances is as follows:

		As of September 30, 2017 (Unaudited)
	Net opening balance as of January 1, 2017	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	169,809	257,410	(107,449)	149,961
Equipment	66,506	180,814	(122,799)	58,015
Ceded under operating leases	4,230	4,888	(664)	4,224
Other	16,834	58,354	(43,658)	14,696
Subtotal	257,379	501,466	(274,570)	226,896
Fully depreciated assets	-	(39,958)	39,958	-
Total	257,379	461,508	(234,612)	226,896

		As of December 31, 2016
	Net opening balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	158,434	264,016	(94,207)	169,809
Equipment	59,908	168,124	(101,618)	66,506
Ceded under operating leases	4,238	4,888	(658)	4,230
Other	18,079	55,973	(39,139)	16,834
Subtotal	240,659	493,001	(235,622)	257,379
Fully depreciated assets	-	(39,958)	39,958	-
Total	240,659	453,043	(195,664)	257,379

b)       The changes in the value of property, plant and equipment during 2017 and 2016 is as follows:

b.1) Gross balance

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,973	(39,958)	453,043
Additions	10,354	13,398	-	2,407	-	26,159
Disposals	(16,960)	(354)	-	(26)	-	(17,340)
Impairment due to damage	-	(354)	-	-	-	(354)
Other	-	-	-	-	-	-
Balances as of September 30, 2017 (Unaudited)	257,410	180,814	4,888	58,354	(39,958)	461,508

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-64

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	(26,258)	405,182
Additions	26,567	30,965	-	4,824	-	62,356
Disposals	-	(228)	-	(333)	-	(561)
Impairment due to damage	-	(234)	-	-	-	(234)
Other	-	-	-	-	(13,700)	(13,700)
Balances as of December 31, 2016	264,016	168,124	4,888	55,973	(39,958)	453,043

b.2) Accumulated depreciation

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)
Depreciation in the period	(13,457)	(21,213)	(6)	(4,542)	-	(39,218)
Sales and disposals in the period	215	32	-	23	-	270
Transfers	-	-	-	-	-	-
Others	-	-	-	-	-	-
Balances as of September 30, 2017 (Unaudited)	(107,449)	(122,799)	(664)	(43,658)	39,958	(234,612)

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	26,258	(164,523)
Depreciation in the period	(15,192)	(23,976)	(8)	(5,849)	-	(45,025)
Sales and disposals in the period	-	71	-	113	-	184
Transfers	-	-	-	-	-	-
Others	-	-	-	-	13,700	13,700
Balances as of December 31, 2016	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-65

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of September 30, 2017 and December 31, 2016, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2017	2016
	(Unaudited)
	MCh$	MCh$

Due within 1 year	824	506
Due after 1 year but within 2 years	738	1,029
Due after 2 years but within 3 years	484	502
Due after 3 years but within 4 years	389	473
Due after 4 years but within 5 years	306	344
Due after 5 years	1,861	2,067

Total	4,602	4,921

d)	Operational leases - Lessee

Some of the Bank’s premises and equipment are under operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of September 30,	As of December 31,
	2017	2016
	(Unaudited)
	MCh$	MCh$

Due within 1 year	25,880	26,455
Due after 1 year but within 2 years	22,295	24,903
Due after 2 years but within 3 years	18,470	20,582
Due after 3 years but within 4 years	16,030	17,321
Due after 4 years but within 5 years	13,223	14,569
Due after 5 years	54,030	53,694

Total	149,928	157,524

e)	As of September 30, 2017 and December 31, 2016 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of September 30, 2017 and December 31, 2016. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-66

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 12

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of Septemeber 30, 2017 and December 31, 2016, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	10,234	29,294

Total tax payable (recoverable)	10,234	29,294

(Assets) liabilities current taxes detail (net)
Income tax (*)	110,051	145,963
Less:
Provisional monthly payments	(97,905)	(113,700)
Credit for training expenses	(1,279)	(1,972)
Land taxes leasing	-	-
Grant credits	(607)	(1,079)
Other	(26)	82

Total tax payable (recoverable)	10,234	29,294

(*) As of September 30, 2017 and December 31, 2016 the tax rates were 25.5% and 24.0%

b)	Effect on income

The effect tax expense has on income for the periods from January 1 and September 30, 2017 and 2016 is composed by the following items:

	For the three quarters ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017 MM$	2016 MM$	2017 MM$	2016 MM$

Income tax expense
Current tax	53,282	41,503	110,991	90,857

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(14,593)	(11,008)	(6,919)	(10,915)
Subtotal	38,689	30,495	104,072	79,942
Tax for rejected expenses (Article No.21)	128	17	396	52
Other	(1,546)	(1,294)	1,154	-
Net income tax expense	37,271	29,218	105,622	79,994

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-67

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 12

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in calculating the tax expense as of September 30, 2017 and 2016 is as follows:

	As of September 30, (Unaudited)
	2017		2016

	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	25.50	140,878	24.00	106,915
Permanent differences	(2.66)	(14,708)	(5.15)	(22,934)
Penalty tax (rejected expenses)	0.07	396	0.01	52
Rate change effect (*)	(3.76)	(20,750)	0.02	86
Taxes on real estate	-	-	-	-
Other	(0.04)	(194)	(0.93)	(4,125)
Effective rates and expenses for income tax	19.11	105,622	17.95	79,994

(*) The publication of Law No. 20,780 on September 29, 2014 increased the corporate income tax rate to 21% for 2014, to 22.5% in 2015, 24% for 2016, 25.5 % in 2017 and 27% for 2018 onwards.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended September 30, 2017 and December 31, 2016 follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Deferred tax assets
Available for sale investments	22	3,266
Cash flow hedges	1,787	-
Total deferred tax assets recognized through other comprehensive income	1,809	3,266

Deferred tax liabilities
Available for sale investments	(1,403)	(5,036)
Cash flow hedges	-	(549)
Total deferred tax liabilities recognized through other comprehensive income	(1,403)	(5,585)

Net deferred tax balances in equity	406	(2,319)

Deferred taxes in equity attributable to equity holders of the bank	779	(2,097)
Deferred tax in equity attributable to non-controlling interests	(373)	(222)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-68

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 12

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

Below are effects of deferred taxes on assets, liabilities and income allocated for differences:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited) MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,866	9,473
Non-recurring charge-offs	10,379	9,891
Assets received in lieu of payment	4,389	4,625
Exchange rate adjustment	961	-
Property, plant and equipment	4,214	4,570
Provision for loan losses	172,990	174,929
Provision for expenses	73,256	67,073
Derivatives	-	-
Leased assets	92,713	71,834
Subsidiaries tax losses	4,780	9,467
Investment valuation	-	-
Other	7,163	17,571
Total deferred tax assets	379,711	369,433

Deferred tax liabilities
Valuation of investments	(5,483)	(1,802)
Depreciation	(636)	-
Anticipated Expenses	-	-
Other	659	(299)
Total deferred tax liabilities	(5,460)	(2,101)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	1,809	3,266
Recognized through profit or loss	379,711	369,433
Total deferred tax assets	381,520	372,699

Deferred tax liabilities
Recognized through other comprehensive income	(1,403)	(5,585)
Recognized through profit or loss	(5,460)	(2,101)
Total deferred tax liabilities	(6,863)	(7,686)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-69

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 13

OTHER ASSETS

Other assets include the following:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Assets for leasing (1)	39,531	44,840

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	15,488	19,825
Assets awarded at judicial sale	21,222	26,895
Provision on assets received in lieu of payment or awarded	(2,671)	(7,558)
Subtotal	34,039	39,162

Other assets
Guarantee deposits (margin accounts) (3)	271,180	396,289
Gold investments	480	446
VAT credit	7,681	8,941
Income tax recoverable	1,433	22,244
Prepaid expenses	124,148	148,288
Assets recovered from leasing for sale	6,501	6,040
Pension plan assets	1,825	1,637
Accounts and notes receivable	110,185	56,624
Notes receivable through brokerage and simultaneous transactions	101,026	60,632
Other receivable assets	84,069	15,082
Other assets	43,811	40,274
Subtotal	752,339	756,497

Total	825,909	840,499

(1)	Assets available to be granted under the financial leasing agreements.

(2)	The assets received in lieu of payment correspond to assets received as payment of debts due from customers. The total value of assets acquired in this way should not at any time exceed 20% of regulatory capital of the Bank. These assets currently represent 0.41% as of September 30, 2017 (0.54% as of December 31, 2016) of the Bank’s effective equity.

Assets awarded in judicial sale are those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank expects to complete the sale within one year from the date on which the assets are received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, a provision is recorded for the difference between the initial awarded value plus any additions and the estimated realizable value (appraisal value) when the former is greater.

(3)	Guarantee deposits (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-70

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 14

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of September 30, 2017 and December 31, 2016, the composition of the item time deposits and other liabilities is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	5,876,975	6,144,688
Other deposits and demand accounts	557,114	564,966
Other demand liabilities	836,412	829,661

Total	7,270,501	7,539,315

Time deposits and other time liabilities
Time deposits	12,469,823	13,031,319
Time savings account	116,468	116,451
Other time liabilities	5,580	3,939

Total	12,591,871	13,151,709

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-71

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of September 30, 2017 and December 31, 2016, the composition of this item is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	61,157	61,490
Other domestic obligations	147,777	175,028
Foreign obligations	16,886	3,498
Subtotal	225,820	240,016
Issued debt instruments
Mortgage finance bonds	37,104	46,251
Senior bonds	5,995,516	6,416,274
Mortgage Bonds	99,429	104,182
Subordinated bonds	768,212	759,665
Subtotal	6,900,261	7,326,372

Total	7,126,081	7,566,388

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2017 (Unaudited)
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	9,250	27,854	37,104
Senior bonds	429,666	5,565,850	5,995,516
Mortgage Bonds	5,927	93,502	99,429
Subordinated bonds	3	768,209	768,212
Issued debt instruments	444,846	6,455,415	6,900,261

Other financial liabilities	169,708	56,112	225,820

Total	614,554	6,511,527	7,126,081

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-72

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2016
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	11,236	35,015	46,251
Senior bonds	1,135,713	5,280,561	6,416,274
Mortgage Bonds	4,318	99,864	104,182
Subordinated bonds	4	759,661	759,665
Issued debt instruments	1,151,271	6,175,101	7,326,372

Other financial liabilities	158,488	81,528	240,016

Total	1,309,759	6,256,629	7,566,388

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.41% as of September 30, 2017 (5.53% as of December 31, 2016).

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Due within 1 year	9,250	11,236
Due after 1 year but within 2 years	7,131	8,673
Due after 2 years but within 3 years	6,234	6,928
Due after 3 years but within 4 years	5,452	6,246
Due after 4 years but within 5 years	4,391	5,278
Due after 5 years	4,646	7,890
Total mortgage finance bonds	37,104	46,251

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Santander bonds in UF	3,638,274	3,588,373
Santander bonds in USD	753,383	909,354
Santander bonds in CHF	280,824	568,549
Santander bonds in Ch$	1,136,882	1,037,515
Santander bonds in AUD	-	60,890
Santander bonds in JPY	130,203	179,426
Santander bonds in EUR	55,950	72,167
Total senior bonds	5,995,516	6,416,274

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-73

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Placement of senior bonds:

During 2017 the Bank has placed bonds for UF 10,000,000, CLP 160,000,000,000 and USD 270,000,000 detailed as follows:

Series	Currency	Amount placed (*)	Term	Issuance rate	Issue date	Series Maximum amount	Maturity date
T9	UF	5,000,000	7 years	2.60% annually	02-01-2016	5,000,000	02-01-2024
T13	UF	5,000,000	9 years	2.75% annually	02-01-2016	5,000,000	02-01-2026
Total		10,000,000
SD	CLP	60,000,000,000	5 years	5,50% annually	06-01-2014	200,000,000,000	06-01-2019
T16	CLP	100,000,000,000	6 years	5,20% annually	02-01-2016	100,000,000,000	08-01-2021
Total		160,000,000,000
DN	USD	100,000,000	3 years	Libor-USD 3M+0,08%	07-20-2017	100,000,000	07-27-2020
DN	USD	50,000,000	3 years	Libor-USD 3M+0,08%	07-21-2017	50,000,000	07-27-2020
DN	USD	50,000,000	3 years	Libor-USD 3M+0,08%	07-24-2017	50,000,000	07-27-2020
DN	USD	50,000,000	3 years	Libor-USD 3M+0,75%	09-14-2017	50,000,000	09-15-2020
DN	USD	10,000,000	4 years	Libor-USD 3M+0,83%	08-23-2017	10,000,000	11-23-2021
DN	USD	10,000,000	4 years	Libor-USD 3M+0,83%	08-23-2017	10,000,000	11-23-2021
Total		270,000,000

For the nine months ended September 30, 2017 the Bank repurchased the following bonds.

Date	Type	Amount
03-06-2017	Senior	USD	6,900,000
05-12-2017	Senior	UF	1,000,000
05-16-2017	Senior	UF	690,000
05-17-2017	Senior	UF	15,000
05-26-2017	Senior	UF	340,000
06-01-2017	Senior	UF	590,000
06-02-2017	Senior	UF	300,000
06-05-2017	Senior	UF	130,000
06-19-2017	Senior	UF	265,000
07-10-2017	Senior	UF	770,000
07-21-2017	Senior	UF	10,000
08-28-2017	Senior	UF	200,000
08-28-2017	Senior	UF	200,000
08-29-2017	Senior	UF	2,000
08-29-2017	Senior	UF	270,000

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-74

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016 the Bank has placed bonds for UF 62,000,000, CLP 590,000,000,000, JPY 3,000,000,000, USD 215,000,000, EUR 104,000,000, and CHF 125,000,000 detailed as follows:

Series	Currency	Amount Placed	Term	Issuance rate	Issue date	Maximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	09-01-2015	15,000,000	03-01-2021
R2	UF	10,000,000	7.5	2.60%	09-01-2015	10,000,000	03-01-2023
R3	UF	10,000,000	10.5	3.00%	09-01-2015	10,000,000	03-01-2026
R5	UF	7,000,000	7.0	2.55%	12-01-2015	7,000,000	12-01-2022
R6	UF	7,000,000	9.0	2.65%	12-01-2015	7,000,000	12-01-2024
P9	UF	3,000,000	10.5	2.60%	03-01-2015	5,000,000	09-01-2025
T2	UF	5,000,000	4.5	2.25%	02-01-2016	5,000,000	08-01-2020
T5	UF	5,000,000	6.0	2.40%	02-01-2016	5,000,000	02-01-2022
Total	UF	62,000,000
R4	CLP	100,000,000,000	5.5	5.50%	09-01-2015	100,000,000,000	03-01-2021
P4	CLP	50,000,000,000	5.0	4.80%	03-01-2015	150,000,000,000	03-01-2020
SD	CLP	140,000,000,000	5.0	5.50%	06-01-2014	200,000,000,000	06-01-2019
SC	CLP	200,000,000,000	10.0	5.95%	06-01-2014	200,000,000,000	06-01-2024
P3	CLP	50,000,000,000	7.0	5.50%	01-01-2015	50,000,000,000	01-01-2022
P1	CLP	50,000,000,000	10.0	5.80%	01-01-2015	50,000,000,000	01-01-2025
Total	CLP	590,000,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	3,000,000,000	06-29-2021
Total	JPY	3,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	10,000,000	06-09-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	10,000,000	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	10,000,000	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	185,000,000	11-28-2021
Total	USD	215,000,000
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	54,000,000	08-17-2028
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	20,000,000	08-19-2024
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	30,000,000	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	125,000,000	05-30-2025
Total	CHF	125,000,000

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-75

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016, the Bank repurchased the following bonds:

Date	Type	Amount
01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	418,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000
11-29-2016	Senior	USD	6,895,000

ii. Maturities of senior bonds are as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$
Due within 1 year	429,666	1,135,713
Due after 1 year but within 2 years	827,375	321,509
Due after 2 years but within 3 years	866,622	816,919
Due after 3 years but within 4 years	774,142	663,289
Due after 4 years but within 5 years	633,987	754,768
Due after 5 years	2,463,724	2,724,076
Total senior bonds	5,995,516	6,416,274

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$
Mortgage bonds in UF	99,429	104,182
Total mortgage bonds	99,429	104,182

i.	Placement of Mortgage bonds

No mortgage bonds have been placed during 2017 nor 2016.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-76

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Due within 1 year	5,927	4,318
Due after 1 year but within 2 years	7,094	6,932
Due after 2 years but within 3 years	7,322	7,156
Due after 3 years but within 4 years	7,559	7,386
Due after 4 years but within 5 years	7,802	7,626
Due after 5 years	63,725	70,764
Total mortgage bonds	99,429	104,182

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Subordinated bonds denominated in Ch$	3	4
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	768,209	759,661
Total subordinated bonds	768,212	759,665

i.	Placement of subordinated bonds

No subordinated bonds have been placed during 2017 nor 2016.

ii.	Maturities of subordinated bonds are as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Due within 1 year	3	4
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	768,209	759,661
Total subordinated bonds	768,212	759,665

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-77

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	27,573	33,777
Due after 2 year but within 3 years	26,879	24,863
Due after 3 year but within 4 years	189	5,794
Due after 4 year but within 5 years	205	1,973
Due after 5 years	1,266	15,121
Non-current portion subtotal	56,112	81,528

Current portion:
Amounts due to credit card operators	145,636	151,620
Acceptance of letters of credit	3,490	2,069
Other long-term financial obligations, short-term portion	20,582	4,799
Current portion subtotal	169,708	158,488

Total other financial liabilities	225,820	240,016

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-78

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of September 30, 2017 and December 31, 2016, the detail of the maturities of assets and liabilities is as follows:

As of September 30, 2017 (Unaudited)	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,348,865	-	-	-	1,348,865	-	-	-	-	1,348,865
Cash items in process of collection	601,685	-	-	-	601,685	-	-	-	-	601,685
Trading investments	-	1,046	-	136,358	137,404	131,360	128,981	82,561	342,902	480,306
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	112,631	150,626	381,897	645,154	376,420	270,583	829,140	1,476,143	2,121,297
Interbank loans (1)	-	109,202	10,431	158,563	278,196	4	15	-	19	278,215
Loans and accounts receivables from customers (2)	772,747	2,317,554	2,564,127	4,210,069	9,864,497	5,089,223	2,883,227	9,646,423	17,618,873	27,483,370
Available for sale investments	-	317,121	24,287	312,915	654,323	205,599	581,982	686,018	1,473,599	2,127,922
Investment instruments until maturity	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	271,180	-	-	-	271,180	-	-	-	-	271,180
Total financial assets	2,994,477	2,857,554	2,749,471	5,199,802	13,801,304	5,802,606	3,864,788	11,244,142	20,911,536	34,712,840

Financial Liabilities
Deposits and other demand liabilities	7,270,501	-	-	-	7,270,501	-	-	-	-	7,270,501
Cash items in process of collection	513,719	-	-	-	513,719	-	-	-	-	513,719
Obligations under repurchase agreements	-	129,501	-	18,014	147,515	-	-	-	-	147,515
Time deposits and other time liabilities	122,049	5,063,768	4,051,121	3,165,955	12,402,893	110,899	16,703	61,376	188,978	12,591,871
Financial derivatives contracts	-	93,017	146,410	354,557	593,984	350,743	275,090	726,926	1,352,759	1,946,743
Interbank borrowings	3,891	24,024	343,507	801,405	1,172,827	214,867	13,423	-	228,290	1,401,117
Issued debts instruments	-	164,838	287	279,721	444,846	1,721,778	1,433,333	3,300,304	6,455,415	6,900,261
Other financial liabilities	159,031	3,022	1,564	6,091	169,708	54,452	394	1,266	56,112	225,820
Guarantees received (margin accounts)	385,566	-	-	-	385,566	-	-	-	-	385,566
Total financial liabilities	8,454,757	5,478,170	4,542,889	4,625,743	23,101,559	2,452,739	1,738,943	4,089,872	8,281,554	31,383,113

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$83 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$459,124 million, Mortgage loans Ch$68,380 million, Consumer loans Ch$281,348 million.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-79

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2016	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,279,389	-	-	-	2,279,389	-	-	-	-	2,279,389
Cash items in process of collection	495,283	-	-	-	495,283	-	-	-	-	495,283
Trading investments	-	52,443	13,252	118,845	184,540	75,378	106,808	30,261	212,447	396,987
Investments under resale agreements	-	6,736	-	-	6,736	-	-	-	-	6,736
Financial derivatives contracts	-	82,243	120,653	292,801	495,697	531,094	357,833	1,116,158	2,005,085	2,500,782
Interbank loans (1)	-	12,859	135,756	124,143	272,758	44	-	5	49	272,807
Loans and accounts receivables from customers (2)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	4,937,271	2,909,140	9,379,697	17,226,108	26,933,624
Available for sale investments	-	1,581,682	250,222	314,842	2,146,746	37,974	379,976	824,210	1,242,160	3,388,906
Investment instruments until maturity	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	396,289	-	-	-	396,289	-	-	-	-	396,289
Total assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	5,581,761	3,753,757	11,350,331	20,685,849	36,670,803

Liabilities
Deposits and other demand liabilities	7,539,315	-	-	-	7,539,315	-	-	-	-	7,539,315
Cash items in process of collection	288,473	-	-	-	288,473	-	-	-	-	288,473
Obligations under repurchase agreements	-	212,437	-	-	212,437	-	-	-	-	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	118,101	13,913	61,196	193,210	13,151,709
Financial derivatives contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issued debts instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Guarantees received (margin accounts)	480,926	-	-	-	480,926	-	-	-	-	480,926
Total liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	2,072,940	1,848,234	4,610,589	8,531,763	33,447,777

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$172 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$459,079 million, Mortgage loans Ch$61,041 million, Consumer loans Ch$300,019 million.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-80

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 17

PROVISIONS

As of September 30, 2017 and December 31, 2016, the detail for the provisions is as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Provision for employee salaries and expenses	80,118	72,592
Provision for mandatory dividends	129,041	141,700
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	14,566	13,927
Other provisions for contingent loans	13,196	14,973
Provision for contingencies	39,679	65,404
Additional provisions	-	-
Provision for foreign bank loans	498	386
Total	277,098	308,982

NOTE 18

OTHER LIABILITIES

Other liabilities consist of:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Accounts and notes payable	223,237	154,159
Income received in advance	569	509
Guarantees received (margin accounts) (1)	385,566	480,926
Notes payable through brokerage and simultaneous transactions	57,340	27,745
Other payable obligations	111,018	80,100
Withheld VAT	1,711	1,964
Accounts payable by insurance companies	14,495-	21,644
Other liabilities	48,656	28,738
Total	842,592	795,785

(1)	Guarantee deposits (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-81

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 19

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2017, the Banks and its subsidiaries have provisions for this item of Ch$1,322 million and Ch$0 million, respectively (Ch$1,194 million and Ch$ 48 million as of December 31, 2016) which is included in “Provisions” in the Interim Consolidated Statement of Financial Position as provisions for contingencies.

Santander Corredores de Bolsa Limitada

As of September 30, 2017, the following legal situations are pending:

i) Judgment "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), followed before the 21st Civil Court of Santiago, Case C-21.366-2014, on compensation for damages for faults in the purchase of shares. With regard to its actual situation as of September 30, 2017, Santander Corredores de Bolsa Limitada requested the Court to declare the proceeding abandoned due to the pending actions of the plaintiff, a situation that is pending for the Court to resolve.

Santander Corredora de Seguros Limitada

i) Isabelita SPA trial with Santander Corredora de Seguros Ltda. and Others 18th Civil Court of Santiago, Case C-1285-2017, sinister compensation matter in liquidation, breach of contract. Your status as of September 30 in discussion.

ii) Arroyo Schick trial with Santander Corredora de Seguros Ltda. and Others, 29th Civil Court of Santiago, Case C-23410-2016 Matter Compensation for damages collection of extinguished debt of shares. Your status as of September 30 in discussion.

iii) Juicio Transportes Alegría Ltda. With Santander Corredora de Seguros 15th Civil Court of Santiago Case C-22205-2016 Limitation of contractual breach. Your status as of September 30 in conciliation.

b)	Contingent loans

The following table shows the Bank`s contractual obligations to issue loans:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Letters of credit issued	169,843	158,800
Foreign letters of credit confirmed	48,565	57,686
Performance guarantees	1,633,521	1,752,610
Personal guarantees	71,139	125,050
Subtotal	1,923,068	2,094,146
Available on demand credit lines	8,065,689	7,548,820
Other irrevocable credit commitments	239,904	260,266
Total	10,228,661	9,903,232

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-82

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 19

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Third party operations
Collections	149,879	163,303
Transferred financial assets managed by the Bank	34,314	42,054
Assets from third parties managed by the Bank and its affiliates (1)	1,703,137	1,586,405
Subtotal	1,887,330	1,791,762
Custody of securities
Securities held in custody	385,877	390,155
Securities held in custody deposited in other entity	760,083	687,610
Issued securities held in custody	21,202,775	18,768,572
Subtotal	22,348,735	19,846,337
Total	24,236,065	21,638,099

(1) During 2016, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of September 2017, the balance for this was Ch$1,703,102 million (Ch$1,586,370 million at December 31, 2016).

d)	Guarantees

Banco Santander Chile has an integral bank policy of coverage of Official Loyalty N ° 4505199 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage USD50,000,000 per claim with an annual limit of USD 100,000,000, which covers both the Bank and the Bank jointly and severally. to its subsidiaries, with an expiration date of June 30, 2018.

Santander Agente de Valores Limitada

In order to ensure the correct and full compliance of all its obligations as securities agent in accordance with the provisions of articles N° 30 and following of Law N° 18,045, on Stock Market, the company constituted a guarantee for UF4,000 with insurance policy N° 216113821 taken with the Insurance Company of Crédito Continental SA and whose maturity is December 19, 2017.

Santander S.A. Corredores de Bolsa

i) The company has full guarantees in the Santiago Stock Exchange, to cover simultaneous operations carried out through its own portfolio, for $ 27,580.- million.

ii) In addition, a guarantee delivered to CCLV Contraparte Central S.A. is included in this item. (former Clearing House) in cash, for an amount of up to $ 5,000 million and an additional guarantee in the Santiago Stock Exchange for $ 1,000 million as of September 30, 2017.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-83

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 19

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N ° 4461903, which covers UF500, and the professional liability policy for insurance brokers N° 4462082 for an amount equivalent to UF60,000, were contracted with the Compañía de Seguros Generales Chilena Consolidada S.A. both are valid from April 15, 2016 to April 14, 2018.

iii) The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful fulfillment of the public bidding rules of the insurance, as follows:

- UF 3,000 for Fire + Earthquake N° Operation 50181005508711054. Issued on 10-25-2016 expires 12-31-2018.

- UF 200 for Fire N° Operation 350181005508712123. Issued on 10-25-2016 expires 12-31-2018.

- UF 10,000 Elimination + ITP 2/3 N° Operation 350181005509205209. Issued on 06-29-2017 expires 07-31-2019.

- UF 10,000 N° Operation 350181005509205225 by write-off. Issued on 06-29-2017 expires 07-31-2019

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-84

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 20

EQUITY

a)	Capital

As of September 30, 2017 and December 31, 2016 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights, and have no preferences or restrictions.

The movement in shares during 2017 and 2016 is as follows:

	Shares
	As of September 30, 2017 (Unaudited)	As of December 31, 2016

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of September 30, 2017 and December 31, 2016 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of September 30, 2017 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% share holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	31,975,618,471	31,975,618,471	16.97
Banks on behalf of third parties	13,751,161,536	-	13,751,161,536	7.30
Pension funds (AFP)	6,916,332,447	-	6,916,332,447	3.67
Stock brokers on behalf of third parties	3,400,913,571	-	3,400,913,571	1.80
Other minority holders	5,809,099,501	-	5,809,099,501	3.08
Total	156,470,508,323	31,975,618,471	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-85

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 20

EQUITY, continued

As of December 31, 2016 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	34,800,933,671	34,800,933,671	18.47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6.50
Pension fund (AFP) on behalf of third parties	6,990,857,997	-	6,990,857,997	3.71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1.63
Other minority holders	4,732,351,195	-	4,732,351,195	2.51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reservas

During the year 2017, on the occasion of the shareholders' meeting held in April, it was agreed to capitalize 25% of profits for reserves in 2016, equivalent to $ 112,219 million ($ 220,132 million for 2016).

c)	Dividends

The distribution of dividends has been disclosed in the Unaudited Consolidated Interim Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of September 30, 2017 and 2016, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of September 30, (Unaudited)
	2017	2016
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	430,137	363,718
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.283	1.930

b) Diluted earnings per share
Total attributable to equity holders of the Bank	430,137	363,718
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.283	1.930

As of September 30, 2017 and 2016, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-86

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 20

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of September 30, 2017	As of December 31, 2016
	(Unaudited)
	MCh$	MCh$

Available for sale investments
As of January 1,	7,375	(7,093)
Gain (losses) on the re-valuation of available for sale investments, before tax	(5,925)	2,267
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	3,964	12,201
Subtotal	(1,961)	14,468
Total	5,414	7,375

Cash flow hedges
As of January 1,	2,288	8,626
Gains (losses) on the re-valuation of cash flow hedges, before tax	(9,404)	(6,261)
Reclassification and adjustments on cash flow hedges, before tax	111	(77)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(9,293)	(6,338)
Total	(7,005)	2,288

Other comprehensive income, before tax	(1,591)	9,663

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(1,370)	(1,770)
Income tax relating to cash flow hedges	1,787	(549)
Total	417	(2,319)

Other comprehensive income, net of tax	(1,174)	7,344
Attributable to:
Equity holders of the Bank	(2,279)	6,640
Non-controlling interest	1,105	704

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-87

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 21

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit (*)	35%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-88

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 21

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of September 30, 2017 and December 31, 2016, are as follows:

	Consolidated assets		Risk-weighted assets
	As of September 30, 2017	As of December 31, 2016	As of September 30, 2017	As of December 31, 2016
	(Unaudited)		(Unaudited)
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,348,865	2,279,389	-	-
Cash in process of collection	601,685	495,283	107,145	80,623
Trading investments	480,306	396,987	38,180	24,709
Investments under resale agreements	-	6,736	-	6,736
Financial derivative contracts (*)	907,695	1,285,157	739,621	943,727
Interbank loans, net	278,046	272,635	194,892	80,200
Loans and accounts receivables from customers, net	26,674,518	26,113,485	23,092,355	22,655,553
Available for sale investments	2,127,922	3,388,906	274,325	263,016
Investments in associates and other companies	26,639	23,780	26,639	23,780
Intangible assets	59,112	58,085	59,112	58,085
Property, plant, and equipment	226,896	257,379	226,896	257,379
Current taxes	-	-	-	-
Deferred taxes	381,520	372,699	38,152	37,270
Other assets	825,910	840,499	805,333	585,739
Off-balance-sheet assets
Contingent loans	3,971,548	3,922,023	2,260,774	2,221,018
Total	37,910,662	39,713,043	27,863,424	27,237,835

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of September 30, 2017	As of December 31, 2016	As of September 30, 2017	As of December 31, 2016
	(Unaudited)		(Unaudited)
	MCh$	MCh$	%	%

Basic capital	2,971,938	2,868,706	7.84	7.22
Effective net equity	3,786,590	3,657,707	13.59	13.43

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-89

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 22

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
For the nine-month period ended	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
September 30, 2017 (Unaudited)%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	587	95	-	-	-	95
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.00	20,865	497	542	(141)	401	898
Santander Corredora de Seguros Limitada	0.25	167	3	-	-	-	3
Subtotal		21,620	595	542	(141)	401	996

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	22,226	15,693	-	-	-	15,693
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,597	413	-	-	-	413
Subtotal		24,823	16,106	-	-	-	16,106

Total		46,443	16,701	542	(141)	401	17,102

(1)	During september 2017, Bansa Santader S.A. went through a legal rights cession which originated in income before tax of MCh$ 20,663 (MCh$ 15,197 net of tax).

As stated in note 1 ii) Bansa Santader S.A. is an entity controlled by the bank through reasons different to its equity participation, due to this the income generated is entirely assigned to non-controlling interest.

				Other comprehensive income
For the nine-month period ended September	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
30, 2016 (Unaudited)%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	461	85	-	-	-	85
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	22,610	796	132	(30)	102	898
Santander Corredora de Seguros Limitada	0.25	162	5	-	-	-	5
Subtotal		23,235	886	132	(30)	102	988

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,464	460	-	-	-	460
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,021	419	-	-	-	419
Subtotal		8,485	879	-	-	-	879

Total		31,720	1,765	132	(30)	102	1,867

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-90

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 22

NON-CONTROLLING INTEREST, continued

			Other comprehensive income
For the quarter ended September 30, 2017	Non- controlling interest	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
(Unaudited)%		MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	32	-	-	-	32
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	236	882	(290)	592	828
Santander Corredora de Seguros Limitada	0.25	-	-	-	-	-
Subtotals		268	882	(290)	592	860

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	15,391	-	-	-	15,391
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	134	-	-	-	134
Subtotals		15,525	-	-	-	15,525

Total		15,793	882	(290)	592	16,385

				Other comprehensive income
For the quarter ended September 30, 2016	Non- controlling interest	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
(Unaudited)%		MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	30	(2)	-	(2)	28
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	354	-	-	-	354
Santander Corredora de Seguros Limitada	0.25	3	-	-	-	3
Subtotals		387	(2)	-	(2)	385

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	172	-	-	-	172
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	143	-	-	-	143
Subtotals		315	-	-	-	315

Total		702	(2)	-	(2)	700

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-91

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

	As of September 30, 207 (Unaudited)				As of December 31, 2016
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	93,960	27,734	64,940	1,286	75,000	10,065	62,276	2,659
Santander Corredores de Bolsa Limitada	187,656	145,077	41,570	1,009	86,473	45,724	38,356	2,393
Santander Agente de Valores Limitada	64,226	3,542	50,820	9,864	54,486	3,666	38,851	11,969
Santander S.A. Sociedad Securitizadora	458	94	432	(68)	509	77	512	(80)
Santander Gestión de Recaudación y Cobranzas Ltda.	10,302	7,705	2,184	413	8,547	6,363	1,602	582
Bansa Santander S.A.	25,828	3,602	6,533	15,693	31,301	24,768	6,004	529
Total	382,430	187,754	166,479	28,197	256,316	90,663	147,601	18,052

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-92

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 23

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	For the periods ended September 30, 2017 and 2016, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	For the quarter ended September 30, (Unaudited)
	2017				2016
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	229	-	-	229	384	-	-	384
Interbank loans	295	-	-	295	5	-	-	5
Commercial loans	185,445	(1,074)	2,673	187,044	188,080	31,424	2,153	221,657
Mortgage loans	80,329	(1,746)	114	78,697	79,136	55,160	117	134,413
Consumer loans	152,691	23	1,185	153,899	153,060	160	1,136	154,356
Investment instruments	15,978	672	-	16,650	17,395	532	-	17,927
Other interest income	3,005	297	-	3,302	3,028	586	-	3,614

Interest income less income from hedge accounting	437,972	(1,828)	3,972	440,116	441,088	87,862	3,406	532,356

	For the nine months ended September 30, (Unaudited)
	2017				2016
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	744	-	-	744	1,090	-	-	1,090
Interbank loans	466	-	-	466	268	-	-	268
Commercial loans	563,998	57,795	7,791	629,584	549,617	107,419	5,550	662,586
Mortgage loans	239,724	102,149	311	342,184	224,086	187,722	6,903	418,711
Consumer loans	463,178	269	3,559	467,006	448,572	565	3,269	452,406
Investment instruments	58,863	1,105	-	59,968	55,012	2,611	-	57,623
Other interest income	9,257	821	-	10,078	8,344	1,864	-	10,208

Interest income less income from hedge accounting	1,336,230	162,139	11,661	1,510,030	1,286,989	300,181	15,722	1,602,892

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of September 30, 2017 and as of December 31, 2016, the suspended interest and adjustments income consists of the following:

	As of September 30, 2017 (Unaudited)			As of December 31, 2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,472	8,149	21,621	13,060	9,029	22,089
Mortgage loans	4,578	394	4,972	4,785	486	5,271
Consumer loans	2,866	4,893	7,759	2,924	6,635	9,559

Total	20,916	13,436	34,352	20,769	16,150	36,919

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-93

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 23

INTEREST INCOME, continued

c)	For the period ended September 30, 2017 and 2016, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	For the quarter ended September 30, (Unaudited)
	2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,026)	11	(3,015)	(3,733)	(269)	(4,002)
Repurchase agreements	(1,164)	-	(1,164)	(717)	-	(717)
Time deposits and liabilities	(79,186)	569	(78,617)	(97,126)	(10,320)	(107,446)
Interbank borrowings	(7,567)	-	(7,567)	(5,614)	-	(5,614)
Issued debt instruments	(54,425)	1,736	(52,689)	(51,978)	(26,963)	(78,941)
Other financial liabilities	(740)	43	(697)	(755)	(185)	(940)
Other interest expense	(1,792)	154	(1,638)	(1,121)	(1,899)	(3,020)
Interest expense less expenses from hedge accounting	(147,900)	2,513	(145,387)	(161,044)	(39,636)	(200,680)

	For the nine months ended September 30, (Unaudited)
	2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(9,178)	(476)	(9,654)	(11,709)	(831)	(12,540)
Repurchase agreements	(5,187)	-	(5,187)	(2,037)	-	(2,037)
Time deposits and liabilities	(262,196)	(14,079)	(276,275)	(294,778)	(31,970)	(326,748)
Interbank borrowings	(19,216)	-	(19,216)	(14,417)	-	(14,417)
Issued debt instruments	(165,996)	(53,133)	(219,129)	(143,799)	(84,910)	(228,709)
Other financial liabilities	(2,205)	(274)	(2,479)	(2,256)	(651)	(2,907)
Other interest expense	(4,289)	(3,192)	(7,481)	(4,056)	(7,934)	(11,990)
Interest expense less expenses from hedge accounting	(468,267)	(71,154)	(539,421)	(473,052)	(126,296)	(599,348)

d)	For the periods ended September 30, 2017 and 2016, the income and expense from interest is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
Items	MCh$	MCh$	MCh$	MCh$

Interest income less income from hedge accounting	440,116	532,356	1,510,030	1,602,892
Interest expense less expense from hedge accounting	(145,387)	(200,680)	(539,421)	(599,348)

Net Interest income (expense) from hedge accounting	294,729	331,676	970,609	1,003,544

Hedge accounting (net)	22,852	(8,269)	9,581	(38,827)

Total net interest income	317,581	323,407	980,190	964,717

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-94

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 24

FEES AND COMMISSIONS

Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,483	1,494	4,397	4,241
Fees and commissions for guarantees and letters of credit	8,754	8,934	26,964	26,914
Fees and commissions for card services	48,918	48,051	150,580	144,015
Fees and commissions for management of accounts	7,973	7,819	23,695	23,620
Fees and commissions for collections and payments	12,187	7,556	34,568	23,353
Fees and commissions for intermediation and management of securities	2,502	2,552	7,415	6,919
Insurance brokerage fees	-	-	-	-
Office banking	8,530	11,009	27,796	30,515
Fees for other services rendered	4,049	3,581	11,610	10,480
Other fees earned	11,257	9,876	32,066	27,940
Fee and commission income	6,735	7,970	24,159	21,000
Total	112,388	108,842	343,250	318,997

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(38,069)	(36,282)	(110,957)	(103,634)
Fees and commissions for securities transactions	(219)	(296)	(624)	(632)
Office banking	(3,636)	(3,789)	(11,556)	(10,828)
Other fees	(2,362)	(4,051)	(7,350)	(12,616)
Total	(44,286)	(44,418)	(130,487)	(127,710)

Net fees and commissions income	68,102	64,424	212,763	191,287

The fees earned in transactions with letters of credit are presented on the Unaudited Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-95

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 25

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

For the periods ended September 30, 2017 and 2016, the detail of income from financial operations is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	38,022	(174,603)	37,525	(316,046)
Trading investments	(986)	6,064	5,689	14,939
Sale of loans and accounts receivables from customers
Current portfolio	33	994	2,680	994
Charged-off portfolio	547	1,004	1,587	2,748
Available for sale investments	11,076	8,420	7,879	14,013
Repurchase of issued bonds(1)	58	-	(323)	(8,632)
Other profit and loss from financial operations	(716)	(70)	(2,104)	(200)
Total	48,034	(158,191)	52,933	(292,184)

(1) As of September 30, 2017 the Bank has repurchased bonds, see Note 2.

NOTE 26

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the period ended September 30, 2017 and 2016, net foreign exchange income is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	75,560	16,147	(15,718)	63,760
Hedging derivatives	(79,330)	183,269	79,869	341,526
Income from assets indexed to foreign currency	(4,889)	(542)	(5,582)	(10,451)
Income from liabilities indexed to foreign currency	66	6	76	160
Total	(8,593)	198,880	58,645	394,995

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-96

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 27

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses for the periods ended September 30, 2017 and 2016 is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the quarter ended September 30, 2017	Individual	Individual	Group	Group	Group	Individual	Group	Total
(Unaudited)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(2,994)	(13,797)	(5,057)	(20,968)	-	-	(42,816)
Provisions established	(103)	(12,596)	(35,115)	(11,030)	(35,281)	(1,740)	(1,556)	(97,421)
Total provisions and charge-offs	(103)	(15,590)	(48,912)	(16,087)	(56,249)	(1,740)	(1,556)	(140,237)
Provisions released (*)	36	3,599	11,899	850	25,553	3,520	218	45,675
Recovery of loans previously charged-off	-	5,724	2,781	3,305	10,724	-	-	22,534
Net charge to income	(67)	(6,267)	(34,232)	(11,932)	(19,972)	1,780	(1,338)	(72,028)

(*) See Note 1, letter o, II).

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the nine months ended September 30, 2017	Individual	Individual	Group	Group	Group	Individual	Group	Total
(Unaudited)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(11,115)	(39,980)	(13,839)	(75,385)	-	-	(140,319)
Provisions established	(297)	(48,319)	(79,556)	(20,765)	(115,367)	(6,481)	(3,676)	(274,461)
Total provisions and charge-offs	(297)	(59,434)	(119,536)	(34,604)	(190,752)	(6,481)	(3,676)	(414,780)
Provisions released (*)	300	48,593	17,963	11,139	40,471	9,941	1,354	129,761
Recovery of loans previously charged-off	-	8,920	14,584	8,420	30,695	-	-	62,619
Net charge to income	3	(1,921)	(86,989)	(15,045)	(119,586)	3,460	(2,322)	(222,400)

(*) See Note 1, letter o, II).

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the quarter ended September 30, 2016	Individual	Individual	Group	Group	Group	Individual	Group	Total
(Unaudited)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(3,362)	(14,111)	(3,913)	(24,397)	-	-	(45,783)
Provisions established	(38)	(18,859)	(17,537)	(3,464)	(57,075)	(1,087)	(387)	(98,447)
Total provisions and charge-offs	(38)	(22,221)	(31,648)	(7,377)	(81,472)	(1,087)	(387)	(144,230)
Provisions released (*)	37	14,416	4,117	5,770	2,712	2,329	513	29,894
Recovery of loans previously charged-off	-	2,422	4,044	3,030	10,629	-	-	20,125
Net charge to income	(1)	(5,383)	(23,487)	1,423	(68,131)	1,242	126	(94,211)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
For the nine months ended September 30, 2016	Individual	Individual	Group	Group	Group	Individual	Group	Total
(Unaudited)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(7,580)	(46,346)	(12,792)	(77,769)	-	-	(144,487)
Provisions established	(213)	(50,876)	(59,779)	(25,948)	(144,302)	(2,955)	(2,727)	(286,800)
Total provisions and charge-offs	(213)	(58,456)	(106,125)	(38,740)	(222,071)	(2,955)	(2,727)	(431,287)
Provisions released (*)	41	32,275	16,623	32,294	24,386	5,747	5,082	116,448
Recovery of loans previously charged-off	-	8,142	12,530	7,777	30,817	-	-	59,266
Net charge to income	(172)	(18,039)	(76,972)	1,331	(166,868)	2,792	2,355	(255,573)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-97

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 27

PROVISIONS FOR LOAN LOSSES, continued

b) The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
As of September 30, 2017	Individual	Group	Group	Group	Total
(Unaudited)	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	41,290	71,078	16,127	168,951	297,446
Provision applied	(30,175)	(31,098)	(2,288)	(93,566)	(157,127)
Net charge offs of individually significant loans	11,115	39,980	13,839	75,385	140,319

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
As of September 30, 2016	Individual	Group	Group	Group	Total
(Unaudited)	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	37,754	79,661	14,549	165,010	296,974
Provision applied	(30,174)	(33,315)	(1,757)	(87,241)	(152,487)
Net charge offs of individually significant loans	7,580	46,346	12,792	77,769	144,487

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-98

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 28

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

For the periods ended September 30, 2017 and 2016, the composition of personnel salaries and expenses is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	64,742	64,372	185,106	184,963
Bonuses or gratuities	18,742	18,928	56,546	57,989
Stock-based benefits	1,262	40	1,822	5
Seniority compensation:	5,896	5,712	18,766	18,781
Pension plans	260	170	512	(395)
Training expenses	783	858	2,293	2,155
Day care and kindergarden	598	644	2,035	2,295
Health and welfare funds	1,403	1,353	4,210	4,134
Other personnel expenses	7,169	7,566	23,591	23,900
Total	100,855	99,643	294,881	293,827

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-99

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 29

ADMINISTRATIVE EXPENSES

For the periods ended September 30, 2017 and 2016, the composition of administrative expenses is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	36,587	34,390	105,925	103,708
Maintenance and repair of property, plant and equipment	5,687	4,574	15,733	14,721
Office lease	6,294	6,972	19,867	21,017
Equipment lease	48	30	137	171
Insurance premiums	897	831	2,547	2,802
Office supplies	1,860	1,709	5,801	4,382
IT and communication expenses	9,894	9,742	28,626	27,331
Lighting, heating, and other utilities	1,405	1,248	4,011	3,786
Security and valuables transport services	2,884	3,144	9,505	11,827
Representation and personnel travel expenses	1,353	1,155	3,703	4,004
Judicial and notarial expenses	284	172	783	801
Fees for technical reports and auditing	3,369	2,380	7,626	5,694
Other general administrative expenses	2,612	2,433	7,586	7,172
Outsourced services	13,729	13,286	41,045	41,666
Data processing	8,495	8,804	26,616	27,578
Archive service	2,401	879	2,895	2,813
Valuation service	382	712	1,749	2,283
Outsourced staff	1,866	1,706	4,497	4,421
Other	585	1,185	5,288	4,571
Board expenses	336	346	972	1,046
Marketing expenses	4,956	3,655	13,884	12,839
Taxes, payroll taxes, and contributions	3,427	3,153	10,074	9,256
Real estate taxes	405	368	1,245	1,069
Patents	488	385	1,330	1,196
Other taxes	5	30	22	40
Contributions to SBIF	2,529	2,370	7,477	6,951
Total	59,035	54,830	171,900	168,515

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-100

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 30

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during the third quarter of 2017 and 2016 are detailed below:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(13,427)	(11,004)	(39,217)	(31,643)
Amortizations of intangible assets	(5,641)	(5,355)	(16,251)	(14,904)
Total depreciation and amortization	(19,068)	(16,359)	(55,468)	(46,547)
Impairment of property, plant and equipment	(5,295)	(10)	(5,644)	(95)
Totales	(24,363)	(16,369)	(61,112)	(46,642)

b)	The changes in book value due to depreciation and amortization for the nine month period ended September 30, 2017 and 2016 are as follows:

	Depreciation and amortization 2017
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(235,622)	(239,628)	(475,250)
Depreciation and amortization for the period	(39,217)	(16,251)	(55,468)
Sales and disposals in the period	270	-	270
Other	-	-	-
Balance as of September 30, 2017 (Unaudited)	(274,569)	(255,879)	(530,448)

	Depreciation and amortization 2016
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(190,781)	(219,295)	(410,076)
Depreciation and amortization for the period	(31,643)	(14,904)	(46,547)
Sales and disposals in the period	84	-	84
Other	-	-	-
Balance as of September 30, 2016 (Unaudited)	(222,340)	(234,199)	(456,539)

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-101

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 31

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,167	667	2,633	1,444
Recovery of charge-offs and income from assets received in lieu of payment	4,766	1,880	13,279	5,578
Other income from assets received in lieu of payment	1,839	781	6,821	4,271
Subtotal	7,772	3,328	22,733	11,293

Contingency Provisión Liberation	9,246	(43)	17,799	31
Subtotal	9,246	(43)	17,799	31

Other income
Leases	66	155	199	450
Income from sale of property, plant and equipment	20,848	89	21,953	638
Recovery of provisions for contingencies	-	-	-	-
Compensation from insurance companies due to damages	117	352	1,212	1,013
Other	822	103	4,043	418
Subtotal	21,853	699	27,407	2,519

Total	38,871	3,984	67,939	13,843

b)	Other operating expenses are as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	6,633	3,321	23,464	9,742
Provisions on assets received in lieu of payment	1,603	2,850	4,066	8,090
Expenses for maintenance of assets received in lieu of payment	393	540	1,516	1,703
Subtotal	8,629	6,711	29,046	19,535

Credit card expenses	691	880	2,159	2,837

Customer services	939	810	2,329	2,507

Other expenses
Operating charge-offs	10	758	1,513	5,160
Life insurance and general product insurance policies	5,551	4,887	18,026	12,124
Additional tax on expenses paid overseas	-	27	-	139
Gain (Loss) for sale of PP&E	-	6	-	9
Provisions for contingencies	-	662	-	6,012
Expense for the Retail Association	220	138	620	521
Other	2,633	1,749	18,978	16,028
Subtotal	8,414	8,227	39,137	39,993

Total	18,673	16,628	72,671	64,872

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-102

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 32

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i,e., Banco Santander S,A, (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-103

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of September 30, 2017 (Unaudited)				As of December 31, 2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	80,743	789	3,865	7,231	81,687	533	4,595	7,100
Mortgage loans	-	-	18,484	-	-	-	18,046	-
Consumer loans	-	-	3,778	-	-	-	3,783	-
Loans and account receivables:	80,743	789	26,127	7,231	81,687	533	26,424	7,100

Provision for loan losses	(209)	(36)	(176)	(6)	(209)	(35)	(87)	(34)
Net loans	80,534	753	25,951	7,225	81,478	498	26,337	7,066

Guarantees	403,308	-	23,065	6,971	434,141	-	23,636	5,486

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	19,545	-	-	26	27,268	-	-	-
Performance guarantees	408,508	-	-	-	437,101	-	-	-
Contingent loans	428,053	-	-	26	464,369	-	-	-

Provision for contingent loans	(3)	-	-	-	(5)	-	-	-

Net contingent loans	428,050	-	-	26	464,364	-	-	-

Loans regarding activity with related parties during the periods ended September 30, 2017 and December 31, 2016 is as follows:

	As of September 30, 2017 (Unaudited)				As of December 31, 2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	546,058	532	26,423	7,100	616,968	565	28,675	1,966
Loans granted	49,063	317	6,315	440	122,729	203	8,580	6,808
Loan payments	(86,323)	(61)	(6,613)	(282)	(193,189)	(236)	(10,832)	(1,674)

Total	508,798	788	26,125	7,258	546,508	532	26,423	7,100

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-104

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of September 30, 2017 (Unaudited)				As of December 31, 2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	66,250	-	-	-	187,701	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	462,535	71,878	-	-	742,851	33,433	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	34,445	101,830	-	-	216,823	67,454	-	-

Liabilities
Deposits and other demand liabilities	14,704	17,292	2,340	220	6,988	7,141	2,883	630
Obligations under repurchase agreements	-	-	-	-	56,167	-	-	-
Time deposits and other time liabilities	727,861	250	3,124	916	1,545,771	621	2,365	1,984
Financial derivative contracts	428,731	124,883	-	-	954,575	54,691	-	-
Issued debts instruments	490,053	-	-	-	484,548	-	-	-
Other financial liabilities	66,318	-	-	-	8,971	-	-	-
Other liabilities	20,408	41,993	-	-	446	44,329	-	-

c)	Recognized income (expense) with related parties

	For the quarter ended September 30, (Unaudited)
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(5,711)	(9)	109	77	(6,644)	8	260	(35)
Fee and commission income and expenses	11,347	12	47	7	9,890	10	48	6
Net income (expense) from financial operations and foreign exchange transactions (*)	160,394	(22,079)	(1)	3	56,969	(19,184)	-
Other operating income and expenses	256	10	-	-	238	-	-	-
Key personnel compensation and expenses	-	-	(10,688)	-	-	-	(8,585)	-
Administrative and other expenses	(7,956)	(11,257)	-	-	(8,785)	(10,247)	-	-

Total	158,330	(33,323)	(10,533)	87	51,668	(29,413)	(8,277)	(29)

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-105

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

	For the nine months ended September 30, (Unaudited)
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded
Income and expenses from interest and inflation	(18,809)	6	759	310	(20,274)	36	914	9
Fee and commission income and expenses	32,206	162	163	24	27,893	32	156	16
Net income (expense) from financial operations and foreign exchange transactions (*)	230,798	(31,033)	-	2	398,328	(51,763)	(87)	3
Other operating income and expenses	743	(1,460)	-	-	695	-	-	-
Key personnel compensation and expenses	-	-	(28,765)	-	-	-	(26,145)	-
Administrative and other expenses	(25,951)	(36,942)	-	-	(26,239)	(31,977)	-	-
Total	218,987	(69,267)	(27,843)	336	380,403	(83,672)	(25,162)	28

(*) Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	For the quarter ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	4,205	4,324	12,753	13,233
Board member`s salaries and expenses	298	323	900	960
Bonuses or gratuity	2,425	2,841	9,319	9,245
Compensation in stock	1,262	40	1,822	5
Training expenses	3	20	60	106
Seniority compensation	1,923	523	2,589	2,099
Health funds	68	69	208	215
Other personnel expenses	244	275	602	677
Pension Plans	260	170	512	(395)
Total	10,688	8,585	28,765	26,145

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-106

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

e)	Composition of key personnel

As of September 30, 2017 and December 31, 2016, the composition of the Bank’s key personnel is as follows:

	N° of executives
	As of	As of
Position	September 30, 2017	December 31, 2016
	(Unaudited)

Director	11	13
Division manager	14	17
Department manager	64	76
Manager	47	61
Total key personnel	136	167

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-107

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017 (Unaudited)		As of December 31, 2016
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	480,306	480,306	396,987	396,987
Financial derivative contracts	2,121,297	2,121,297	2,500,782	2,500,782
Loans and accounts receivable from customers and interbank loans, (net)	29,952,564	30,134,298	26,386,120	29,976,931
Investments available for sale	2,127,922	2,127,922	3,388,906	3,388,906
Guarantee deposits (margin accounts)	271,180	271,180	396,289	396,289

Liabilities
Deposits and interbank borrowings	21,263,489	21,265,969	22,607,392	22,833,009
Financial derivative contracts	1,946,743	1,946,743	2,292,161	2,292,161
Issued debt instruments and other financial liabilities	7,126,081	7,717,736	7,566,388	8,180,322
Guarantees received (margin accounts)	385,566	385,566	480,926	480,926

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of les than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-108

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve , volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments, The hierarchy reflects the significance of the inputs used in making the measurement, The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-109

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-110

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of September 30, 2017 and December 31, 2016.

	Fair value measurement
As of September 30,	2017	Level 1	Level 2	Level 3
(Unaudited)	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	480,306	465,671	14,635	-
Available for sale investments	2,127,922	1,523,669	603,606	647
Derivatives	2,121,297	-	2,085,065	36,232
Guarantee deposits (margin accounts)	271,180	-	271,180	-
Total	5,000,705	1,989,340	2,974,486	36,879

Liabilities
Derivatives	1,946,743	-	1,946,728	15
Guarantees received (margin accounts)	385,566	-	385,566	-
Total	2,332,309	-	2,332,294	15

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,011	976	-
Available for sale investments	3,388,906	2,471,439	916,808	659
Derivatives	2,500,782	-	2,461,407	39,375
Guarantee deposits (margin accounts)	396,289	396,289	-	-
Total	6,682,964	3,263,739	3,379,191	40,034

Liabilities
Derivatives	2,292,161	-	2,292,118	43
Guarantees received (margin accounts)	480,926	480,926	-	-
Total	2,773,087	480,926	2,292,118	43

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-111

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position, as of September 30, 2017 and December 31, 2016.

	Fair value measurement
As of September 30,	2017	Level 1	Level 2	Level 3
(Unaudited)	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivables from customers and Interbank loans	30,134,298	-	-	30,134,298
Total	30,134,298	-	-	30,134,298

Liabilities
Deposits and Interbank borrowing	21,265,969	-	21,265,969	-
Issued debt instruments and other financial liabilities	7,717,736	-	7,717,736	-
Total	28,983,705	-	28,983,705	-

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivables from customers and Interbank loans	29,976,931	-	-	29,976,931
Total	29,976,931	-	-	29,976,931

Liabilities
Deposits and Interbank borrowing	22,833,009	-	22,833,009	-
Issued debt instruments and other financial liabilities	8,180,322	-	8,180,322	-
Total	31,013,331	-	31,013,331	-

There was no transfer between level 1 and 2 for the period ended September 30, 2017 and December 31, 2016.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-112

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2017 and 2016 and December 31, 2016:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	79,181	43

Total realized and unrealized profits (losses)
Included in statement of income	(3,143)	(28)
Included in other comprehensive income	12	-
Purchases, issuances, and loans (net)	-	-

As of September 30, 2017 (Unaudited)	76,026	15

Total profits or losses included in comprehensive income at September 30, 2017 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016	(3,155)	(28)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	3,294	73
Included in other comprehensive income	(67)	-
Purchases, issuances, and loans (net)	-	-

As of September 30, 2016 (Unaudited)	43,140	73

Total profits or losses included in comprehensive income at September 30, 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2015	3,227	73

The realized and unrealized profits (losses) included in comprehensive income for 2017 and 2016, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of September 30, 2017 and December 31, 2016 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-113

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2017 and 2016:

As of September 30, 2017 (Unaudited)

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Position
Assets
Financial derivative contracts	1,848,688	-	1,848,688	272,609	2,121,297
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,952,564	26,952,564

Total	1,848,688	-	1,848,688	27,225,173	29,073,861

Liabilities
Financial derivative contracts	1,718,021	-	1,718,021	228,722	1,946,743
Investments under resale agreements	147,515	-	147,515	-	147,515
Déposits and interbank borrowings	-	-	-	21,263,489	21,263,489

Total	1,865,536	-	1,865,536	21,492,211	23,357,747

As of December 31, 2016

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Position
Assets
Financial derivative contracts	2,237,731	-	2,237,731	263,051	2,500,782
Investments under resale agreements	6,736	-	6,736	-	6,736
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,386,120	26,386,120

Total	2,244,467	-	2,244,467	26,649,171	28,893,638

Liabilities
Financial derivative contracts	2,100,955	-	2,100,955	191,206	2,292,161
Investments under resale agreements	212,437	-	212,437	-	212,437
Déposits and interbank borrowings	-	-	-	22,607,392	22,607,392

Total	2,313,392	-	2,313,392	22,798,598	25,111,990

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-114

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

FOR THE PERIODS ENDED AS OF SEPTEMBER 30, 2017 AND 2016 AND AS OF DECEMBER 31, 2016

NOTE 34

SUBSEQUENT EVENTS

There aren’t any subsequent events to reveal between October 1, 2017 and the issuance of the financial statements (October 17, 2017).

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Consolidated Interim Financial Statements September 2017 / Banco Santander Chile F-115